Filed Pursuant to Rule 424(b)(4)

Registration No. 333-133950

PROSPECTUS

10,590,000 Shares

COMMON STOCK

InnerWorkings, Inc. is offering 7,060,000 shares of its common stock and the selling stockholders are offering 3,530,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares.

Our common shares will be listed on the Nasdaq Global Market under the symbol “INWK.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $9.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to InnerWorkings	Proceeds to Selling Stockholders
Per Share	$9.00	$0.6525	$8.3475	$8.3475
Total	$95,310,000	$6,909,975	$58,933,350	$29,466,675

The selling stockholders have granted the underwriters the right to purchase up to an additional 1,588,500 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on August 18, 2006.

MORGAN STANLEY

JEFFERIES & COMPANY

PIPER JAFFRAY

WILLIAM BLAIR & COMPANY

MORGAN JOSEPH

August 15, 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until September 10, 2006, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We operate in an industry in which it is difficult to obtain precise industry and market information. Although we have obtained some industry data from third party sources that we believe to be reliable, in certain cases we have based certain statements contained in this prospectus regarding our industry and our position in the industry on our estimates concerning our customers and competitors. These estimates are based on our experience in the industry, conversations with our principal suppliers and our own investigation of market conditions. Unless otherwise noted, the statistical data contained in this prospectus regarding the print industry is based on data we obtained from the Print Industries of America/Graphic Arts Technical Foundation, or PIA/GATF, a graphic arts trade association, Datamonitor, a business information company specializing in industry analysis, or International Data Corporation, or IDC, a provider of market intelligence for the information technology, telecommunications and consumer technology markets.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in the prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 9, and the consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

INNERWORKINGS, INC.

Our Company

We are a leading provider of print procurement solutions to corporate clients in the United States. Utilizing our proprietary technology and database, as well as our extensive domain expertise, we create a competitive bid process to procure, purchase and deliver printed products as part of a comprehensive outsourced enterprise solution and in individual transactions. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database, PPM4™, create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for each bid we receive and print job we execute. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match each print job with the supplier that is optimally suited to meet the client’s needs at a highly competitive price. Our procurement managers use PPM4™ to manage the print procurement process from end-to-end.

Through our network of over 2,700 suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill up to 100% of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. We procure printed products for clients across a wide range of industries, such as advertising, consumer products, publishing and retail. Our clients fall into two categories, enterprise and transactional. We enter into arrangements with our enterprise clients to provide some, or substantially all, of their printed products, typically on a recurring basis. We provide printed products to our transactional clients on an order-by-order basis. For the year ended December 31, 2005, enterprise and transactional clients accounted for 69% and 31% of our revenue, respectively.

We were formed in 2001 and commenced operations in 2002. From our inception through December 31, 2005, we served over 1,100 clients, received approximately 96,000 bids and executed approximately 26,000 print jobs through over 1,100 suppliers. We have increased our revenue from $5.0 million in 2002 to $76.9 million in 2005, representing a compound annual growth rate of 148%. In 2005, our revenue was $76.9 million, compared to $38.9 million in 2004. For the six months ended June 30, 2006, our revenue was $57.6 million, compared to $31.2 million for the six months ended June 30, 2005.

Our Industry

Our business of providing print procurement solutions intersects two large and growing industries, commercial printing and business process outsourcing, or BPO. Total shipments in the worldwide commercial print industry were projected to be approximately $367 billion in 2005 and are expected to increase by an average of $8 billion per year through 2009, according to a 2005 Datamonitor global commercial printing industry profile. To become more competitive, many businesses seek to focus on core competencies and outsource non-core business functions, such as print procurement. According to a 2005 IDC global BPO forecast, the worldwide market for BPO is estimated to grow from $422 billion in 2005 to $641 billion in 2009, representing a compound annual growth rate of 11%.

In addition, the U.S. print industry is highly fragmented, with an estimated 39,300 printing plants. In 2005, the ten largest commercial print companies accounted for only approximately 16% of the total domestic print market. The traditional process of designing, procuring and producing a print order requires extensive collaboration by printers, designers, brokers and other middlemen and is often highly inefficient for the customer, who typically pays a mark-up at each intermediate stage of the supply chain. Print procurement is often dispersed across several areas of a business enterprise, including sales, marketing, communications and finance. Consolidating all print activities across the organization represents an opportunity to reduce total print expenditure and decrease the number of vendors in the print supply chain. Applying software and database technology to manage the print procurement process also provides for enhanced tracking and auditing capabilities.

In recent years, the print industry has been impacted by developments in technology, including enhanced output capacity of printing presses and increased utilization of Internet-based communications and digital printing. These developments have lowered barriers to entry, increased the number of print suppliers available to our clients and reduced the utilization of printing presses. As a result, the print industry has experienced, and is continuing to experience, significant excess manufacturing capacity and the market for printed products has become increasingly commoditized.

Our Competitive Strengths

We believe a number of important competitive strengths will continue to drive our success in the future, including:

Disruptive business solution.    Our fully-integrated print procurement solution disrupts the traditional print supply chain by aggregating the collective print demand of our clients and greatly increasing the number of suppliers that can efficiently bid for our clients’ print jobs. Our print procurement costs are often 30 to 50% less than the print expenditures historically incurred by our clients, and we believe that we offer a compelling value proposition to our clients by passing on to them a considerable portion of such cost savings. In addition, our solution reduces the amount of internal resources our clients must dedicate to print procurement, accelerates the print procurement process and consistently delivers a high-quality product. We believe that our business model, which is unencumbered by commercial print production assets, offers the first enterprise solution capable of meeting the entire print procurement needs of corporate clients.

Proprietary software and database.    PPM4™ is a fully-integrated proprietary software solution that allows us to match each print job with the supplier in our network that is optimally suited to produce the job at a highly competitive price. Our technology also enables us to efficiently manage critical aspects of the print procurement process, including gathering job specifications, identifying suppliers, establishing pricing, managing print production and purchasing and coordinating delivery of the finished product.

We believe our proprietary database contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. This data provides us with valuable insight into how excess manufacturing capacity and other industry factors impact the pricing of printed products, and enhances our ability to capitalize on those trends to our clients’ advantage. Our database expands with each job we quote and becomes more difficult to replicate, which we believe increases our competitive advantage.

Extensive and diverse supplier network.    The more than 2,700 suppliers in our network, which produced more than $50 billion of printed products in 2005, have been selected from among thousands of potential suppliers worldwide based on their ability to effectively serve our clients on the basis of price and service. Through these suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate, including books, magazines, catalogues, direct mail, point-of-purchase displays, commercial print, packaging, labels and promotional products. By leveraging our access to a full range of print and print-related services, we are able to provide a complete and cost-effective outsourced solution for our clients.

Deep domain knowledge and procurement management expertise.    Effective management of the outsourced printing procurement process requires highly experienced and dedicated personnel to work closely with both clients and print suppliers. Our teams of account executives and procurement managers ensure high levels of execution and the on-time delivery of a quality product, while delivering domain expertise that spans advertising, consumer products, manufacturing, publishing, retail and other print-related industries. As of December 31, 2005, we employed over 80 account executives, who average 17 years of experience in the printing industry, and over 50 procurement managers, who average 13 years of experience in the printing industry.

Scalable business model with significant operating leverage.    Our technology solution can support a significant increase in the number of clients we serve and jobs we process without significant capital investment. In addition, our extensive supplier network provides access to a vast supply of manufacturing capacity without requiring any capital expense. Because we do not own commercial print production assets, the primary incremental operating cost of growing our business is hiring additional account executives who market and sell our services, and procurement managers who manage the print procurement process. As a result, our revenue growth has significantly outpaced the increase in our operating expenses. Our revenue increased from $5.0 million in 2002 to $76.9 million in 2005, while our operating expenses as a percentage of revenue, which exclude cost of goods sold, decreased from 23.2% in 2002 to 14.3% in 2005.

Experienced management team.    We have a highly experienced management team with extensive industry knowledge. Our Chief Executive Officer, Steven Zuccarini, is the former president of the Catalog & Retail and the Global Solutions business units of North America’s largest print company, R.R. Donnelley & Sons Company, where he was responsible for providing enterprise solutions to its largest clients. Our non-executive Chairman, John Walter, is the former Chairman and Chief Executive Officer of R.R. Donnelley.

Our Growth Strategy

We intend to become the preeminent provider of print procurement solutions on a global basis. The key elements of our growth strategy include:

Expand our base of enterprise clients.    We are focused on continuing to increase our business with clients using our technology enabled enterprise solution. During 2005, we entered into contracts with 23 enterprise clients, including 17 new clients and six clients that we initially serviced on a transactional basis. We seek to attract new enterprise clients by targeting companies which have substantial and recurring print requirements. We also seek to transition transactional clients to our enterprise solution in order to capture a greater portion of their recurring print expenditures and become more fully integrated into their business infrastructure. This strategy has been highly successful as 25 of our 81 enterprise clients as of June 30, 2006 began as transactional accounts.

Expand our base of transactional clients.    As a significant portion of our new transactional business results from our recruitment of sales executives, we intend to continue to hire account executives, or acquire groups of them, with established client relationships. We believe our business model is extremely attractive to these executives, as it enables sales professionals to leverage our technology and supplier network to market a broader range of products and services to their clients than were available with their previous employers. As these executives are hired, we expect to expand our base of transactional clients, thereby expanding our pipeline of clients to which we can market our enterprise solution.

Further penetrate our established customer base.    We believe our established customer base presents a substantial opportunity for growth. Our ability to deliver a full range of printed products at competitive prices and procure up to 100% of the print requirements of our clients allows us to capitalize on our established client relationships to increase our sales. As we further develop our relationships with clients, we seek to manage more of their total print expenditures over time. For example, we estimate that during 2005 sales to our ten largest enterprise clients accounted for less than 25% of their total print expenditures.

Broaden geographic presence.    We believe the opportunity exists to expand our business into new geographic markets. Our headquarters are located in Chicago, and as of December 31, 2005 approximately 66% of our clients were located in Illinois. Our objective is to increase our sales in other major print markets in the United States, such as Boston, Los Angeles, Minneapolis, New York and San Francisco. We intend to hire or acquire more account executives within close proximity to these large markets, which accounted for, in aggregate, $18.4 billion of print expenditures in 2005, according to PIA/GATF. In addition, given that the print industry is a global business, over time we intend to evaluate opportunities to access attractive markets outside the United States. For example, in March 2006 we entered into a strategic agreement to grant SNP Corporation Ltd. a non-exclusive, non-transferable license to use certain non-core applications of our software in China, Singapore and Hong Kong.

Recent Developments

Series E Investment.    In January 2006, we issued 10,167,730 Series E preferred shares, or approximately 25% of our equity interests on a fully-diluted basis, to New Enterprise Associates 11, Limited Partnership, NEA Ventures 2005, Limited Partnership and Printworks Series E, LLC in exchange for $50 million in cash, or $4.92 per share. We retained $10 million of these proceeds for working capital and general corporate purposes. We used $40 million of these proceeds to redeem Class A common shares held by our existing stockholders on a pro rata basis at a purchase price of $4.92 per share.

Graphography Acquisition.    On May 31, 2006, we acquired Graphography Limited LLC, a provider of production management services, including print procurement and promotional services. In 2005, Graphography generated revenue of $23.8 million. We believe that the Graphography acquisition provides important strategic benefits for our company. As a result of the acquisition, we established a significant presence in the New York market, which is the third largest print market in the United States. Graphography adds two new significant enterprise clients, a Fortune 500 manufacturing and marketing company and a multi-billion dollar international beverage distributor, each of which would have been in our top five accounts based on revenue generated in 2005 on a pro forma basis. It also adds more than 100 transactional clients, which expands our pipeline of clients to which we can market our enterprise solution. In addition, we gained approximately 400 new suppliers that can provide printing and promotional services to our existing clients. We also acquired three additional sales executives as well as two additional lead production managers, and their corresponding production teams, with significant expertise in the areas of direct mail and promotional products. The acquisition consideration for Graphography consisted of approximately $4.525 million in cash paid on May 31, 2006 and up to an additional $3.0 million in cash contingent upon revenue generated by Graphography from certain accounts on or prior to May 31, 2010.

Risk Factors

Investing in our common stock involves risks. You should carefully read the section entitled “Risk Factors” beginning on page 9 for an explanation of these risks before investing in our common stock. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

•	Competition could substantially impair our business and our operating results.

•	If our services do not achieve widespread commercial acceptance, our business will suffer.

•	If our suppliers do not meet our needs or expectations, or those of our clients, our business will suffer.

•	A decrease in the number of our suppliers could adversely affect our business.

•	If we are unable to expand the number of account executives, or if a significant number of our account executives leave us, our ability to increase our revenues could be negatively impacted.

•	If we are unable to retain and expand our enterprise client base, our revenue growth may be negatively impacted.

Our principal executive offices are located at 600 West Chicago Avenue, Suite 850, Chicago, IL 60610, and our telephone number at this address is (312) 642-3700. Our website is www.iwprint.com. Information contained on our website is not a part of this prospectus.

THE OFFERING

Common stock offered by InnerWorkings	7,060,000 shares

Common stock offered by the selling stockholders	3,530,000 shares

Total	10,590,000 shares

Common stock to be outstanding after this offering	44,014,319 shares

Over-allotment option offered by the selling stockholders	1,588,500 shares

Use of proceeds	We expect our net proceeds from this offering will be approximately $56.4 million. We intend to use our net proceeds from this offering primarily to expand our sales force, to acquire or make strategic investments in complementary businesses and for working capital and other general corporate purposes. We also intend to use approximately $2.5 million of our net proceeds from this offering to repay all outstanding principal and accrued interest owed under our line of credit. In addition, we intend to use approximately $7.0 million of our net proceeds from this offering to make required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“INWK”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering excludes:

•	5,315,667 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.65 per share;

•	56,050 shares of common stock underlying stock options that we granted to certain employees on August 15, 2006 under our Stock Incentive Plan at an exercise price equal to the initial public offering price of $9.00 per share; and

•	943,950 shares of common stock available for additional grants under our Stock Incentive Plan.

On August 15, 2006, we recapitalized all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Recapitalization.” Unless otherwise indicated, all share amounts:

•	assume the underwriters’ over-allotment option is not exercised; and

•	give effect to our recapitalization on August 15, 2006.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes. The pro forma consolidated statements of operations data for the year ended December 31, 2005 and for the six months ended June 30, 2006 give effect to the May 31, 2006 acquisition of Graphography Limited LLC as if the acquisition had occurred on January 1, 2005 and reflect the elimination of preferred dividends accrued during the periods presented as a result of the recapitalization of all outstanding shares of our Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock as if the recapitalization had occurred on January 1, 2005 and the elimination of interest expense incurred during the periods presented as a result of the repayment of all outstanding indebtedness under our line of credit as if the repayment had occurred on January 1, 2005. In addition, the pro forma consolidated statements of operations data reflect income tax expense as if our January 3, 2006 conversion from a limited liability company to a C corporation had occurred at the beginning of the period presented. The pro forma consolidated statements of operations data do not necessarily indicate the results that would have actually occurred if the acquisition of Graphography Limited LLC had occurred on the date indicated or that may occur in the future. You should read the pro forma consolidated statements of operations data together with the more detailed information contained in Unaudited Pro Forma Condensed Consolidated Financial Statements and the accompanying notes.

	Years ended December 31,			Pro forma year ended December 31, 2005	Six months ended June 30,		Pro forma six months ended June 30, 2006
	2003	2004	2005		2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Consolidated statements of operations data:
Revenue	$16,229	$38,884	$76,870	$100,632	$31,159	$57,577	$68,215
Cost of goods sold	12,487	30,483	61,272	81,817	24,689	45,988	55,007

Gross profit	3,742	8,401	15,598	18,815	6,470	11,589	13,208
Selling, general and administrative expenses:
Commission expenses	577	1,788	3,492	3,652	1,728	2,351	2,421
General and administrative expenses	2,382	4,317	7,114	9,807	2,886	4,754	6,145

Total selling, general and administrative expenses	2,959	6,105	10,606	13,459	4,614	7,105	8,566
Depreciation and amortization	18	223	388	642	150	334	438

Income from operations	765	2,073	4,604	4,714	1,706	4,150	4,204
Other income (expense)	(86)	(124)	(29)	67	(35)	90	172
Minority interest income (expense)	(8)	(192)	58	58	58	—	—

Total other income (expense)	(94)	(316)	29	125	23	90	172

Income before income taxes	671	1,757	4,633	4,839	1,729	4,240	4,376
Income tax expense	—	—	—	1,887	—	1,694	1,749

Net income	671	1,757	4,633	2,952	1,729	2,546	2,627
Dividends on preferred shares	(176)	(462)	(762)	—	(413)	(1,115)	—

Net income applicable to common stockholders	$495	$1,295	$3,871	$2,952	$1,316	$1,431	$2,627

Net income per share of common stock:
Basic	$0.02	$0.04	$0.12		$0.04	$0.06
Diluted	$0.02	$0.04	$0.12		$0.04	$0.04
Shares used in per share calculations:
Basic	26,139	29,449	31,010		30,072	24,717
Diluted	26,139	29,449	32,707		31,766	35,025
Unaudited pro forma income tax provision(1)	$262	$685	$1,807		$674
Unaudited pro forma net income(1)	$409	$1,072	$2,826		$1,055
Unaudited pro forma net income per share of common stock(2):
Basic				$0.07			$0.06
Diluted				$0.07			$0.05
Shares used in unaudited pro forma per share calculations:
Basic				40,607			44,482
Diluted				41,367			47,969

Other data:
Enterprise clients(3)	14	46	69	71	59	81	81
Transactional clients(4)	294	593	667	709	488	446	484
Total clients(5)	308	639	736	780	547	527	565
Total print jobs(6)	2,002	6,972	10,736	13,558	5,098	7,255	8,075
Employees and independent contractors(7)	43	85	154	176	120	189	189

(1)	The unaudited pro forma data presented gives effect to our conversion on January 3, 2006 into a Delaware corporation as if it occurred at the beginning of the period presented. The unaudited pro forma income tax provision represents a combined federal and state effective tax rate of 39.0% and does not consider potential tax loss carrybacks, carryforwards or realizability of deferred tax assets. The unaudited pro forma net income represents our net income for the periods presented as adjusted to give effect to the pro forma income tax provision (benefit).
(2)	Unaudited pro forma net income per share of common stock (i) reflects the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis, (ii) includes 1,054,461 shares of our common stock to be sold by us in this offering at the initial public offering price of $9.00 per share, the proceeds of which will be used to make approximately $7.0 million of required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares and to repay approximately $2.5 million of outstanding indebtedness under our line of credit, and (iii) gives effect to the elimination of interest expense on the outstanding indebtedness under our line of credit to be repaid, less the related income tax effect.
(3)	Reflects number of enterprise clients as of the last day of the applicable period.
(4)	Reflects number of transactional clients served in the applicable period.
(5)	Reflects total number of enterprise clients as of the last day of the applicable period and number of transactional clients served in the applicable period.
(6)	Reflects total number of print jobs executed in the applicable period.
(7)	Reflects number of employees and independent contractors as of the last day of the applicable period.

The pro forma balance sheet data in the table below reflects the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis and approximately $7.0 million of required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares.

The pro forma as adjusted balance sheet data in the table below reflects the sale of 7,060,000 shares of our common stock offered by us in this offering at the initial public offering price of $9.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of approximately $2.5 million of outstanding indebtedness under our line of credit.

	As of June 30, 2006
	Actual	Pro forma	Pro forma as adjusted
	(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,163	$2,163	$49,106
Working capital	12,811	5,811	62,245
Total assets	56,715	56,715	103,659
Line of credit	2,490	2,490	—
Capital leases	341	341	341
Convertible redeemable preferred shares	56,001	—	—
Total members’ equity/stockholders’ (deficit)	(28,651)	19,585	76,019

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus before you decide to buy our common stock. Our business, financial condition or operating results may suffer if any of the following risks is realized. If any of these risks or uncertainties occurs, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our business, prospects and future financial performance.

We formed our business in September 2001 and have a limited operating history, which makes evaluating our current business and prospects difficult. The revenue and income potential of our business is uncertain, which makes it difficult to predict accurately our future financial performance. We may face periods where our financial performance falls below investor expectations. As a result, the price of our common stock may decline.

Competition could substantially impair our business and our operating results.

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and pre-press and fulfillment and logistics. Competition in these industries is intense. Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. Many of these printers, such as Banta, Quad/Graphics, Quebecor and R.R. Donnelley have larger client bases and significantly more resources than we do. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to offer outsourced print procurement services or enterprise software applications, and their well-established client relationships, industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

We also compete with a number of print suppliers, distributors and brokers. Several of these competitors, such as Cirqit, Workflow/Relizon and Newline/Noosh offer outsourced print procurement services or enterprise software applications for the print industry. These competitors, or new competitors that enter the market, may also offer print procurement services similar to and competitive with or superior to our current or proposed offerings and achieve greater market acceptance. In addition, a software solution and database similar to PPM4TM could be created over time by a competitor with sufficient financial resources and comparable experience in the print industry. If our competitors are able to offer comparable services, we could lose clients, and our market share could decline.

Our competitors may also establish cooperative relationships to increase their ability to address client needs. Increased competition may lead to revenue reductions, reduced gross margins or a loss of market share, any one of which could harm our business.

If our services do not achieve widespread commercial acceptance, our business will suffer.

Most companies currently coordinate the procurement and management of their print orders with their own employees using a combination of telephone, facsimile, e-mail and the Internet. Growth in the demand for our services depends on the adoption of our outsourcing model for print procurement services. We may not be able to persuade prospective clients to change their traditional print management processes. Our business could suffer if our services are not accepted or are not perceived by the marketplace to be effective or valuable.

If our suppliers do not meet our needs or expectations, or those of our clients, our business would suffer.

The success of our business depends to a large extent on our relationships with our clients and our reputation for high quality printed products and print procurement services. We do not own printing presses or other printing equipment. Instead, we rely on third-party suppliers to deliver the printed products and services that we provide to our clients. As a result, we do not directly control the manufacturing of the products or the services provided by our suppliers. If our suppliers do not meet our needs or expectations, or those of our clients, our professional reputation may be damaged, our business would be harmed and we could be subject to legal liability.

A decrease in the number of our suppliers could adversely affect our business.

In 2005, our top 10 suppliers accounted for approximately 40% of the products we sold, and our top three suppliers accounted for approximately 21% of the products we sold. We expect to continue to rely on these suppliers to fulfill a substantial portion of our print orders in the future. These suppliers are not contractually required to continue to accept orders from us. If production capacity at a significant number of these suppliers becomes unavailable, we will be required to use fewer suppliers, which could significantly limit our ability to serve our clients on competitive terms. In addition, we rely on price bids provided by our suppliers to populate our database. If the number of our suppliers decreases significantly, we will not be able to obtain sufficient pricing information for PPM4 TM, which could affect our ability to obtain favorable pricing for our clients.

If we are unable to expand the number of our account executives, or if a significant number of our account executives leave InnerWorkings, our ability to increase our revenues could be negatively impacted.

Our ability to expand our business will depend largely on our ability to attract additional account executives with established client relationships. Competition for qualified account executives can be intense and we may be unable to hire such persons. Any difficulties we experience in expanding the number of our account executives could have a negative impact on our ability to expand our client base, increase our revenue and continue our growth.

In addition, we must retain our current account executives and properly incentivize them to obtain new clients and maintain existing client relationships. If a significant number of our account executives leave InnerWorkings and take their clients with them, our revenue could be negatively impacted. We have entered into non-compete agreements with our account executives to mitigate this risk, but we may need to litigate to enforce our rights under these agreements, which could be time-consuming, expensive and ineffective. A significant increase in the turnover rate among our current account executives could also increase our recruiting costs and decrease our operating efficiency and productivity, which could lead to a decline in the demand for our services.

If we are unable to expand our enterprise client base, our revenue growth rate may be negatively impacted.

As part of our growth strategy, we seek to attract new enterprise clients and migrate our transactional client relationships into enterprise engagements under long-term contracts. If we are unable to attract new enterprise clients or expand our relationships with our existing transactional clients, our ability to expand our business will be hindered.

Many of our clients may terminate their relationship with us on short notice and with no penalties or limited penalties.

Our transactional clients, which accounted for approximately 50% and 31% of our revenue in 2004 and 2005, respectively, typically use our services on an order-by-order basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop purchasing from us at any time. We have entered into contracts with our enterprise clients, which accounted for approximately 50% and 69% of our revenue in 2004 and 2005, respectively, that generally have an open-ended duration. Most of these contracts, however, do not impose minimum purchase or volume requirements, and typically permit the clients to terminate our engagements on 90 or 180 days’ notice with limited or no penalties.

The volume and type of services we provide our clients may vary from year to year and could be reduced if the client were to change its outsourcing or print procurement strategy. If a significant number of our transactional or enterprise clients elect to terminate or not to renew their engagements with us, or if the volume of their print orders decreases, our business, operating results and financial condition could suffer.

A significant portion of our revenue is derived from a relatively limited number of large clients and any loss of, or decrease in sales to, these clients could harm our results of operations.

A significant portion of our revenue is derived from a relatively limited number of large clients. Revenue from our top ten clients accounted for 43% and 46% of our revenue during the year ended December 31, 2004 and 2005, respectively. Our largest customer accounted for 16% of our revenue in 2005. We are likely to continue to experience ongoing customer concentration, particularly if we are successful in attracting large enterprise clients. Moreover, there may be a loss or reduction in business from one or more of our large clients. It is also possible that revenue from these clients, either individually or as a group, may not reach or exceed historical levels in any future period. The loss or significant reduction of business from our major clients would adversely affect our results of operations.

There are risks that our acquisition of Graphography Limited LLC could disrupt our business and harm our financial condition. These risks include:

•	problems with integrating Graphography’s operations and technologies with our business;

•	distraction and diversion of management time and attention from our existing core business;

•	inability to retain business relationships with Graphography’s customers; and

•	inability to retain key employees of Graphography.

In addition, a large percentage of Graphography’s revenues have historically come from only two customers. Revenues from these customers would have accounted for approximately 20.9% of our pro forma revenue for the year ended December 31, 2005. The loss of either of these customers or a reduction in the business they send us could cause our business and financial results to deteriorate, leading to possible lower earnings, future impairment of goodwill and other intangible assets and a loss in the market value of our shares of common stock.

We may not be able to develop or implement new systems, procedures and controls that are required to support the anticipated growth in our operations.

Our revenues increased from $5.0 million in 2002 to $76.9 million in 2005, representing a compound annual growth rate of 148%. Between January 1, 2002 and December 31, 2005, the number of our employees and independent contractors increased from 21 to 154. Continued growth could place a significant strain on our ability to:

•	recruit, motivate and retain qualified account executives, procurement managers and management personnel;

•	preserve our culture, values and entrepreneurial environment;

•	develop and improve our internal administrative infrastructure and execution standards; and

•	maintain high levels of client satisfaction.

To manage our growth, we must implement and maintain proper operational and financial controls and systems. Further, we will need to manage our relationships with various clients and suppliers. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support the growth in our operations or effectively manage our relationships with various clients and suppliers. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected.

A decrease in levels of excess capacity in the U.S. commercial print industry could have an adverse impact on our business.

We believe that for the past several years, the U.S. commercial print industry has experienced significant levels of excess capacity. Our business seeks to capitalize on imbalances between supply and demand in the print industry by obtaining favorable pricing terms from suppliers in our network through a competitive bid process. Reduced excess capacity in the print industry generally and in our supplier network specifically could have an adverse impact on our ability to execute our business strategy and on our business results and growth prospects.

Our inability to protect our intellectual property rights may impair our competitive position.

If we fail to protect our intellectual property rights adequately, our competitors could replicate our proprietary technology in order to offer similar services and harm our competitive position. We rely on a combination of trademark and trade secret laws and confidentiality and nondisclosure agreements to protect our proprietary technology. We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our rights or imitate or duplicate our services or methodologies, including PPM4™. We may need to litigate to enforce our intellectual property rights or determine the validity and scope of the rights of others. Any such litigation could be time-consuming and costly.

If we are unable to maintain PPM4™, demand for our services and our revenues could decrease.

We rely heavily on PPM4™ to procure printed products for our clients. To keep pace with changing technologies and client demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of print buyers, the trends in the print industry or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue.

In addition, we must protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of PPM4™ could reduce client satisfaction and decrease usage of our services.

If the key members of our management team do not remain with us in the future, our business, operating results and financial condition could be adversely affected.

Our future success will depend to a significant extent on the continued services of Steven Zuccarini, our Chief Executive Officer, Nicholas Galassi, our Chief Financial Officer, Scott Frisoni, our Executive Vice President of Sales, Eric Belcher, our Executive Vice President of Operations, and Neil Graver, our Chief Technology Officer. The loss of the services of any of these or other individuals could adversely affect our business, operating results and financial condition and could divert other senior management time in searching for their replacements.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. In particular, these new obligations will require substantial attention from our senior management and divert its attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

Because many of the members of our management team have been employed with us for a short period of time, we cannot be certain that they will be able to manage our business successfully.

We are dependent on our management team for our business to be successful. Because of our limited operating history, many of our key management personnel have been employed by us for less than two years. Therefore, we cannot be certain that we will be able to allocate responsibilities appropriately and that the new members of our management team will succeed in their roles. Our inability to integrate members of our current management team with our business model would make it difficult for us to manage our business successfully and to pursue our growth strategy.

Our business is subject to seasonal sales fluctuations, which could result in volatility or have an adverse effect on the market price of our common stock.

Our business is subject to some degree of sales seasonality. Historically, the percentage of our annual revenue earned during the third and fourth fiscal quarters has been higher due, in part, to a greater number of print orders in anticipation of the year-end holiday season. If our business continues to experience seasonality, we may incur significant additional expenses during our third and fourth quarters, including additional staffing expenses. Consequently, if we were to experience lower than expected revenue during any future third or fourth quarter, whether from a general decline in economic conditions or other factors beyond our control, our expenses may not be offset, which would have a disproportionate impact on our operating results and financial condition for that year.

Price fluctuations in raw materials costs could adversely affect the margins on our print orders.

The print industry relies on a constant supply of various raw materials, including paper and ink. Prices within the print industry are directly affected by the cost of paper, which is purchased in a price sensitive market that has historically exhibited price and demand cyclicality. Prices are also affected by the cost of ink. Our profit margin and profitability is largely a function of the rates that our suppliers charge us compared to the rates that we charge our clients. If our suppliers increase the price of our print orders, and we are not able to find suitable or alternative suppliers, our profit margin may decline.

If any of our products cause damages or injuries, we may experience product liability claims.

Clients and third parties who claim to suffer damages or an injury caused by our products may bring lawsuits against us. Defending lawsuits arising out of any of the products we provide to our clients could be costly and absorb substantial amounts of management attention, which could adversely affect our financial performance. A significant product liability judgment against us could harm our reputation and business.

If any of our key clients fail to pay for our services, our profitability would be negatively impacted.

We take full title and risk of loss for the printed products we procure from our suppliers. Our obligation to pay our suppliers is not contingent upon receipt of payment from our clients. In 2004 and 2005, our revenue was $38.9 million and $76.9 million, respectively, and our top 10 clients accounted for 43% and 46%, respectively, of such revenue. If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

We may not be able to identify suitable acquisition candidates, effectively integrate newly acquired businesses or achieve expected profitability from acquisitions.

Part of our growth strategy is to increase our revenue and the markets that we serve through the acquisition of additional businesses. We are actively considering certain acquisitions and will likely consider others. There can be no assurance that suitable candidates for acquisitions can be identified or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms, if at all. Even if suitable candidates are identified, any future acquisitions may entail a number of risks that could adversely affect our business and the market price of our common stock, including the integration of the acquired operations, diversion of management’s attention, risks of entering markets in which we have limited experience, adverse short-term effects on our reported operating results, the potential loss of key employees of acquired businesses and risks associated with unanticipated liabilities.

We may use common stock to pay for acquisitions. If the owners of potential acquisition candidates are not willing to receive common stock in exchange for their businesses, our acquisition prospects could be limited. Future acquisitions could also result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, including liabilities related to unknown or undisclosed circumstances, any of which could have a material adverse effect on our business and the market price of our common stock.

We will incur increased costs as a result of being a public company.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the Securities and Exchange Commission (the SEC), the Public Company Accounting Oversight Board and the Nasdaq Global Market, imposes additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for our fiscal year ending December 31, 2007 we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities by approximately $1.3 million per year. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

A significant or prolonged economic downturn, or a dramatic decline in the demand for printed products, could adversely affect our revenues and results of operations.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity and cyclicality in the industries and markets that they serve. Certain of our products are sold to industries, including the advertising industry, that experience significant fluctuations in demand based on general economic conditions, cyclicality and other factors beyond our control. An economic stagnation or downturn could result in a reduction of the marketing budgets of our clients or a decrease in the number of print jobs that our clients order from us. Reduced demand from one of these industries or markets could adversely affect our revenues, operating income and profitability.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the initial public offering price. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	announcements by us, our competitors, our clients or our suppliers of significant products or services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States or foreign countries;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. As a result, you could lose all or part of your investment. Our company, the selling stockholders and the representatives of the underwriters have negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our quarterly results are difficult to predict and may vary from quarter to quarter, which may result in our failure to meet the expectations of investors and increased volatility of our stock price.

The continued use of our services by our clients depends, in part, on the business activity of our clients and our ability to meet their cost saving needs, as well as their own changing business conditions. The time between our payment to the supplier of a print job and our receipt of payment from our clients varies with each print job and client. In addition, a significant percentage of our revenue is subject to the discretion of our enterprise and transactional clients, who may stop using our services at any time, subject, in the case of most of our enterprise clients, to advance notice requirements. Therefore, the number, size and profitability of print jobs may vary significantly from quarter to quarter. As a result, our quarterly operating results are difficult to predict and may fall below the expectations of current or potential investors in some future quarters, which could lead to a significant decline in the market price of our stock. This may lead to volatility in our stock price. The factors that are likely to cause these variations include:

•	the demand for our print procurement solution;

•	the use of outsourced enterprise solutions;

•	clients’ business decisions regarding the quantities of printed products they purchase;

•	the number, timing and profitability of our print jobs, unanticipated contract terminations or print job postponements;

•	new product introductions and enhancements by our competitors;

•	changes in our pricing policies;

•	our ability to manage costs, including personnel costs; and

•	costs related to possible acquisitions of other businesses.

Because a limited number of stockholders will control the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of stockholder votes.

Upon completion of this offering, Orange Media, LLC, an entity controlled by Elizabeth Kramer Lefkofsky, who is the wife of Eric P. Lefkofsky, Richard A. Heise, Jr., InnerWorkings Series C Investment Partners, LLC, an entity controlled by Mr. Heise, and Incorp, LLC, an entity controlled by Orange Media and Mr. Heise, will beneficially own and have the ability to exercise voting control over, in the aggregate, 41.1% of our outstanding common stock. In addition, New Enterprise Associates 11, Limited Partnership and NEA Ventures 2005, Limited Partnership will beneficially own, and have the ability to exercise voting control over, in the aggregate, 18.5% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions. These stockholders may exercise this control even if they are opposed by our other stockholders. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

The future sale of our common stock could negatively affect our stock price after this offering.

After this offering, we will have 44,014,319 shares of common stock outstanding, 10,590,000 of which will be available for immediate public sale. The remaining 33,424,319 shares of common stock outstanding after this offering, including an aggregate of 26,215,485 shares beneficially owned by Orange Media, LLC, Richard A. Heise, Jr., InnerWorkings Series C Investment Partners, LLC, Incorp, LLC, New Enterprise Associates 11, Limited Partnership and NEA Ventures 2005, Limited Partnership, will be available for sale 180 days after the date of this prospectus under Rule 144 from time to time upon the expiration of various one-year holding periods, subject to volume, manner of sale and other limitations under Rule 144. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

Our directors, officers and stockholders have agreed to enter into “lock up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after this offering. 33,170,254 of these shares will become available for sale 180 days after this offering upon the expiration of these agreements. Increased sales of our common stock in the market could exert significant downward pressure on our stock price. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

In addition, 12,705,230 of our shares of common stock, including shares beneficially owned by Orange Media, LLC, Mr. Heise and New Enterprise Associates 11, Limited Partnership and NEA Ventures 2005, Limited Partnership, will be entitled to registration rights with respect to these shares after this offering. Such holders may require us to register the resale of all or substantially all of these shares upon demand. These holders include certain individuals and entities that will be selling shares of our common stock in this offering.

We will have broad discretion in using our net proceeds from this offering, and the benefits from our use of the proceeds may not meet investors’ expectations.

Our management will have broad discretion over the allocation of our net proceeds from this offering as well as over the timing of their expenditure without stockholder approval. We have not yet determined the specific amounts of the $56.4 million of our net proceeds to be used to expand our sales force, to acquire or make strategic investments in complementary businesses and for working capital and other general corporate purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of our net proceeds from this offering. Our failure to apply these proceeds effectively could cause our business to suffer.

Because our existing investors paid substantially less than the initial public offering price when they purchased their shares, new investors will incur immediate and substantial dilution in their investment.

Investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their shares. In addition, there will be options to purchase 5,371,717 shares of common stock outstanding upon the completion of this offering. To the extent such options are exercised in the future, there will be further dilution to new investors.

The initial public offering price for the shares sold in this offering was determined by negotiations among us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See “Underwriting” for a discussion of the determination of the initial public offering price.

We do not currently intend to pay dividends, which may limit the return on your investment in us.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to establish the preferred stock’s voting powers, preferences and other rights and qualifications without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power and dividend liquidation rights of the holders of common stock. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is possible that we may need to raise capital through the sale of preferred stock in the future.

FORWARD-LOOKING STATEMENTS

Many of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

Factors that may cause actual results to differ from expected results include, among others:

•	general economic conditions and a downturn in the printing and business process outsourcing industry;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our product and service innovations;

•	our inability to successfully identify and manage our acquisitions or hire qualified account executives;

•	adverse developments concerning our relationships with certain key clients or suppliers;

•	our inability to adequately protect our intellectual property and litigation regarding intellectual property;

•	the increased expenses and administrative workload associated with being a public company; and

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 7,060,000 shares of our common stock we are offering at the initial public offering price of $9.00 per share will be approximately $56.4 million after deducting the underwriting discounts and estimated expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use our net proceeds from this offering primarily to expand our sales force, to acquire or make strategic investments in complementary businesses and for working capital and other general corporate purposes. As of the date of this prospectus, we have no binding commitment or agreement relating to any acquisition or investment. We have not yet determined the amount of our net proceeds to be used specifically for any of the foregoing purposes. Accordingly, management will have significant flexibility in applying our net proceeds of this offering. We also intend to use a portion of our net proceeds from this offering to repay all outstanding principal and accrued interest owed under our line of credit with JPMorgan Chase Bank, N.A. The amounts borrowed under our line of credit are due in full on June 30, 2007. As of June 30, 2006, the outstanding indebtedness under our line of credit was $2.5 million, which bears interest at the prime rate. We used the borrowings under our line of credit during 2005 for working capital and other general corporate purposes. In addition to the foregoing purposes, we intend to use approximately $7.0 million of our net proceeds from this offering to make required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares. Pending their use, we intend to invest the balance of our net proceeds from this offering in short-term, investment grade interest-bearing instruments.

DIVIDEND POLICY

We currently do not intend to pay any dividends on our common stock after the completion of this offering. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis and approximately $7.0 million of required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares; and

•	on a pro forma as adjusted basis to give effect to the sale of 7,060,000 shares of our common stock offered by us in this offering at the initial public offering price of $9.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of approximately $2.5 million of outstanding indebtedness under our line of credit.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and related notes which are included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
		(unaudited)
Cash and cash equivalents	$2,163	$2,163	$49,106

Line of credit	2,490	2,490	—
Long-term debt, including current portion and capital leases(1)	341	341	341

Series D Preferred Stock, par value $3.125 per share, 1,600,000 shares authorized, 1,600,000 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	4,931	—	—

Series E Preferred Stock, par value $4.92 per share, 10,167,730 shares authorized, 10,167,730 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	50,306	—	—

Stockholders’ equity:
Class A Common Stock, par value $0.0001 per share, 60,000,000 shares authorized, 23,479,089 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	3,717	—	—
Class B Common Stock, par value $0.0001 per share, 5,873,500 shares authorized, 770,000 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	279	—	—
Series B Preferred Stock, par value $0.80 per share, 937,500 shares authorized, 937,500 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	765	—	—
Common Stock, par value $0.0001 per share, no shares authorized, no shares issued and outstanding, actual; 200,000,000 shares authorized, 36,954,319 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 44,014,319 shares issued and outstanding, pro forma as adjusted	—	59,997	116,431
Preferred Stock, par value $0.0001 per share, no shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	5,124	5,124	5,124
Treasury stock at cost	(40,000)	(40,000)	(40,000)
Accumulated deficit	1,464	(5,536)	(5,536)

Total stockholders’ equity (deficit)	(28,651)	19,585	76,019

Total capitalization	$29,417	$22,416	$76,360

(1)	Reflects the amount outstanding as of June 30, 2006 pursuant to a loan relating to the purchase of certain computer equipment, furniture and commercial software licenses.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of June 30, 2006 was approximately $13.6 million, or $0.37 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of our common stock outstanding, on a pro forma basis after giving effect to the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis effectuated on August 15, 2006 and approximately $7.0 million of required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares.

After giving effect to the sale of the 7,060,000 shares of common stock offered by us at the initial public offering price of $9.00 per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been approximately $70.0 million, or $1.59 per share. This represents an immediate increase in pro forma net tangible book value of $1.22 per share to existing stockholders and an immediate dilution of $7.41 per share to new investors. The following table illustrates this dilution:

Initial public offering price per share		$9.00
Pro forma net tangible book value per share before this offering	$0.37
Increase in pro forma net tangible book value per share attributable to this offering	1.22
Pro forma as adjusted net tangible book value per share after this offering		$1.59

Dilution per share to new investors		$7.41

After this offering and assuming the exercise in full of all options outstanding and exercisable as of June 30, 2006, pro forma as adjusted net tangible book value per share as of June 30, 2006 would have been $1.55, representing an immediate increase in pro forma net tangible book value of $1.18 per share to existing stockholders and an immediate dilution of $7.45 per share to new investors.

We will not receive any proceeds from the sale of the 3,530,000 shares to be sold by the selling stockholders or the 1,588,500 shares that may be sold by the selling stockholders pursuant to the underwriters’ over-allotment option.

The following table sets forth on a pro forma as adjusted basis as of June 30, 2006:

•	the number of shares of our common stock purchased by existing stockholders and the total consideration and the average price per share paid for those shares; and

•	the number of shares of our common stock purchased by new investors and the total consideration and the average price per share paid for those shares.

These pro forma numbers give effect to the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis effectuated on August 15, 2006.

	Number of shares purchased	Total consideration	Average price per share
Existing stockholders	36,954,319	$59,335,716	$1.61
New investors	10,590,000	95,310,000	9.00

The share information shown in the table above excludes:

•	5,315,667 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.65 per share;

•	56,050 shares of common stock underlying stock options that we granted to certain employees on August 15, 2006 under our Stock Incentive Plan at an exercise price equal to the initial public offering price of $9.00 per share; and

•	943,950 shares of common stock available for additional grants under our Stock Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes.

	Years ended December 31,				Six months ended June 30,
	2002	2003	2004	2005	2005	2006
					(unaudited)
	(in thousands, except per share amounts)
Consolidated statements of operations data:
Revenue	$4,970	$16,229	$38,884	$76,870	$31,159	$57,577
Cost of goods sold	3,737	12,487	30,483	61,272	24,689	45,988

Gross profit	1,233	3,742	8,401	15,598	6,470	11,589
Selling, general and administrative expenses:
Commission expenses	285	577	1,788	3,492	1,728	2,351
General and administrative expenses	864	2,382	4,317	7,114	2,886	4,754

Total selling, general and administrative expenses	1,149	2,959	6,105	10,606	4,614	7,105
Depreciation and amortization	5	18	223	388	150	334

Income from operations	79	765	2,073	4,604	1,706	4,150
Other income (expense)	(148)	(86)	(124)	(29)	(35)	90
Minority interest income (expense)	—	(8)	(192)	58	58	—

Total other income (expense)	(148)	(94)	(316)	29	23	90

Income before income taxes	(69)	671	1,757	4,633	1,729	4,240
Income tax expense	—	—	—	—	—	1,694

Net income (loss)	(69)	671	1,757	4,633	1,729	2,546
Dividends on preferred shares	(60)	(176)	(462)	(762)	(413)	(1,115)

Net income (loss) applicable to common stockholders	$(129)	$495	$1,295	$3,871	$1,316	$1,431

Net income (loss) per share of common stock:
Basic	$(0.01)	$0.02	$0.04	$0.12	$0.04	$0.06
Diluted	$(0.01)	$0.02	$0.04	$0.12	$0.04	$0.04
Shares used in per share calculations:
Basic	15,314	26,139	29,449	31,010	30,072	24,717
Diluted	15,314	26,139	29,449	32,707	31,766	35,025

Unaudited pro forma income tax provision (benefit)(1)	$—	$262	$685	$1,807	$674
Unaudited pro forma net income (loss)(1)	$(69)	$409	$1,072	$2,826	$1,055

Other data:
Enterprise clients(2)	5	14	46	69	59	81
Transactional clients(3)	69	294	593	667	488	446
Total clients(4)	74	308	639	736	547	527
Total print jobs(5)	723	2,002	6,972	10,736	5,098	7,255
Employees and independent contractors(6)	21	43	85	154	120	189

(1)	The unaudited pro forma data presented gives effect to our conversion on January 3, 2006 into a Delaware corporation as if it occurred at the beginning of the period presented. The unaudited pro forma income tax provision represents a combined federal and state effective tax rate of 39.0% and does not consider potential tax loss carrybacks, carryforwards or realizability of deferred tax assets. The unaudited pro forma net income represents our net income for the periods presented as adjusted to give effect to the pro forma income tax provision (benefit).
(2)	Reflects number of enterprise clients determined as of the last day of the applicable period.
(3)	Reflects number of transactional clients served in the applicable period.

(4)	Reflects total number of enterprise clients as of the last day of the applicable period and number of transactional clients served in the applicable period.
(5)	Reflects total number of print jobs executed in the applicable period.
(6)	Reflects number of employees and independent contractors as of the last day of the applicable period.

	As of December 31,				As of June 30,
	2002	2003	2004	2005	2006
					(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$252	$966	$1,476	$2,963	$2,163
Working capital	536	2,688	3,467	3,540	12,811
Total assets	1,680	6,385	14,713	26,685	56,715
Line of credit	84	—	678	2,924	2,490
Long-term debt	—	—	2,022	—	—
Capital leases	—	—	128	393	341
Convertible redeemable preferred shares	—	2,511	2,863	5,008	56,001
Total members’ equity/stockholders’ (deficit)	566	320	91	1,252	(28,651)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a leading provider of print procurement solutions to corporate clients in the United States. Utilizing our proprietary technology and database, as well as our extensive domain expertise, we create a competitive bid process to procure, purchase and deliver printed products as part of a comprehensive outsourced enterprise solution and in individual transactions. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database, PPM4™, create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for each bid we receive and print job we execute. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match each print job with the supplier that is optimally suited to meet the client’s needs at a highly competitive price. Our procurement managers use PPM4™ to manage the print procurement process from end-to-end.

Through our network of over 2,700 suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill up to 100% of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

We believe the opportunity exists to expand our business into new geographic markets. Our headquarters are located in Chicago, and approximately 66% of our clients as of December 31, 2005 were located in Illinois. Our objective is to increase our sales in other major print markets in the United States, such as Boston, Los Angeles, Minneapolis, New York and San Francisco. We intend to hire or acquire more account executives within close proximity to these large markets, which accounted for, in aggregate, $18.4 billion of print expenditures in 2005, according to PIA/GATF. In addition, given that the print industry is a global business, over time we intend to evaluate opportunities to access attractive markets outside the United States. For example, in March 2006 we entered into a strategic agreement to grant SNP Corporation Ltd. a non-exclusive, non-transferable license to use certain non-core applications of our software in China, Singapore and Hong Kong.

We acquired Graphography Limited LLC on May 31, 2006. Our results of operations during the six months ended June 30, 2006 include Graphography’s results of operations in June 2006. Our results of operations in future periods will include Graphography’s results of operations for the entire periods.

Recent Developments

Series E Investment.    In January 2006, we issued 10,167,730 Series E preferred shares, or approximately 25% of our equity interests on a fully-diluted basis, to New Enterprise Associates 11, Limited Partnership, NEA Ventures 2005, Limited Partnership and Printworks Series E, LLC in exchange for $50 million in cash, or $4.92 per share. We retained $10 million of these proceeds for working capital and general corporate purposes. We used $40 million of these proceeds to redeem Class A common shares held by our existing stockholders on a pro rata basis at a purchase price of $4.92 per share. See “Certain Relationships and Related Party Transactions—Series E Investment.”

SNP Transaction.    In March 2006, we entered into a strategic agreement pursuant to which we granted SNP Corporation Ltd., a leading, Singapore-Exchange listed printing group in the Asia Pacific region (SNP), a non-exclusive, non-transferable license to use certain non-core applications of our software in China, Singapore and Hong Kong. Pursuant to the terms of the agreement, SNP is paying us $1.0 million in five monthly installments of $200,000, which began in April 2006. The initial term of the agreement is one year and is automatically renewed for successive one-year terms in the absence of a termination by either party. In the event the agreement is renewed, SNP will pay us 1% of the gross revenue for all transactions processed through the licensed software during the term of the agreement. In connection with the agreement, we sold 254,065 shares of our common stock to SNP at a price of $4.92 per share for a total purchase price of $1.25 million.

Graphography Acquisition.    On May 31, 2006, we acquired Graphography Limited LLC, a provider of production management services, including print procurement and promotional services. In 2005, Graphography generated revenue of $23.8 million, representing 23.6% of our 2005 pro forma revenue. We believe that the Graphography acquisition provides important strategic benefits for our company. As a result of the acquisition, we established a significant presence in the New York market, which is the third largest print market in the United States. Graphography adds two new significant enterprise clients, a Fortune 500 manufacturing and marketing company and a multi-billion dollar international beverage distributor, each of which would have been in our top five accounts based on revenue generated in 2005 on a pro forma basis. It also adds more than 100 transactional clients, which expands our pipeline of clients to which we can market our enterprise solution. In addition, we gained approximately 400 new suppliers that can provide printing and promotional services to our existing clients. We also acquired three additional sales executives as well as two additional lead production managers, and their corresponding production teams, with significant expertise in the areas of direct mail and promotional products. The acquisition enabled us to populate our proprietary database with over 10,000 historical Graphography print jobs and quotes, increasing the size of our PPM4™ database by over 15% and enhancing our ability to identify optimal pricing for our clients.

The acquisition consideration for Graphography consisted of approximately $4.525 million in cash paid on May 31, 2006. In addition, the former owners of Graphography will receive:

•	$1 million if revenue generated from certain accounts exceeds $5 million by the second anniversary of the closing date,

•	$2 million if revenue generated from these accounts exceeds $7.5 million by the third anniversary of the closing date, minus any amount paid on the second anniversary of the closing date, and

•	$3 million if revenue generated from these accounts exceeds $12 million by the fourth anniversary of the closing date, minus any amounts paid on the second and third anniversaries of the closing date.

Revenue

We generate revenue through the sale of printed products to our clients. Our revenue was $5.0 million, $16.3 million, $38.9 million and $76.9 million in 2002, 2003, 2004 and 2005, respectively, reflecting growth rates of 226.5%, 139.6% and 97.7% in 2003, 2004 and 2005, respectively, as compared to the corresponding prior year. As our revenue has grown since our inception, our growth rates have decreased. We expect that our revenue will continue to increase and that our growth rates will continue to decrease. Our revenue is generated from two different types of clients: enterprise and transactional. Our enterprise jobs usually involve higher dollar amounts and volume than our transactional jobs. We categorize a client as an enterprise client if we have a contract with the client for the provision of printing services on a recurring basis; if the client has signed an open-ended purchase order, or a series of related purchase orders; or if the client has enrolled in our e-stores program, which enables the client to make online purchases of printing services on a recurring basis. We categorize all other clients as transactional. We enter into contracts with our enterprise clients to provide some or a substantial portion of their printed products on a recurring basis. Our contracts with enterprise clients generally have an open-ended term subject to termination by either party upon prior notice of 90 to 180 days. Several of our larger enterprise clients have outsourced substantially all of their recurring print needs to us. We provide printed products to our transactional clients on an order-by-order basis. As of December 31, 2005, we had 69 enterprise clients and, from our inception through December 31, 2005, we served over 1,100 transactional clients. During 2005, enterprise clients accounted for 69% of our revenue, while transactional clients accounted for 31% of our revenue.

Our revenue consists of the prices paid by our clients for printed products. These prices, in turn, reflect the amounts charged to us by our suppliers plus our gross profit. Our gross profit margin, in the case of some of our enterprise clients, is fixed by contract or, in the case of transactional clients, is negotiated on a job-by-job basis. Once either type of client accepts our pricing terms, the selling price is established and we procure the product for our own account in order to re-sell it to the client. We take full title and risk of loss for the product upon shipment. The finished product is typically shipped directly from the supplier to a destination specified by the client. Upon shipment, the supplier invoices us for its production costs and we invoice the client.

Our revenue from enterprise clients tends to generate lower gross profit margins than our revenue from transactional clients because the gross profit margins established in our contracts with large enterprise clients are generally lower than the gross profit margins we typically realize in our transactional business. Although our enterprise revenue generates lower gross profit margins, our enterprise business tends to be more profitable than our transactional business on an operating profit basis because the commission expense associated with enterprise jobs is generally lower.

The print industry has historically been subject to seasonal sales fluctuations because a substantial number of print orders are placed for the year-end holiday season. We have historically experienced seasonal client buying patterns with a higher percentage of our revenue being earned in our third and fourth quarters. The revenue from our wholly-owned subsidiary, Insight, LLC, is particularly subject to these seasonal fluctuations because its primary products include toys, games and other items that clients generally order in increased quantities in anticipation of the year-end holiday season. We expect these seasonal revenue patterns to continue.

Cost of Goods Sold and Gross Profit

Our cost of goods sold consists primarily of the price at which we purchase products from our suppliers. Our selling price, including our gross profit, in the case of some of our enterprise jobs, is based on a fixed gross margin established by contract or, in the case of transactional jobs, is determined at the discretion of the account executive or procurement manager within predetermined parameters. Our gross margins on our enterprise jobs are typically lower than our gross margins on our transactional jobs. As a result, our cost of goods sold as a percentage of revenue for our enterprise jobs is typically higher than those for our transactional jobs. Our gross profit for 2003, 2004 and 2005 was $3.7 million, $8.4 million and $15.6 million, respectively.

Operating Expenses and Income from Operations

Commissions paid to our account executives are a significant component of our operating expenses. The commissions we pay to our account executives are based on the gross profit we collect from the clients for which they have responsibility. As a percentage of our gross profit, commissions were 15.4%, 21.3% and 22.4% in 2003, 2004 and 2005, respectively. The increase in commissions as a percentage of our gross profit is a result of the relatively high volume of business in 2003 initiated by our senior management, to whom we do not pay sales commissions. This business as a percentage of our total revenue decreased in 2004 and 2005, resulting in relatively higher commissions as a percentage of our total revenue in those years. Although our commissions as a percentage of our gross profit have increased over the past three years, we do not expect this to continue. As a greater portion of our revenue is generated from large enterprise accounts, we expect our commissions as a percentage of our gross profits to decrease.

We accrue for commissions when we recognize the related revenue. Some of our account executives receive a monthly draw to provide them with a more consistent income stream. The cash paid to our account executives in advance of commissions earned is reflected as a prepaid expense on our balance sheet. As our account executives earn commissions, a portion of their commission payment is withheld and offset against their prepaid commission balance, if any. Our prepaid commission balance was $565,000 as of December 31, 2003, $470,000 as of December 31, 2004 and $1.6 million as of December 31, 2005. Our general and administrative expenses consist mainly of compensation costs for our management team and procurement managers. Our general and administrative expenses also include compensation costs for our finance and support employees, corporate systems, and accounting, legal, facilities and travel and entertainment expenses. We have been able to manage our business with relatively low general and administrative expenses. General and administrative expenses as a percentage of revenue were 14.7%, 11.1% and 9.3% in 2003, 2004 and 2005, respectively. The decrease in general and administrative expenses as a percentage of revenue over the past three years reflects our ability to add clients and account executives without incurring a corresponding increase in our general and administrative expenses. We expect this trend to continue.

We agree to provide our clients with printed products that conform with the industry standard of a “commercially reasonable quality,” and our suppliers in turn agree to provide us with products of the same quality. In addition, the quotes we execute with our clients include customary industry terms and conditions that limit the amount of our liability for product defects. Product defects have not had a material adverse effect on our results of operations.

We are required to make payment to our suppliers for completed print jobs regardless of whether our clients make payment to us. To date, the failure of our clients to make required payments has not had a material adverse effect on our results of operations. Our bad debt expense was approximately $125,000, $149,000, and $176,000 in 2003, 2004 and 2005, respectively.

Our income from operations for 2003, 2004 and 2005 was $765,000, $2.1 million and $4.6 million, respectively.

Recapitalization

On August 15, 2006, we recapitalized all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis. For a discussion of the recapitalization, see “Certain Relationships and Related Party Transactions—Recapitalization.”

Income Taxes

On January 3, 2006, our company completed a conversion pursuant to which InnerWorkings, LLC, a limited liability company, converted to InnerWorkings, Inc., a corporation. As a limited liability company, we were treated as a partnership for federal, state and local income tax purposes. As a result, all items of income, expense, gain and loss of InnerWorkings were generally reportable on the tax returns of members of InnerWorkings, LLC. Accordingly, we made no provisions for income taxes at the company level through December 31, 2005. Our earnings are now subject to federal, state and local taxes at a combined rate of approximately 39.0%.

Critical Accounting Policies

Revenue Recognition

Revenue is recognized when the product is shipped from a third party to the customer, which is when title transfers. In accordance with EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we recognize revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because we bear the risks and benefits associated with revenue-generated activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing our products, among other things.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identified assets of businesses acquired. Under SFAS No. 142, Goodwill and other Intangible Assets, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. We evaluate recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than the book value, a second step is performed, which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. As of December 31, 2005, our net goodwill balance was $353,000.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for the impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Our intangible assets consist of customer lists and non-compete agreements with account executives and are amortized on the straight-line basis. We believe the customer lists have ten-year useful lives, and we are amortizing the non-compete agreements over the terms of the agreements. As of December 31, 2005, the net balance of our intangible assets was $931,000.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure requirements of Financial Accounting Standards Board (FASB) No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123. Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123 (R), Share-Based Payments, using the prospective transition method and Black-Scholes as the option valuation model. Under the transition method, we will continue to account for nonvested equity awards outstanding at the date of adopting Statement 123 (R) in the same manner as they had been accounted for prior to adoption. As a result, under APB No. 25, compensation expense is based on the difference, if any, on the grant date between the estimated fair value of our stock and the exercise price of options to purchase that stock. The compensation expense is then amortized over the vesting period of the stock options.

Between June 30, 2005 and June 30, 2006, we granted options to purchase 2,192,000 shares of our common stock. The estimated per share fair value of the shares underlying these option grants ranged from $0.65 to $5.35.

Between June 30, 2005 and December 31, 2005, we granted options to purchase 997,000 shares of our common stock. In August 2005, we engaged an independent valuation specialist to perform a retrospective valuation of our common stock as of November 30, 2004. On September 16, 2005, the valuation specialist delivered a report stating that the fair value of our common stock as of November 30, 2004 was $0.43 per share. Shortly after our receipt of the report, we used the valuation specialist’s methodology to determine that the fair value of our common stock as of June 30, 2005 was $0.65 per share. In October 2005, we used the valuation specialist’s methodology to determine that the fair value of our common stock as of September 30, 2005 was $0.65 per share. Based on these determinations, we established an exercise price of no less than $0.65 per share for the options granted between June 30, 2005 and December 31, 2005. Using the valuation specialist’s methodology, we valued our business as of June 30, 2005 and September 30, 2005 by calculating the present value of our future available cash flows at an appropriate rate. For purposes of estimating our future available cash flows, we made significant assumptions with respect to revenue growth rates, forecasted net income and debt-free future cash flow. We applied a 40% rate to calculate the present value of our future available cash flows based on the independent valuation specialist’s determination that we were in our second stage, or “expansion” stage, of development. We also applied a 5% lack of marketability discount to our enterprise value, which took into account the fact that minority investments in private companies are less liquid than similar investments in publicly-traded companies. There is inherent uncertainty in these estimates.

We believe that the per share fair value of our common stock increased from $0.43 as of November 30, 2004 to $0.65 as of September 30, 2005 as a result of the following developments, among others:

During the nine months ended September 30, 2005, two Fortune 500 companies became enterprise clients. We hired 51 employees and independent contractors during this period, increasing the total to 136. Revenue during this period increased more than 130% from revenue during the prior comparable period.

We accounted for options granted prior to December 31, 2005 in accordance with APB Opinion No. 25. The exercise price of all of the options that we granted during this period was at or above fair market value. As a result, there was no intrinsic value associated with these option grants. Pursuant to APB Opinion No. 25, we were not required to record any compensation expense in connection with these option grants.

On March 1, 2006, we granted options to purchase 30,000 shares of our common stock. The estimated per share fair value of this option grant was $4.92. The basis for determining the estimated per share fair value of this option grant was the contemporaneous arm’s length negotiation of a transaction involving the sale of certain shares of our common stock to SNP. Effective January 1, 2006, we calculate compensation expense under SFAS No. 123 (R) based on the Black-Scholes value of options at the time of grant and record compensation expense in equal amounts as the options vest. We estimated the Black-Scholes value of these options using the following assumptions: expected volatility: 33.5%; risk-free interest rate: 4.63%; expected life: 10 years; exercise price: $4.92 per share; and fair market value: $4.92 per share. We recorded compensation expense of $112,628 in the six months ended June 30, 2006.

On May 8 and June 5, 2006, we granted options to purchase a total of 1,165,000 shares of our common stock. The exercise price of the options to purchase 1,150,000 shares of our common stock that we granted on May 8, 2006 was $4.92 per share, which was the price per share paid by SNP in April 2006. On June 1, 2006, the same valuation specialist that we engaged in August 2005 delivered a report stating that the fair value of our common stock as of May 8, 2006 was $5.35 per share. We used this as the exercise price of the options to purchase 15,000 shares of our common stock that we granted on June 5, 2006. We also used this as the estimated per share fair value of this option grant and the May 8, 2006 option grant. We estimated the Black-Scholes value of these options using the following assumptions: expected volatility: 33.5%; risk-free interest rate: 5.01%; expected life: 10 years; exercise price: $4.92 per share or $5.35 per share, as applicable; and fair market value: $5.35 per share. We expect that our expense for our 2006 option grants will be approximately $430,000 in 2006 and $640,000 in 2007.

We believe that the per share fair value of our common stock increased from $0.65 as of September 30, 2005 to $5.35 as of May 8, 2006 as a result of the following developments, among others:

From January 1, 2006 to April 30, 2006, six Fortune 500 companies became enterprise clients. The addition of enterprise agreements and the prospect of additional capital from this offering increased our revenue projections. From January 1, 2006 to April 30, 2006, our revenue increased more than 80% from the prior comparable period. In January 2006, we completed a Series E preferred round of financing at a purchase price of

$4.92 per share, which provided $9.3 million of working capital. In April 2006, we entered into a strategic alliance with SNP to license a portion of our technology. This alliance included the sale of our common stock to SNP at a purchase price of $4.92 per share.

As of June 30, 2006, there were 5,315,667 options to purchase shares of our common stock outstanding. Of these outstanding options, 1,905,667 were vested and 3,410,000 were unvested. At the initial public offering price of $9.00 per share, the intrinsic value of these outstanding options as of June 30, 2006 was $39.7 million, of which $16.1 million related to vested options and $23.6 million related to unvested options.

On August 15, 2006, we granted options to purchase 56,050 shares of our common stock under our Stock Incentive Plan to certain employees at an exercise price equal to the initial public offering price of $9.00 per share. The options will vest in equal annual installments over the three-year period following the completion of this offering. At the initial public offering price of $9.00 per share, the value of the option grants, as calculated in accordance with FAS No. 123 (R), Share-Based Payments, will be approximately $141,000, which will be expensed in equal installments over three years.

We believe that the per share fair value of our common stock increased from $5.35 as of May 8, 2006 to the initial public offering price of $9.00 as a result of the following developments, among others:

•	On May 31, 2006, we acquired Graphography Limited LLC, a provider of production management services, including print procurement and promotional services. In 2005, Graphography generated revenue of $23.8 million, representing 23.6% of our 2005 pro forma revenue. As a result of the acquisition, we established a significant presence in the New York market, which is the third largest print market in the United States. Graphography adds two new significant enterprise clients, a Fortune 500 manufacturing and marketing company and a multi-billion dollar international beverage distributor, each of which would have been in our top five accounts based on revenue generated in 2005 on a pro forma basis. It also adds more than 100 transactional clients, which expands our pipeline of clients to which we can market our enterprise solution. In addition, we gained approximately 400 new suppliers that can provide printing and promotional services to our existing clients. We also acquired three additional sales executives as well as two additional lead production managers, and their corresponding production teams, with significant expertise in the areas of direct mail and promotional products. The acquisition enabled us to populate our proprietary database with over 10,000 historical Graphography print jobs and quotes, increasing the size of our PPM4™ database by over 15% and enhancing our ability to identify optional pricing for our clients.

•	Since May 8, 2006, we gained three new enterprise clients, including two Fortune 500 companies, we have executed jobs for 50 new transactional clients, including several Fortune 500 companies, and we have hired five additional sales executives who have brought significant customer relationships to us.

Results of Operations

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of our revenue:

	Years ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Consolidated statements of income data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	76.9	78.4	79.7	79.2	79.9

Gross profit	23.1	21.6	20.3	20.8	20.1
Selling, general and administrative expenses:
Commission expenses	3.6	4.6	4.5	5.5	4.1
General and administrative expenses	14.6	11.1	9.3	9.3	8.3

Total selling, general and administrative expenses	18.2	15.7	13.8	14.8	12.4
Depreciation and amortization	0.1	0.6	0.5	0.5	0.6

Income from operations	4.7	5.3	6.0	5.5	7.1
Other income (expense)	(0.5)	(0.3)	0.0	(0.1)	0.2
Minority interest income (expense)	0.0	(0.5)	0.1	0.2	0.0

Total other income (expense)	(0.6)	(0.8)	0.0	0.1	0.2
Income tax expense	—	—	—	—	(2.9)

Net income	4.1%	4.5%	6.0%	5.6%	4.4%

Comparison of six months ended June 30, 2006 and 2005

Revenue

Our revenue increased by $26.4 million, or 84.8%, from $31.2 million during the six months ended June 30, 2005 to $57.6 million during the six months ended June 30, 2006. The revenue growth reflects an increase in enterprise business, including an increase in business from a significant Graphography enterprise client, during the six months ended June 30, 2006, offset by a slight decrease in transactional business. We increased our business from enterprise clients to 78% of our revenue during the six months ended June 30, 2006, up from 54% of our revenue during the six months ended June 30, 2005. Our revenue from enterprise clients increased by $28.2 million, or 168.3%, from $16.8 million during the six months ended June 30, 2005 to $45.0 million during the six months ended June 30, 2006. As of June 30, 2006, we had 81 enterprise clients under contract, which was an increase of 22, compared to 59 enterprise clients under contract as of June 30, 2005. In addition, we performed 7,255 print jobs during the six months ended June 30, 2006, compared to 5,098 print jobs during the six months ended June 30, 2005. Although we did not acquire Graphography until May 31, 2006, it accounted for approximately $8.0 million of the $26.4 million increase in our revenue during the six months ended June 30, 2006 due to the significant seasonality of business from one of its enterprise clients.

Cost of goods sold

Our cost of goods sold increased by $21.3 million, or 86.3%, from $24.7 million during the six months ended June 30, 2005 to $46.0 million during the six months ended June 30, 2006. The increase reflects the revenue growth during the six months ended June 30, 2006. Our cost of goods sold as a percentage of revenue increased from 79.2% during the six months ended June 30, 2005 to 79.9% during the six months ended June 30, 2006. The increase is due to the inclusion of the Graphography business in June 2006. A significant portion of

Graphography’s revenue in June 2006 was generated from one of its significant enterprise clients, which resulted in a higher cost of goods sold as a percentage of revenue.

Gross Profit

Our gross profit as a percentage of revenue decreased from 20.8% during the six months ended June 30, 2005 to 20.1% during the six months ended June 30, 2006. The decrease is due to the inclusion of the Graphography business in June 2006. Because of its higher concentration of enterprise business, Graphography had a lower gross profit margin than we did in June 2006 and is expected to continue to have a lower gross profit margin. Excluding Graphography, we would have generated a gross profit margin of 21.0% during the six months ended June 30, 2006, as compared to 20.8% during the six months ended June 30, 2005. The increase in gross profit margin is due to early pay discounts and rebates earned from our suppliers.

Selling, general and administrative expenses

Commission expense increased by $623,000, or 36.0%, from $1.7 million during the six months ended June 30, 2005 to $2.4 million during the six months ended June 30, 2006. As a percentage of revenue, commission expense decreased from 5.5% during the six months ended June 30, 2005 to 4.1% during the six months ended June 30, 2006. The decrease is a result of a higher concentration of business with enterprise clients. Historically, lower commission rates have been paid on our enterprise business.

General and administrative expense increased by $1.9 million, or 64.7%, from $2.9 million during the six months ended June 30, 2005 to $4.8 million during the six months ended June 30, 2006. General and administrative expense decreased as a percentage of revenue from 9.3% during the six months ended June 30, 2005 to 8.3% during the six months ended June 30, 2006. The decrease is primarily due to a decrease in salaries and benefits as a percentage of revenue. Salaries and benefits decreased as a percentage of revenue from 5.8% during the six months ended June 30, 2005 to 5.0% during the six months ended June 30, 2006. The decrease reflects our ability to add clients and account executives to increase our revenue without incurring a corresponding increase in our general and administrative expense.

Depreciation and amortization

Depreciation and amortization expense increased by $184,000, or 122.1%, from $150,000 during the six months ended June 30, 2005 to $334,000 during the six months ended June 30, 2006. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures as well as capitalization of costs of computer software for internal use in accordance with Statement of Position 98-1 during 2005. The increase in amortization expense is a result of the amortization of the intangible assets acquired in connection with our purchase of the remaining 49% ownership interest in Insight, LLC, which was completed in March 2005.

Income from operations

Income from operations increased by $2.4 million or 143.4%, from $1.7 million during the six months ended June 30, 2005 to $4.1 million during the six months ended June 30, 2006. As a percentage of revenue, income from operations increased from 5.5% during the six months ended June 30, 2005 to 7.2% during the six months ended June 30, 2006. The increase in income from operations as a percentage of revenue is a result of a decrease in our selling, general and administrative expenses as a percentage of revenue.

Minority interest income

Minority interest income decreased $58,000 from $58,000 during the six months ended June 30, 2005 to zero during the six months ended June 30, 2006. Our minority interest income during the six months ended June 30, 2005 was attributable to the ownership interest we did not own in Insight, LLC. In March 2005, we purchased the remaining 49% ownership interest in Insight. The minority interest income was reduced to zero as a result of this purchase and the resulting ownership of 100% of the business.

Other income and expense

Other income and expense increased $124,000 from expense of $34,000 during the six months ended June 30, 2005 to income of $90,000 during the six months ended June 30, 2006. The increase is due to an increase in interest income from $35,000 during the six months ended June 30, 2005 to $180,000 during the three months ended June 30, 2006. The increase in interest income is a result of our issuance of $50 million of Series E preferred stock on January 3, 2006. We retained $10 million of these proceeds, which were invested in money market funds from January 3, 2006 to June 30, 2006.

Provision for income taxes

Provision for income taxes increased by $1.7 million from zero during the six months ended June 30, 2005 to $1.7 million during the six months ended June 30, 2006. The provision for income taxes was zero during the six months ended June 30, 2005 because we were a limited liability company (LLC) and, as a result, did not pay income taxes. The income of the company flowed through to the members of the LLC. We converted from an LLC to a corporation on January 3, 2006. As a result, we have a provision for federal and state income taxes for the six months ended June 30, 2006.

We used $40 million of the $50 million we received in exchange for the issuance of our Series E preferred stock to redeem Class A common shares held by our existing stockholders in connection with our conversion from a limited liability company to a corporation. The cash distribution was taxable to our stockholders and resulted in a $34.0 million step-up in the basis of our assets for tax purposes. As a result of the $34.0 million step-up, we recognized a deferred tax asset of $13.2 million, for which we recorded a valuation allowance of $6.6 million and a corresponding net increase to additional paid in capital of $6.6 million. For the six months ended June 30, 2006, the provision for federal and state income taxes was $1.7 million, resulting in an effective tax rate of 40%.

Net income

Net income increased by $817,000, or 47.2%, from $1.7 million during the six months ended June 30, 2005 to $2.5 million during the six months ended June 30, 2006. Net income as a percentage of revenue decreased from 5.5% during the six months ended June 30, 2005 to 4.4% during the six months ended June 30, 2006. Pretax income as a percentage of revenue increased to 7.4% during the six months ended June 30, 2006. The increase in net income as a percentage of revenue is largely a result of improved operating profit. Selling, general and administrative expenses as a percentage of revenue decreased from 14.8% during the six months ended June 30, 2005 to 12.3% during the six months ended June 30, 2006.

Comparison of years ended December 31, 2005 and 2004

Revenue

Our revenue increased by $38.0 million, or 97.7%, from $38.9 million in 2004 to $76.9 million in 2005. The revenue growth reflects an increase in transactional and enterprise business in 2005. We increased our business from enterprise clients to 69% of our revenue in 2005, up from 50% of our revenue in 2004. Our revenue from enterprise clients increased by $33.3 million, or 172.5%, from $19.5 million in 2004 to $52.8 million in 2005. As of December 31, 2005, we had 69 enterprise clients under contract, which was an increase of 23, compared to 46 enterprise clients under contract as of December 31, 2004. In addition, we performed 10,736 print jobs in 2005, compared to 6,972 print jobs in 2004.

Cost of goods sold

Our cost of goods sold increased by $30.8 million, or 101.0%, from $30.5 million in 2004 to $61.3 million in 2005. The increase reflects the growth in revenue in 2005. Our cost of goods sold as a percentage of revenue increased from 78.4% in 2004 to 79.7% in 2005. The increase is primarily due to a higher concentration of business with enterprise clients which typically have lower commission rates.

Gross profit

Our gross profit as a percentage of revenue, which we refer to as gross margin, decreased from 21.6% in 2004 to 20.3% in 2005. The decrease primarily resulted from an increase in our enterprise business, which has historically had lower gross profit margins than our transactional business.

Selling, general and administrative expenses

Commission expense increased by $1.7 million, or 95.3%, from $1.8 million in 2004 to $3.5 million in 2005. As a percentage of revenue, commission expense decreased from 4.6% in 2004 to 4.5% in 2005. The decrease resulted from increased enterprise business, which typically have lower commission rates.

General and administrative expenses increased by $2.8 million, or 64.8%, from $4.3 million in 2004 to $7.1 million in 2005. As a percentage of revenue, general and administrative expenses decreased from 11.1% in 2004 to 9.3% in 2005. The decrease is due in part to a decrease in salaries and benefits as a percentage of revenue. Salaries and benefits decreased as a percentage of revenue from 6.0% in 2004 to 5.5% in 2005. The decrease reflects our ability to add clients and account executives to increase our revenue without incurring a corresponding increase in our general and administrative expenses.

Depreciation and amortization

Depreciation and amortization expense increased by $165,000, or 74.0%, from $223,000 in 2004 to $388,000 in 2005. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures during 2005. The increase in amortization expense is due to the acquisition of intangible assets of Ocular Group, LLC (Ocular), a print broker, in April 2004. The Ocular acquisition included the purchase of intangible assets, including customer lists and sales executives non-compete agreements with values of $889,000 that are being amortized on a straight-line basis over a useful life of five and ten years.

Income from operations

Income from operations increased by $2.5 million, or 122.1%, from $2.1 million in 2004 to $4.6 million in 2005. As a percentage of revenue, income from operations increased from 5.3% in 2004 to 6.0% in 2005. The increase in income from operations as a percentage of revenue reflects a reduction in selling, general and administrative expenses as a percentage of revenue.

Minority interest expense

Minority interest expense decreased by $250,000 from expense of $192,000 in 2004 to income of $58,000 in 2005. For the first two months of 2005, Insight had an operating loss. As a result, we recorded minority interest income for that period. Upon our acquisition of the 49% ownership interest in Insight that we did not already own in March 2005, we ceased recording minority interest expense.

Other income and expense

Interest expense decreased by $34,000, or 25.4%, from $132,000 in 2004 to $98,000 in 2005. The decrease is the result of maintaining a lower average daily balance under our bank line of credit.

Net Income

Net income increased by $2.8 million, or 163.7%, from $1.8 in 2004 to $4.6 million in 2005. As a percentage of revenue, net income increased from 4.5% in 2004 to 6.0% in 2005. The increase in net income as a percentage of revenue is largely a result of improved operating profit. Selling, general and administrative expenses as a percentage of revenue decreased from 15.7% in 2004 to 13.8% in 2005.

Comparison of years ended December 31, 2004 and 2003

Revenue

Our revenue increased by $22.7 million, or 139.6%, from $16.2 million in 2003 to $38.9 million in 2004. The revenue growth reflects an increase in transactional and enterprise business in 2004. We increased our business from enterprise clients to 50% of our revenue in 2004, up from 37% of our revenue in 2003. Our revenue from enterprise clients increased by $13.5 million, or 225.0%, from $6.0 million in 2003 to $19.5 million in 2004. As of December 31, 2004, we had 46 enterprise clients under contract, which was an increase of 32, compared to 14 enterprise clients under contract as of December 31, 2003. In addition, we performed 6,972 print jobs in 2004, compared to 2,002 print jobs in 2003.

Cost of goods sold

Our cost of goods sold increased by $18.0 million, or 144.1%, from $12.5 million in 2003 to $30.5 million in 2004. The increase reflects the growth in revenue in 2004. Revenue from enterprise clients and Insight accounted for a higher percentage of our revenue. Our gross margins on our enterprise jobs and Insight’s gross margins are typically lower than those on our transactional jobs. As a result, cost of goods sold as a percentage of revenue increased from 76.9% in 2003 to 78.4% in 2004.

Gross profit

Our gross margin decreased from 23.1% in 2003 to 21.6% in 2004. The decrease primarily resulted from an increase in business with enterprise clients and Insight’s lower gross margin. Insight’s gross margin decreased from 17.8% in 2003 to 16.3% in 2004.

Selling, general and administrative expenses

Commission expenses increased by $1.2 million, or 209.9%, from $577,000 in 2003 to $1.8 million in 2004. As a percentage of revenue, commission expense increased from 3.6% in 2003 to 4.6 % in 2004. The increase is due to a higher percentage of revenue being generated from commissioned accounts.

General and administrative expenses increased by $1.9 million, or 81.2%, from $2.4 million in 2003 to $4.3 million in 2004. As a percentage of revenue, general and administrative expenses decreased from 14.6% in 2003 to 11.1% in 2004. The decrease is due in part to a decrease in salaries and benefits as a percentage of revenue. Salaries and benefits decreased as a percentage of revenue from 8.9% in 2003 to 6.0% in 2004. The decrease reflects our ability to add clients and account executives to increase our revenue without incurring a corresponding increase in our general and administrative expenses.

Depreciation and amortization

Depreciation and amortization expense increased by $205,000 from $18,000 in 2003 to $223,000 in 2004. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures in 2004. The increase in amortization expense is due to the acquisition of Ocular in April 2004. The acquisition of Ocular included the purchase of intangible assets with values of $889,000 that are being amortized on a straight-line basis over a useful life of five and ten years.

Income from operations

Income from operations increased by $1.3 million, or 171.0%, from $765,000 in 2003 to $2.1 million in 2004. As a percentage of revenue, income from operations increased from 4.7% in 2003 to 5.3% in 2004. The increase in income from operations as a percentage of revenue reflects a reduction in general and administrative expenses as a percentage of revenue as a result of our improved operating leverage.

Minority interest expense

Minority interest expense increased by $184,000 from $8,000 in 2003 to $192,000 in 2004. The increase is due to our sale of a 49% ownership interest in Insight in October 2003.

Other income and expense

Interest expense increased by $43,000, or 48.6%, from $89,000 in 2003 to $132,000 in 2004. The increase is due to the interest payments to the former holders of our Series D preferred stock made in 2004.

Net Income

Net income increased by $1.1 million, or 161.9%, from $671,000 in 2003 to $1.8 million in 2004. As a percentage of revenue, net income increased from 4.1% in 2003 to 4.5% in 2004.

Quarterly Results of Operations

The following table represents unaudited statement of operations data for our most recent ten fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three months ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(unaudited)
	(in thousands, except per share amounts)
Revenue	$5,318	$8,551	$9,795	$15,219	$12,420	$18,739	$23,476	$22,244	$22,435	$35,142
Gross profit	1,283	1,966	2,221	2,930	2,520	3,950	4,797	4,331	4,512	7,076
Net income	16	263	464	1,014	575	1,159	1,604	1,301	826	1,719
Net income per share of common stock:
Basic	$0.00	$0.01	$0.01	$0.03	$0.01	$0.03	$0.04	$0.04	$0.01	$0.05
Diluted	$0.00	$0.01	$0.01	$0.03	$0.01	$0.03	$0.04	$0.03	$0.01	$0.04

Impact of Inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2003, 2004, 2005 or the six months ended June 30, 2006.

Liquidity and Capital Resources

Since inception, we have financed our operations through private sales of common and preferred equity, with net proceeds of $18.5 million, bank loans and internally generated positive cash flow. As of June 30, 2006, we had $2.2 million in cash and cash equivalents and $14.3 million in working capital.

Cash provided by operating activities decreased from $732,000 during the six months ended June 30, 2005 to a use of $4.7 million during the six months ended June 30, 2006. The decrease resulted primarily from the accounts receivable balance increase of $8.8 million during the six months ended June 30, 2006 compared to the accounts receivable balance increase of $386,000 during the six months ended June 30, 2005. $2.4 million of the accounts receivable balance increase is due to the addition of the Graphography accounts receivable.

In 2005, cash provided by operating activities increased by $112,000 to $967,000 from $855,000 in 2004. Cash provided by operating activities increased by only $112,000 compared to an increase in net income of $2.9 million due to the significant increase in prepaid expenses and other. Prepaid expenses increased by over $1.0 million due to professional fees incurred in 2005 in connection with this offering. In addition, other prepaid expenses increased by over $1.0 million due to prepaid paper and other supplier costs for jobs that were not ready to ship to clients. The increase in this current asset reduced the overall net cash provided by operations.

In 2004, cash provided by operating activities increased $1.6 million to $855,000 compared with cash used in operating activities of $697,000 in 2003. The increase in cash provided by operating activities reflects an improvement in our net income and that growth in our accounts receivable outpaced increases in our accounts payable and other short-term liabilities.

During the six months ended June 30, 2006, cash used in investing activities increased by $3.1 million to $3.6 million from $580,000 during the six months ended June 30, 2005. The increase is a result of the $4.5 million payment for the acquisition of Graphography, which occurred on May 31, 2006, net of cash acquired of $1.5 million.

In 2005, cash used in investing activities increased $209,000 to $1.2 million from $991,000 in 2004. In 2004, $681,000 was used to purchase the Ocular Group, LLC, while $309,000 was used for the purchase of property and equipment. In 2005, the purchase of property and equipment increased to $1.0 million related to the purchase of new hardware and software and the capitalization of internal software costs.

Cash used in investing activities increased $921,000 to $991,000 in 2004 from $70,000 in 2003. The increase reflects the purchase of Ocular and purchases of property and equipment.

During the six months ended June 30, 2006, cash provided by financing activities increased by $7.8 million to $7.5 million from cash used of $284,000 during the six months ended June 30, 2005. The increase is due to the net proceeds of $9.4 million from the Series E financing that was funded on January 3, 2006, which was offset principally by the distribution of cash to fund the tax liabilities of the former members of InnerWorkings, LLC.

In 2005, cash provided by financing activities increased by $1.1 million to $1.7 million from $646,000 in 2004. The increase in cash provided by financing activities is a result of usage of our line of credit in 2005. In addition, the company raised capital through the sale of $2.0 million of Series D preferred stock in February 2005.

In 2004, cash provided by financing activities decreased by $854,000 to $646,000 from $1.5 million in 2003. The decrease in cash provided by financing activities primarily reflects proceeds from private sales of common and preferred equity.

Capital expenditures were $70,000 in 2003, $310,000 in 2004, $1.0 million in 2005 and $667,000 in the six months ended June 30, 2006. We anticipate spending between $1.0 million and $1.5 million in 2006 on capital expenditures, including new hardware and software and the capitalization of internal software costs. Our capital expenditures historically consisted of purchases of resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future. Since our inception, we have generally funded capital expenditures either through the use of working capital or with capital leases.

We have a $10.0 million line of credit with JPMorgan Chase Bank, N.A. $2.5 million was outstanding on the line as of June 30, 2006. The maximum amount outstanding under our line of credit cannot exceed 80% of the book value of our eligible accounts receivable. Our line of credit contains limitations on our ability to incur indebtedness, create liens and make certain investments. Advances made under our line of credit accrue interest at a per annum rate equal to the prime rate.

We anticipate that our operating expenses and planned capital expenditures will constitute a material use of cash. In addition, we may utilize cash to fund acquisitions of or strategic investments in complementary businesses and to expand our sales force. Although we can provide no assurances, we believe that the net proceeds from this offering, together with our available cash and cash equivalents and amounts available under our line of credit, should be sufficient to meet our working capital and operating expenditure requirements for the foreseeable future. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Contractual Obligations

As of December 31, 2005, we had the following contractual obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Line of credit	$2,924	$2,924	$—	$—	$—
Capital lease obligations	465	131	174	160	—
Operating lease obligations	8,220	545	1,389	1,730	4,556

Total	$11,609	$3,600	$1,563	$1,890	$4,556

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Risk

We are dependent upon the availability of paper and paper prices represent a substantial portion of the cost of our products. The supply and price of paper depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather.

Interest Rate Risk

We have exposure to changes in interest rates on our line of credit. The interest rate on our line of credit fluctuates based on the prime rate. Assuming the $10.0 million line of credit was fully drawn, a 1.0% increase in the prime rate would increase our annual interest expense by $100,000, without taking into account our expected application of a portion of our net proceeds from this offering to pay down the line of credit.

Our interest income is sensitive to changes in the general level of U.S. interest rates, in particular because all of our investments are in cash equivalents. The average duration of all of our investments as of June 30, 2006 was less than three months. Due to the short-term nature of our investments, we believe that there is no material risk exposure.

BUSINESS

Our Company

We are a leading provider of print procurement solutions to corporate clients in the United States. Utilizing our proprietary technology and database, as well as our extensive domain expertise, we create a competitive bid process to procure, purchase and deliver printed products as part of a comprehensive outsourced enterprise solution and in individual transactions. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database, PPM4™, create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for each bid we receive and print job we execute. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match each print job with the supplier that is optimally suited to meet the client’s needs at a highly competitive price. Our procurement managers use PPM4™ to manage the print procurement process from end-to-end.

Through our network of over 2,700 suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill up to 100% of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide-basis provides our clients with greater visibility and control of their print expenditures.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. We procure printed products for clients across a wide range of industries, such as advertising, consumer products, publishing and retail. Our clients fall into two categories, enterprise and transactional. We enter into arrangements with our enterprise clients to provide some, or substantially all, of their printed products, typically on a recurring basis. We provide printed products to our transactional clients on an order-by-order basis. For the year ended December 31, 2005, enterprise and transactional clients accounted for 69% and 31% of our revenue, respectively.

We were formed in 2001 and commenced operations in 2002. From our inception through December 31, 2005, we served over 1,100 clients, received approximately 96,000 bids and executed approximately 26,000 print jobs through over 1,100 suppliers. We have increased our revenue from $5.0 million in 2002 to $76.9 million in 2005, representing a compound annual growth rate of 148%. In 2005, our revenue was $76.9 million, compared to $38.9 million in 2004. For the six months ended June 30, 2006, our revenue was $57.6 million, compared to $31.2 million for the six months ended June 30, 2005.

On May 31, 2006, we acquired Graphography Limited LLC, a provider of production management services, including print procurement and promotional services. In 2005, Graphography generated revenue of $23.8 million, representing 23.6% of our 2005 pro forma revenue. We believe that the Graphography acquisition provides important strategic benefits for our company. As a result of the acquisition, we established a significant presence in the New York market, which is the third largest print market in the United States. Graphography adds two new significant enterprise clients, a Fortune 500 manufacturing and marketing company and a multi-billion dollar international beverage distributor, each of which would have been in our top five accounts based on revenue generated in 2005 on a pro forma basis. It also adds more than 100 transactional clients, which expands our pipeline of clients to which we can market our enterprise solution. In addition, we gained approximately 400 new suppliers that can provide printing and promotional services to our existing clients. We also acquired three additional sales executives as well as two additional lead production managers, and their corresponding production teams, with significant expertise in the areas of direct mail and promotional products. The acquisition enabled us to populate our proprietary database with over 10,000 historical Graphography print jobs and quotes, increasing the size of our PPM4™ database by over 15% and enhancing our ability to identify optimal pricing for our clients.

The acquisition consideration for Graphography consisted of approximately $4.525 million in cash paid on May 31, 2006. In addition, the former owners of Graphography will receive:

•	$1 million if revenue generated from certain accounts exceeds $5 million by the second anniversary of the closing date,

•	$2 million if revenue generated from these accounts exceeds $7.5 million by the third anniversary of the closing date, minus any amount paid on the second anniversary of the closing date, and

•	$3 million if revenue generated from these accounts exceeds $12 million by the fourth anniversary of the closing date, minus any amounts paid on the second and third anniversaries of the closing date.

Industry Overview

Our business of providing print procurement solutions intersects two large and growing industries, commercial printing and business process outsourcing, or BPO. Total shipments in the worldwide commercial print industry were projected to be approximately $367 billion in 2005 and are expected to increase by an average of $8 billion per year through 2009, according to a 2005 Datamonitor global commercial printing industry profile. The print industry includes the following product categories:

•	direct mail and other direct marketing materials;

•	basic business printing, including business forms, stationery and business cards;

•	promotional printing, which includes brochures, direct mail and catalogs;

•	publications, including magazines, books and directories;

•	bill of material printing, which consists of customized packaging, labels and other shipping materials;

•	promotional products, such as t-shirts, calendars and advertisements; and

•	multimedia, including CDs and DVDs.

In addition, the U.S. print industry is highly fragmented, with an estimated 39,300 printing plants. In 2005, the ten largest commercial print companies accounted for only approximately 16% of the total domestic print market. The traditional process of designing, procuring and producing a print order requires extensive collaboration by printers, designers, brokers and other middlemen and is often highly inefficient for the customer, who typically pays a mark-up at each intermediate stage of the supply chain. Print procurement is often dispersed across several areas of a business enterprise, including sales, marketing, communications and finance.

To become more competitive, many businesses seek to focus on core competencies and outsource non-core business functions, such as print procurement. The National Association of Procurement Managers ranked print procurement as the second most significant resource procurement outsourcing opportunity for U.S. businesses, underscoring this trend. According to a 2005 IDC global BPO forecast, the worldwide market for BPO is estimated to grow from $422 billion in 2005 to $641 billion in 2009, representing a compound annual growth rate of 11%. Consolidating all print activities across the organization represents an opportunity to reduce total print expenditure and decrease the number of vendors in the print supply chain. Applying software and database technology to manage the print procurement process also provides for enhanced tracking and auditing capabilities.

In recent years, the print industry has been impacted by developments in technology, including enhanced output capacity of printing presses and increased utilization of Internet-based communications and digital printing. These developments have lowered barriers to entry and reduced the utilization of printing presses. As a result, the print industry has historically experienced significant excess manufacturing capacity and the market for printed products has become increasingly commoditized. As developments in technology enable more print companies to provide a broad range of products and services, there are fewer opportunities for print vendors to charge premium prices based on product and service differentiation.

We seek to capitalize on the trends impacting the commercial print industry and the movement towards increased outsourcing of non-core business functions by leveraging our propriety technology, expansive database, extensive supplier network and purchasing power.

Our Solution

Utilizing our proprietary technology and database, we are able to create a competitive bid process to procure, purchase and deliver printed products to our clients. Our network of over 2,700 suppliers offers a wide variety of printed products and a full range of print, fulfillment and logistics services.

Our print procurement software seeks to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain. We believe that the most competitive price bids we obtain from our suppliers are submitted by the suppliers with the most unused capacity. We utilize our technology and a competitive bid process to:

•	greatly increase the number of suppliers that our clients can efficiently access;

•	obtain favorable pricing and deliver high quality products and services for our clients; and

•	aggregate our purchasing power.

Our proprietary software applications and database, PPM4™, streamline the print procurement process for our clients by eliminating inefficiencies within the traditional print supply chain and expediting production. However, our technology cannot manage all of the variables associated with procuring a print job, which often involves extensive collaboration among numerous parties. Effective management of the procurement process requires that dedicated and experienced personnel work closely with both clients and print suppliers. Our account executives and procurement managers perform that critical function.

Account executives act as the primary sales staff to our clients. Procurement managers manage the entire print procurement process for our clients to ensure timely and accurate delivery of the finished product. For each print job we receive, a procurement manager uses our technology to gather print specifications, solicit bids from the optimal suppliers, establish pricing with the client, manage print production and purchase and coordinate the delivery of the finished product.

Each client is assigned an account executive and procurement manager, who develop contacts with client personnel responsible for authorizing and making print purchases. Our largest clients often are assigned multiple procurement managers. In certain cases, our procurement managers function on-site at the client. In other cases, we designate an employee of the client to function as our procurement manager and reimburse the client for the employee’s compensation costs. Whether on-site or off-site, a procurement manager functions as a virtual employee of the client. As of December 31, 2005, we had 52 procurement managers, including eight procurement managers working on-site at our clients.

Although our clients fall into two categories, enterprise and transactional, the procurement process for each client category is substantially similar. A typical print job moves through our solution in ten steps.

Step 1—Gather print specifications.    After the account executive or procurement manager identifies a sale opportunity, a procurement manager discusses the details and timeline for the print job with the client. PPM4TM automatically generates a customized data entry screen based on the type of printed product and guides the procurement manager to enter the required job specifications.

Step 2—Select appropriate suppliers.    Based on the historical transaction data and supplier capability information contained in our database, PPM4TM generates a list of potential suppliers within our extensive network with the most efficient equipment profiles to produce the job. The procurement manager may select suppliers from this list or select suppliers suggested by the client. Our technology also enables the procurement manager to disaggregate the job into its component parts and put each part out for competitive bid in order to generate additional savings for the client. After selecting the list of optimal suppliers, the procurement manager electronically transfers the job specifications into an e-mail or e-fax in the form of a request for proposal and sends it to those suppliers.

Step 3—Receive bids from suppliers.    The selected suppliers respond to our request for proposal by submitting bids to us. Upon receipt, the procurement manager enters the bid information into our database and generates a report that details and sorts the bids by cost, quality and logistical considerations.

Step 4—Compare bids to proprietary data.    The procurement manager uses PPM4TM to compare the bids received from the suppliers to similar transactions in our database. If the current bids deviate from the competitive price range suggested by this data in a manner that is unfavorable to our client, the procurement manager uses our data to negotiate more favorable pricing with the selected suppliers or re-submits the specifications to different suppliers.

Step 5—Submit quote to client.    The procurement manager works with the account executive to prepare a price quote for the print job. The account executive submits the quote to the client, specifying the total cost to the client for the printed product and the timing and delivery terms.

Step 6—Execute quote and print order.    The client accepts the quote by executing it and returning a signed copy to us. The procurement manager uses PPM4TM to automatically convert the quote into a print order. The print order is sent by e-mail or e-fax to the approved supplier or suppliers for execution. We are now contractually obligated to provide the product to our client and the supplier or suppliers are contractually obligated to provide the product to us. The supplier begins the print process.

Step 7—Manage print process.    The completion of the print process is managed by the procurement manager through a checklist of dates, milestones and deliverables that is monitored electronically. PPM4 TM generates automatic reminders to ensure the product is properly produced in accordance with the client’s specifications and timeline.

Step 8—Perform final quality control check.    Prior to production of the entire print quantity, the supplier submits a contract proof of the finished product to the client and procurement manager for approval. Upon written approval of the proof by the client, the supplier prints the finished product.

Step 9—Deliver finished product.    When printing is completed, we purchase the finished product from the supplier and coordinate delivery to the destination specified by the client. We take full title and risk of loss for the product from shipment until it is received and paid for by the client.

Step 10—Generate and reconcile invoices.    Upon shipment of the finished product, the supplier issues an invoice to us for the cost of the job and our technology automatically converts the quote executed by our client into an invoice that we issue to the client. PPM4TM reconciles the supplier’s invoice to the print order to ensure that the supplier adhered to the pricing and other terms set forth in the print order.

The duration of this ten-step process varies based on the type of printed product. For example, this process may take less than 24 hours for limited quantities of a four-page brochure, but last over one month for 1,000,000 copies of a hard cover book.

We regularly request that our clients complete a customer scorecard, which allows them to rate us and our suppliers based on product quality, customer service and overall satisfaction. The data contained in these scorecards is stored in our database and used by our procurement managers during the supplier selection process.

Our Proprietary Technology

PPM4TM is a fully-integrated, proprietary solution that stores equipment profiles for our supplier network and price data for each job we quote and execute, which allows us to match each print job with the supplier in our network that is optimally suited to produce the job at a highly competitive price. Our technology also allows us to efficiently manage the critical aspects of the print procurement process, including gathering job specifications, identifying suppliers, establishing pricing, managing print production and coordinating purchase and delivery of the finished product.

Our database stores the production capabilities of our supplier network, as well as price and quote data for each bid we receive and transaction we execute. As a result, we believe PPM4TM contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. Our procurement managers use this data to discover excess print manufacturing capacity, select optimal suppliers, negotiate favorable pricing, and efficiently procure high-quality products and services for our clients.

With each new print job process, we collect and store additional data in our proprietary database. As the number of print jobs we complete increases, our database further enhances our competitive position and our ability to obtain favorable pricing for our clients.

We believe PPM4TM allows us to procure print more efficiently than traditional manual or semi-automated systems used by many printers and print brokers in the marketplace. PPM4TM includes the following features:

•	“4caster.” Our proprietary database provides real-time cost estimates for potential print jobs within our major product categories based upon the historical data we have collected from print jobs with similar specifications. These estimates are used by our account executives during the sales process and procurement managers to compare bids and negotiate favorable pricing. Some of our largest suppliers have provided us with pricing tables covering specific product categories, which have also enhanced our ability to discover competitive pricing.

•	Customized order management. PPM4TM automatically generates customized data entry screens based on product type and guides the procurement manager to enter the required job specifications. For example, if a procurement manager selects “envelope” in the product field, the screen will automatically prompt the procurement manager to specify the size, paper type, window size and placement and display style.

•	Cost management. PPM4TM reconciles supplier invoices to executed print orders to ensure the supplier adhered to the pricing and other terms contained in the print order. In addition, it includes checks and balances that allow us to monitor important financial indicators relating to a print order, such as projected gross margin and significant job alterations.

•	Standardized reporting. Our solution generates transaction reports that contain quote, supplier capability, price and customer service information regarding the print jobs the client has completed with us. These reports can be customized, sorted and searched based on a specified time period or the type of printed product, price or supplier. In addition, the reports give our clients insight into their print spend for each individual print job and on an enterprise-wide basis, which allows the client to track the amounts it spends on printed products.

•	Task-tracking. Our solution creates a work order checklist that sends e-mail reminders to our procurement managers regarding the time elapsed between certain milestones and the completion of specified deliverables. These automated notifications enable our procurement managers to focus on more critical aspects of the print process and eliminate delays.

•	Open architecture. PPM4TM allows us to integrate clients and suppliers into our solution. Some of our larger clients have limited, secure access to our database, which they can use to directly access their transaction data.

•	Historical price baseline. Some of our larger clients have provided us with pricing data for print jobs they completed before they began to use our solution. For these clients, PPM4TM automatically compares our current price for a print job to the price obtained by the client for a comparable historical job, which allows us to demonstrate on an ongoing basis the cost savings we provide.

We have also created customized Internet-based stores, which we refer to as IW stores, for certain of our clients that allow them to order pre-selected products, such as personalized business stationery, marketing brochures and promotional products, through an automated ordering process.

Our Clients

We procure printed products for corporate clients across a wide range of industries, such as advertising, consumer products, manufacturing, publishing and retail. Our clients also include printers that outsource jobs to us because they do not have the requisite capabilities or capacity to complete an order. From our inception through December 31, 2005, we served over 1,100 clients, received approximately 96,000 bids and executed approximately 26,000 print jobs through 1,100 suppliers. For the year ended December 31, 2005, Alliance Publishing Group accounted for 16% of our revenue. Revenue from our top ten clients accounted for 43% and 46% of our revenue during the years ended December 31, 2004 and 2005, respectively.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. Our clients fall into two categories, enterprise and transactional. We enter into contracts with our enterprise clients to provide some or substantially all of their printed products typically on a recurring basis. Our contracts with our enterprise clients generally have an open-ended term with a termination right upon advance notice ranging from 90 to 180 days. For the years ended December 31, 2004 and 2005, enterprise clients accounted for 50% and 69% of our revenue, respectively. We provide printed products to our transactional clients on an order-by-order basis. For the years ended December 31, 2004 and 2005, transactional clients accounted for 50% and 31% of our revenue, respectively.

As part of our growth strategy, we seek to expand our base of transactional clients by hiring account executives, or acquiring groups of them, with established client relationships. We also aim to sell our enterprise solution to our transactional clients to capture a greater portion of their recurring print expenditures. We estimate that the total annual print expenditures for our 667 transactional clients during the year ended December 31, 2005 were in excess of $750 million.

As of December 31, 2005, approximately 66% of our clients were located in Illinois. In order to expand our client base, we intend to recruit more account executives in other major print markets in the United States, such as Boston, Los Angeles, Minneapolis, New York and San Francisco. We believe that the breadth of our supplier network will allow us to expand into new geographic markets with little upfront cost.

Of our 50 largest clients from 2004, 49 placed orders with us during 2005. We believe that our high level of client retention demonstrates the compelling value proposition that we provide to our clients.

Our Products and Services

We offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The printed products we procure for our clients may be printed with any of the eight major types of printing, which include offset sheet-fed, web offset, digital offset, letterpress, screen printing, waterless, flexography and gravure, as well as several forms of specialty printing.

Our major products include:

direct mail pieces books brochures catalogues point-of-purchase displays magazines packaging CDs/DVDs promotional products	annual reports envelopes labels calendars folders posters newsletters billboards playing cards	binders t-shirts games stationery postcards stickers bags magnets

We offer a comprehensive range of fulfillment and logistics services, such as kitting and assembly, inventory management and pre-sorting postage. These services are often essential to the completion of the finished product. For example, we assemble multi-level direct mailings, insurance benefits packages and coupons and promotional incentives that are included with credit card and bank statements. We also provide creative services, including copywriting, graphics and website design, identity work and marketing collateral development, and pre-media services, such as image and print-ready page processing and proofing capabilities.

We agree to provide our clients with products that conform with the industry standard of a “commercially reasonable quality” and our suppliers in turn agree to provide us with products of the same quality. The quotes we execute with our clients include customary provisions that limit the amount of our liability for product defects. To date, we have not experienced significant claims or liabilities relating to defective products.

Our Supplier Network

Our network of 2,700 suppliers include printers, graphic designers, paper mills and merchants, digital imaging companies, specialty binders, finishing and engraving firms and fulfillment and distribution centers. These suppliers have been selected from among thousands of potential suppliers worldwide based on their ability to effectively serve our clients on the basis of price, quality and customer service. Our suppliers include 61 of the 100 largest printers in the United States, including eight of the top ten. The suppliers in our network produced more than $43 billion of printed products in 2005. We direct requests for proposal from our clients to potential suppliers based on historical pricing data, quality control rankings, geographic proximity to a client or other criteria specified by our clients.

In 2005, our top 10 suppliers accounted for approximately 40% of the products we sold, and our top three suppliers accounted for approximately 21% of the products we sold. As of December 31, 2005, a majority of our top 100 suppliers had executed supply and service agreements with us. These agreements have an open-ended term with a termination right on 60 days prior written notice and contain non-solicitation provisions that prohibit the supplier from soliciting any client for which the supplier has executed print order for a specified period, generally 24 months, after the expiration of the agreement. Our contractual relationship with the remaining suppliers in our network is governed solely by the print orders we execute with those suppliers on an order-by-order basis.

We have established a quality control program that is designed to ensure that we deliver high quality printed products and services to our clients through the suppliers in our network. As part of this program, we train our procurement managers to accurately gather job specifications and create a checklist to ensure that each item in the print order has been approved by the client. In addition, we regularly request that our clients complete customer scorecards, which are stored in our database and converted into quality control reports. These quality control reports are accessible to our procurement managers through PPM4TM and are used during the supplier selection process. Our quality control standards are designed to ensure that our clients receive high quality printed products regardless of the supplier that prints the product.

Sales and Marketing

Our account executives sell our print procurement services to corporate clients in the United States. As of December 31, 2005, we had 86 account executives, 66 of whom were independent contractors and 20 of whom were employees, located in 17 cities across the U.S. We hired nine account executives in 2002, 17 in 2003, 20 in 2004 and 33 in 2005. In addition to our account executives, we have two business development employees responsible for generating sales opportunities with large companies. Our agreements with our account executives require them to market and sell print procurement services for us on an exclusive basis and contain non-compete and non-solicitation provisions that apply during and for a specified period after the term of their service.

Our new client acquisition efforts generally are targeted geographically based on the location of our account executives. Our account tracking solution, IW Pipeline™, which assigns account responsibility for both existing and prospective clients, monitors the sales conversion process and tracks sales activity. An important aspect of our sales process is our periodic analysis of a prospective client’s historic print expenditures, including production and payroll expenses, to demonstrate the potential savings that could be achieved by using our solution.

We expect to continue our growth by recruiting and retaining highly qualified account executives and providing them with the tools to be successful in the marketplace. There are a large number of print sales representatives in North America and we believe that we will be able to identify qualified account executives from this pool of individuals. To coordinate this process, we employ a full-time recruiter whose activities are supplemented by several executive search firms. Candidates are recruited through Internet postings, advertisements in industry publications, industry event attendance, Internet research, referrals and word-of-mouth networking. We also expect to augment our sales force through selective acquisitions of print service businesses, including print brokers, that include experienced sales personnel with established client relationships.

We believe that we offer account executives an attractive opportunity in the print industry because they can utilize our vast supplier network, proprietary pricing data and customized order management solution to sell to their clients virtually any printed product at a highly competitive price. In addition, the diverse production and service capabilities of the suppliers in our network provide our account executives the opportunity to deliver a more complete product and service offering to their clients. We believe we can better attract and retain experienced account executives than our competitors because of the breadth of products offered by our supplier network.

To date, we have been successful in attracting and retaining qualified account executives. The account executives we have hired through December 31, 2005 had an average of over 17 years of sales experience in the print industry, which in certain cases included employment as sales representatives for some of the largest printers in the United States. The integration process consists of training with our sales management, as well as access to a variety of sales and educational resources that are available on our Intranet. In addition, we conduct monthly sales meetings that focus on best practices and industry trends. Because the account executives we hire generally have significant sales experience, they can begin marketing our services after limited training on our model and systems.

Competition

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and digital imaging and fulfillment and logistics. As a result, we compete on some level with virtually every company that is involved in printing, from printers to graphic designers, pre-press firms, paper manufacturers and fulfillment companies.

Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. The printers with which we compete generally own and operate their own printing equipment and typically serve clients only within the specific product categories and print types that their equipment produces. Some of these printers, such as Banta, Quad/Graphics, Quebecor and R.R. Donnelley, have larger client bases and significantly more resources than we do.

We also compete with a number of print distributors and brokers. These competitors generally do not own or operate printing equipment, and typically work with a limited number of suppliers and have minimal financial investment in the quality of the products produced for their clients. Our industry experience indicates that several of these competitors, such as Cirqit, Workflow/Relizon and Newline/Noosh, offer print procurement services or enterprise software applications for the print industry.

The principal elements of competition in print procurement are price, product quality, customer service and reliability. Although we believe our business delivers products and services on competitive terms, our business and the print procurement industry are relatively new and are evolving rapidly. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to compete with us directly by offering print procurement services or enterprise software applications, and their well-established client relationships industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

Intellectual Property

We rely primarily on a combination of copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. We also protect our proprietary technology through confidentiality and non-disclosure agreements with our employees and independent contractors.

Our IT infrastructure provides a high level of security for our proprietary database. The storage system for our proprietary data is designed to ensure that power and hardware failures do not result in the loss of critical data. The proprietary data is protected from unauthorized access through a combination of physical and logical security measures, including firewalls, antivirus software, anti-spy software, passwords and physical security, with access limited to authorized IT personnel. In addition to our security infrastructure, our system is backed up daily to prevent the loss of our proprietary data due to catastrophic failures or natural disasters. We test our IT recovery ability semi-annually to verify that we can recover our business critical systems in a timely fashion.

Properties

Our principal executive offices are located in Chicago, Illinois. We also maintain a sales office in Naperville, Illinois. We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

Employees

As of December 31, 2005, we had 154 employees and independent contractors, consisting of 16 corporate staff, 52 procurement managers and 86 account executives. We consider our employee relations to be good.

Legal Proceedings

We are not a party to any material pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)
John R. Walter(1)(2)	59	Chairman of the Board
Steven E. Zuccarini	49	Chief Executive Officer, President and Director
Nicholas J. Galassi	33	Chief Financial Officer and Secretary
Scott A. Frisoni	35	Executive Vice President of Sales
Eric D. Belcher	37	Executive Vice President of Operations
Neil P. Graver	35	Chief Technology Officer
Peter J. Barris(1)(2)	54	Director
Sharyar Baradaran(1)(2)	39	Director
Jack M. Greenberg(2)	63	Director

(1)	Member of our audit committee.
(2)	Member of our compensation and nominating and corporate governance committees.

John R. Walter has served as our non-executive Chairman of the Board since May 2004. Since December 1997, Mr. Walter has been the Chairman, President and Chief Executive Officer of Ashlin Management Company, a private investment firm. Mr. Walter served as President and Chief Operating Officer of AT&T Corporation from October 1996 until his retirement in July 1997, and from 1989 to 1996, he served as Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company. Mr. Walter serves on the board of directors of Abbott Laboratories, Deere & Company, Manpower, Inc., SNP Corporation Ltd. and VascoData Security International. He is also a trustee of Northwestern University and a director of Evanston Northwestern Healthcare and the Steppenwolf Theatre. He holds a bachelor’s degree from Miami University of Ohio.

Steven E. Zuccarini has served as our Chief Executive Officer since November 2004 and has served on our Board since May 2006. From September 2003 to November 2004, he was the President of the Global Solutions business unit at R.R. Donnelley & Sons Company, and from January 2000 to September 2003, he served as President of the Catalog & Retail business unit. Mr. Zuccarini joined R.R. Donnelley in 1979. Mr. Zuccarini serves on the board of directors of the Chicago Youth Centers and the Direct Marketing Education Foundation. Mr. Zuccarini holds a bachelor’s degree from Northwestern University.

Nicholas J. Galassi has served as our Chief Financial Officer since September 2004. From November 2001 to September 2004, Mr. Galassi was Vice President of Finance at Wolverine Trading, a global derivatives trading firm, and from May 2000 to November 2001, he was the Director of Finance at HA-LO Industries, Inc., a promotional products distributor. From September 1995 to July 1999, Mr. Galassi served as an auditor in the commercial business division of Arthur Andersen. Mr. Galassi is a certified public accountant and holds a bachelor’s degree from the University of Notre Dame.

Scott A. Frisoni has served as our Executive Vice President of Sales since March 2002. From March 1999 to March 2002, Mr. Frisoni was Chief Operating Officer of Decision Support at PurchasePro, a business-to-business software company, and from April 1997 to March 1999, he was Vice President of Sales at Magnitude Network. From May 1993 to April 1997, Mr. Frisoni was a sales executive at The Procter & Gamble Company. Mr. Frisoni holds a bachelor’s degree from Indiana University.

Eric D. Belcher has served as our Executive Vice President of Operations since June 2005. Mr. Belcher served as Chief Operating Officer from March 2003 to June 2005 and as Chief Financial Officer from April 2001 to March 2003 of MAN Roland Inc., a printing equipment manufacturer and distributor. Mr. Belcher was also a director of MAN Roland, Inc. From 1995 to 2000, he led project teams at Marakon Associates, an international management consulting firm. Mr. Belcher holds a bachelor’s degree from Bucknell University and an MBA from the University of Chicago Graduate School of Business.

Neil P. Graver has served as our Chief Technology Officer since March 2006. From January 2003 to February 2006, Mr. Graver held the title of Director of Information Technology at CAEL, a benefits management company based in Chicago. From January 2002 to January 2003, he managed The Information Management Group’s internal systems. From January 2001 to December 2001, Mr. Graver was Information Systems Manager at Sega North America and from January 1999 to October 2001, he was web site manager at iOwn.com. Mr. Graver received a Bachelor of Science from Southern Illinois University and holds his MCSE, MCSA and MCT certificates.

Peter J. Barris has served on our Board since January 2006. Mr. Barris was elected pursuant to voting rights granted to New Enterprise Associates under our voting agreement, which will be terminated upon the closing of this offering. Since 2000, Mr. Barris has been the Managing General Partner of New Enterprise Associates where he specializes in information technology investing. Mr. Barris also serves on the boards of directors of Vonage Holdings Corp., Boingo Wireless, Inc., eCommerce Industries, Inc., Hillcrest Laboratories, Inc., Mkt10, Inc., Neutral Tandem, Inc. and ProtoStar Ltd. He also serves on the Board of Directors of the National Venture Capital Association. Mr. Barris is a member of the Board of Trustees, Northwestern University; Board of Overseers, Tuck School at Dartmouth College; Board of Advisors, Tuck’s Center for Private Equity and Entrepreneurship at Dartmouth; and Board of Directors, Venture Philanthropy Partners. He received a Masters in Business Administration from Dartmouth College and a Bachelor of Science in Electrical Engineering from Northwestern University.

Sharyar Baradaran has served on our Board since May 2006. Mr. Baradaran was elected pursuant to voting rights granted to the former holders of our Series D preferred stock under our voting agreement, which will be terminated upon the closing of this offering. Mr. Baradaran has served as Chief Executive Officer and chairman of BaradaranVentures, a privately held investment fund located in Los Angeles, California since April 2001. Mr. Baradaran currently serves on the board of directors of several high growth technology companies, including Rainmakers, Inc. and MOTA Inc. Mr. Baradaran also serves on the advisory boards of Echo Global Logistics Inc., ISENSIX Inc., and KIYON Inc.

Jack M. Greenberg has served on our Board since October 2005. Mr. Greenberg retired as Chairman and Chief Executive Officer of McDonald’s Corporation at the end of 2002. He had served as McDonald’s Chairman since May 1999 and as its Chief Executive Officer since August 1998. Mr. Greenberg served as McDonald’s President from August 1998 to May 1999, and as its Vice-Chairman from December 1991 to 1998. Mr. Greenberg also served as Chairman, from October 1996, and Chief Executive Officer, from July 1997, of McDonald’s USA until August 1998. He is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society and the Chicago Bar Association. Mr. Greenberg is a director of Abbott Laboratories, The Allstate Corporation, First Data Corporation, Hasbro, Inc. and Manpower Inc. He is also a member of the board of trustees of DePaul University, the Field Museum and the Chicago Community Trust. Mr. Greenberg is a graduate of DePaul University’s School of Commerce and School of Law.

Board of Directors

Our Board of Directors consists of five directors and includes three committees: an audit committee, compensation committee and nominating and corporate governance committee. Each director will be subject to election at each annual meeting of stockholders.

Audit Committee

Our audit committee consists of John R. Walter, Peter J. Barris and Sharyar Baradaran. John Walter serves as the chairman of our audit committee. The audit committee will review and recommend to the Board internal accounting and financial controls and accounting principles and auditing practices to be employed in the preparation and review of our financial statements. In addition, the audit committee will have authority to engage public accountants to audit our annual financial statements and determine the scope of the audit to be undertaken by such accountants. Mr. Walter is our audit committee financial expert under the SEC rule implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Compensation Committee

Our compensation committee consists of John R. Walter, Jack M. Greenberg, Peter J. Barris and Sharyar Baradaran. Jack M. Greenberg serves as the chairman of our compensation committee. The compensation committee will review and recommend to our Chief Executive Officer and the Board policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of certain employee benefit plans for managerial employees. The compensation committee will have the authority to administer our Stock Incentive Plan, and advise and consult with our officers regarding managerial personnel policies.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of John R. Walter, Jack M. Greenberg, Peter J. Barris and Sharyar Baradaran. John R. Walter serves as the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the Board with its responsibilities regarding:

•	the identification of individuals qualified to become directors;

•	the selection of the director nominees for the next annual meeting of stockholders; and

•	the selection of director candidates to fill any vacancies on the Board.

Director Compensation

We do not provide cash compensation to our directors for their services as members of the Board or for attendance at Board or committee meetings. However, directors will be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and its committees. Under our stock incentive plan, directors are eligible to receive stock option grants at the discretion of our compensation committee or other administrator of the plan.

In March 2004, we entered into an agreement with John R. Walter in connection with his election as Chairman of our Board. Under this agreement, Mr. Walter:

•	purchased 100,000 shares of our common stock at a price of $0.80 per share in March 2004,

•	purchased 200,000 shares of our common stock at a price of $0.80 per share in May 2005, and

•	received options to purchase an additional 1,200,000 shares of our common stock at an exercise price of $0.50 per share in March 2004. These options vest at the rate of 300,000 per year upon Mr. Walter’s re-election as Chairman of our Board, subject to acceleration upon the occurrence of certain events, including our completion of an initial public offering. As of June 30, 2006, 600,000 of these options were vested, and upon completion of this offering the remaining 600,000 options will vest.

In connection with the March 2004 agreement, Mr. Walter also became entitled to receive fully vested options to purchase 300,000 shares of our common stock at an exercise price of $0.50 per share, subject to our achievement of certain business and financial performance targets. In May 2006, at the request of the Company and to better align the value of this equity award with the long-term interests of our stockholders, Mr. Walter agreed to eliminate his rights to these options in exchange for the grant of options to purchase 400,000 shares of our common stock at an exercise price of $4.92 per share, which was the price per share paid by SNP in April 2006. These options will vest ratably over six years at a rate of 66,666 per year. Vesting of these options will accelerate in the event of a change of control (as defined in Mr. Walter’s agreement).

In October 2005, we entered into a compensation agreement with Jack Greenberg in connection with his election to our Board. Pursuant to this agreement, we granted Mr. Greenberg options to purchase 100,000 shares of our common stock at an exercise price of $0.65 per share. These options vest in two equal installments on June 30, 2006 and 2007, provided Mr. Greenberg continues to serve on our Board on such dates. Vesting of these options will accelerate in the event of a change of control (as defined in Mr. Greenberg’s agreement).

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee serves, or has at any time served, as an officer or employee of us or any of our subsidiaries. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of our compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors and officers will be not personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, except for any breach of their duty of loyalty to us or to our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, authorization of illegal dividends or redemptions or any transaction from which they derived an improper personal benefit from their actions. We have obtained insurance that insures our directors and officers against specified losses. In addition, our by-laws provides that our directors, officers and employees shall be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expense, liability and loss reasonably incurred or suffered by them in connection with their service for or on behalf of us.

In addition, prior to the completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. These indemnification agreements may require us to indemnify our directors and executive officers for related expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement that were actually and reasonably incurred or suffered by a director or executive officer in an action or proceeding arising out of his or her service as one of our directors or executive officers.

Executive Compensation

Summary Compensation Table

The following table sets forth the annual salary of our Chief Executive Officer and each of our other four most highly salaried executive officers for the year ending December 31, 2006.

Name and principal position	Annual Salary
Steven E. Zuccarini Chief Executive Officer	$300,000
Nicholas J. Galassi Chief Financial Officer	200,000
Eric D. Belcher Executive Vice President of Operations	225,000
Scott A. Frisoni Executive Vice President of Sales	225,000
Neil P. Graver Chief Technology Officer	118,000

The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our other four most highly-compensated executive officers, referred to in this prospectus as the “named executive officers,” for the year ended December 31, 2005.

	Annual Compensation		Long-Term Compensation Awards	All Other
			Shares Underlying
Name and principal position	Salary	Bonus	Options (#)	Compensation
Steven E. Zuccarini Chief Executive Officer	$300,000	$125,000	—	$8,800	(1)
Nicholas J. Galassi Chief Financial Officer	146,402	18,750	105,000	11,926	(2)
Eric D. Belcher (3) Executive Vice President of Operations	90,152	25,000	325,000	2,991	(2)
Scott A. Frisoni Executive Vice President of Sales	177,573	—	125,000	6,808	(1)
Mark D. Desky (4) Chief Marketing Officer	130,000	—	85,000	3,780	(2)

(1)	Consists of reimbursed car payments.
(2)	Consists of reimbursed medical insurance premiums.
(3)	Mr. Belcher began his employment with us in June 2005.
(4)	Mr. Desky ceased serving as our Chief Marketing Officer in July 2006. He now serves as our Vice President of Marketing/Investor Relations. He also provides marketing services to other businesses, including Echo Global Logistics, LLC. See Certain Relationships and Related Party Transactions—Minority Interest in Echo Global Logistics, LLC.

Option Grants in 2005

The following table shows certain information concerning grants of options to our named executive officers for the year ended December 31, 2005.

Name	Number of Shares Underlying Options		Percent of Total Options Granted to Employees	Exercise Price Per Share	Expiration Date	Grant Date Value(1)
Steven E. Zuccarini	—		—	—	—	—
Nicholas J. Galassi	105,000	(2)	7.8%	$0.65	(2)	(2)
Eric D. Belcher	325,000	(3)	24.3	(3)	(3)	(3)
Scott A. Frisoni	125,000		9.3	0.65	(4)	(4)
Mark D. Desky	85,000		6.4	0.65	(5)	(5)

(1)	These values were estimated using a minimum value option pricing model.
(2)	25,000 options were fully vested on July 15, 2005, expire on July 15, 2015 and have a grant date value of $0.11 per share. 80,000 options vest in 50% annual installments beginning on October 1, 2006, expire on October 1, 2015 and have a grant date value of $0.12 per share.
(3)	105,000 options were fully vested on July 20, 2005, expire on July 20, 2015, and have an exercise price of $1.00 per share. Because these options were granted at less than fair market value, they have no grant date value. 120,000 options vest in 33% annual installments beginning on June 20, 2006, expire on September 19, 2015 and have an exercise price of $0.65 per share and a grant date value of $0.12 per share. 100,000 options vest in 50% installments on October 1, 2006 and June 20, 2007, expire on October 1, 2015, and have an exercise price of $1.00 per share. Because these options were granted at less than fair market value, they have no grant date value.
(4)	25,000 options were fully vested on July 15, 2005, expire on July 15, 2015 and have a grant date value of $0.11 per share. 100,000 options vest in 50% annual installments beginning on October 1, 2006, expire on October 1, 2015 and have a grant date value of $0.12 per share.
(5)	55,000 options were fully vested on July 15, 2005, expire on July 15, 2015 and have a grant date value of $0.11 per share. 30,000 options vest in 50% annual installments beginning on October 1, 2006, expire on October 1, 2015 and have a grant date value of $0.12 per share.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows certain information concerning option holdings as of December 31, 2005 with respect to our named executive officers. No options were exercised by the named executive officers during the year ended December 31, 2005.

	Number of shares underlying unexercised options at December 31, 2005 (#)		Value of unexercised in-the-money options at December 31, 2005 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven E. Zuccarini	300,000	1,200,000	$2,550,000	$10,200,000
Nicholas J. Galassi	125,000	80,000	1,058,750	668,000
Eric D. Belcher	105,000	220,000	840,000	1,802,000
Scott A. Frisoni	25,000	100,000	208,750	835,000
Mark D. Desky	55,000	30,000	459,250	250,500

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, the value of the unexercised in-the-money options as of December 31, 2005 has been determined by calculating the difference between the initial public offering price of $9.00 and the option exercise price of each applicable in-the-money option multiplied by the number of shares underlying such option.

The option grants listed above, plus options to purchase 2,083,500 shares of common stock held by other employees, constitute all options outstanding as of December 31, 2005.

Employment Agreements

Employment Agreement with Steven E. Zuccarini

We entered into an employment agreement with Steven E. Zuccarini, our Chief Executive Officer, in November 2004 and amended the agreement in May 2006. The employment agreement provides that the amount of Mr. Zuccarini’s base salary will be determined annually by our Board, but will not be less than $450,000 commencing in 2007. Also commencing in 2007, Mr. Zuccarini will receive an annual bonus of $150,000 in the event target levels of net income approved by our Board are exceeded. In addition, Mr. Zuccarini will be eligible to receive an annual bonus based on performance targets approved by our Board.

In connection with the execution of his employment agreement in November 2004, Mr. Zuccarini received options to purchase 1,500,000 shares of our common stock at an exercise price of $0.50 per share. Of these options, 300,000 vested at the time of grant and the remaining 900,000 vest ratably at the rate of 300,000 per year, subject to acceleration upon the occurrence of certain events, including our completion of an initial public offering. As of June 30, 2006, 467,167 of these options were vested, and upon the completion of this offering the remaining 900,000 options will vest.

In connection with his November 2004 employment agreement, Mr. Zuccarini also became entitled to receive fully vested options to purchase 600,000 shares of our common stock at an exercise price of $0.50 per share, subject to our achievement of certain business and financial performance targets. In May 2006, at the request of the Company and to better align the value of this equity award with the long-term interests of our stockholders, Mr. Zuccarini agreed to amend his employment agreement to eliminate his rights to these options. As part of this amendment, Mr. Zuccarini received a grant of options to purchase 750,000 shares of our common stock at an exercise price of $4.92 per share, which was the price per share paid by SNP in April 2006. These options will vest ratably over six years at a rate of 125,000 per year. Vesting of these options will accelerate in the event of a change of control (as defined in the agreement).

Mr. Zuccarini’s employment agreement may be terminated, with or without cause, by our Board. If we terminate the employment agreement for cause (as defined in the agreement) or on account of death or disability or if Mr. Zuccarini terminates the agreement for any reason other than a good reason (as defined in the agreement), Mr. Zuccarini is entitled to no further compensation or benefits other than those earned through the date of termination. If we terminate the agreement for any reason other than for cause, death or disability, we will provide the following severance benefits:

•	continued payment of cash compensation at a rate of $600,000 per year for two years following termination,

•	additional vesting of his options that would have otherwise vested if he had remained employed by us during the two years following the termination of his employment, and

•	continued employee benefits for a period of two years following the termination of his employment or until comparable benefits are provided by a new employer.

Mr. Zuccarini’s employment agreement expires in November 2012.

Employment Agreements with Other Executive Officers

In addition to our employment agreement with Mr. Zuccarini, we have entered into employment agreements with Nicholas J. Galassi, Eric D. Belcher and Scott A. Frisoni. The employment agreements generally provide for a base salary and eligibility to receive an annual performance bonus up to a specified percentage of base salary.

The actual amount of the annual bonus is discretionary and determined based upon the executive’s performance, our performance and certain performance targets approved by our Board of Directors. The agreements also grant options to purchase shares of our common stock and contain customary non-competition and non-solicitation provisions.

The agreements may be terminated, with or without cause, by the executive, our Chief Executive Officer or our Board of Directors. If the executive’s employment is terminated by us for cause (as defined in the agreements), on account of death or disability or if the executive terminates his own employment for any reason other than a good reason (as defined in the agreements), the executive is entitled to no further compensation or benefits other than those earned through the date of termination. If the executive’s employment is terminated by us for any reason other than for cause, death or disability, or if the executive terminates his own employment for good reason, we will provide the following severance benefits: (i) continued payment of base salary for 12 months following termination and (ii) immediate vesting of any options that would have been exercisable in the next two years, as if the executive’s employment had continued for the two-year period.

If, during the three months prior to the public announcement of a proposed change of control (as defined in the agreements), or 12 months following a change of control, the executive’s employment is terminated by us for any reason other than cause, or terminated by the executive for good reason, the executive is generally entitled to the same benefits described above. The employment agreements with Messrs. Galassi and Frisoni expire in December 2007, and the employment agreement with Mr. Belcher expires in June 2008.

Employee Benefits Plans

2004 Unit Option Plan

Effective January 1, 2004, we adopted the InnerWorkings, LLC 2004 Unit Option Plan (the 2004 Plan). The principal purpose of the 2004 Plan has been to attract, retain and reward selected employees, consultants and directors through the granting of non-qualified stock options.

Upon adoption in 2006 of our Stock Incentive Plan, the 2004 Plan was merged into the Stock Incentive Plan and ceased to separately exist. Except with respect to rights that may be protected under prior award agreements, outstanding awards under the 2004 Plan are now subject to the Stock Incentive Plan. No additional awards may be made under the 2004 Plan on or after the effective date of the Stock Incentive Plan.

Stock Incentive Plan

We have adopted the InnerWorkings, Inc. 2006 Stock Incentive Plan (the Stock Incentive Plan), which replaces the 2004 Plan. The principal purpose of the Stock Incentive Plan is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The Stock Incentive Plan provides for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code)), stock appreciation rights, restricted stock awards, performance-based awards and other stock-based awards.

Administration.    The Stock Incentive Plan is administered by our compensation committee. The committee may in certain circumstances delegate certain of its duties to one or more of the Company’s officers. The committee has the power to interpret the Stock Incentive Plan and to adopt rules for the administration, interpretation and application of the plan according to its terms.

Grant of Awards; Shares Available for Awards.    Certain employees, consultants and directors are eligible to be granted awards under the plan. The committee will determine who will receive awards under the plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan.

The total number of shares of our common stock initially available for issuance or delivery under our Stock Incentive Plan is 1,000,000 shares. The number of shares of our common stock issued or reserved pursuant to the Stock Incentive Plan shall be adjusted in the discretion of our Board of Directors (or the committee if so empowered) as a result of stock splits, stock dividends and similar changes in our common stock. In addition, shares subject to grant under the Company’s prior unit option plans (including shares under such plans that expire unexercised or are forfeited, terminated, canceled or withheld for income tax withholding) shall be merged and available for issuance under the Stock Incentive Plan, without reducing the aggregate number of shares available for issuance reflected above.

Stock Options.    The Stock Incentive Plan permits the committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The committee will establish the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options, and may also establish vesting and performance requirements that must be met prior to the exercise of options. Stock option grants (other than incentive stock option grants) also may have exercise prices that are less than, equal to or greater than the fair market value of our common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of our common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price.

Stock Appreciation Rights.    The committee may also grant stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash, shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the stock appreciation right over the exercise price of the right, or other securities or property of the Company.

Other Equity-Based Awards.    In addition to stock options and stock appreciation rights, the committee may also grant to certain employees, consultants and directors shares of restricted stock, restricted stock rights, dividend equivalents, performance-based awards or other stock-based awards, with terms and conditions as the committee may, pursuant to the terms of the Stock Incentive Plan, establish. The Stock Incentive Plan also allows awards to be made in conjunction with a participant’s election to defer compensation in accordance with the rules of Section 409A of the Code.

Change-in-Control Provisions.    In connection with the grant of an award, the committee if so empowered, may provide that, in the event of a change in control of the Company, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination.    The committee may adopt, amend and rescind rules relating to the administration of the Stock Incentive Plan, and amend, suspend or terminate the Stock Incentive Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the Stock Incentive Plan so that remuneration attributable to stock options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

On August 15, 2006, we granted options to purchase 56,050 shares of our common stock under our Stock Incentive Plan to certain employees at an exercise price equal to the initial public offering price of $9.00 per share. The options will vest in equal annual installments over the three-year period following the completion of this offering. At the initial public offering price of $9.00 per share, the value of the option grants, as calculated in accordance with FAS No. 123 (R), Share-Based Payments, will be approximately $141,000, which will be expensed in equal installments over the three year vesting period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation.”

Annual Incentive Plan

We have adopted the InnerWorkings Annual Incentive Plan (the Annual Incentive Plan) that rewards employees for meeting and exceeding annual performance goals established by the compensation committee based on one or more criteria set forth in the Annual Incentive Plan.

Eligibility to participate in the Annual Incentive Plan is limited to substantially all regular full-time and part-time employees. Temporary employees, any independent contractors, and certain other specified classifications are not eligible to participate in the Annual Incentive Plan.

Employees are eligible to receive bonuses based on meeting operational and financial goals that may be stated (a) as goals of the company, a subsidiary, or a portion thereof, (b) on an absolute basis and/or relative to other companies, or (c) separately for one or more participants or business units. The objective performance goals for the Annual Incentive Plan are established by our compensation committee at the beginning of the year. Bonus payouts are determined within a reasonable time after the end of the performance period.

Our compensation committee will administer the Annual Incentive Plan and will have the authority to construe, interpret and implement the Annual Incentive Plan and prescribe, amend and rescind rules and regulations relating to the Annual Incentive Plan. The determination of the compensation committee on all matters relating to the Annual Incentive Plan or any award agreement will be final, binding and conclusive. The Annual Incentive Plan may be amended or terminated by the committee or our Board of Directors. However, the Annual Incentive Plan may not be amended without the prior approval of our stockholders, if such approval is necessary to qualify bonuses as performance-based compensation under Section 162(m) of the Code.

Information about Mr. Eric P. Lefkofsky and Mr. Richard A. Heise, Jr.

Mr. Eric P. Lefkofsky and Mr. Richard A. Heise, Jr. were instrumental in the formation and the development of our company and served as directors until May 2006. Mr. Lefkofsky, who also has served our company as a consultant, is the husband of Elizabeth Kramer Lefkofsky, who controls Orange Media, LLC. Orange Media will own 1.0% of our common stock after this offering. Mr. Heise and InnerWorkings Series C Investment Partners, LLC, an entity controlled by Mr. Heise, will own 3.7% of our common stock after this offering. Orange Media and Mr. Heise control Incorp, LLC, which will own 36.4% of our common stock after this offering. Mr. Lefkofsky served as an executive officer and a director and Mr. Heise served as a director of HA-LO Industries, Inc., a NYSE-listed company that filed for bankruptcy in July 2001.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of our business and in connection with our financing activities, we have entered into a number of transactions with our directors, officers and 5% or greater stockholders. All of the transactions set forth below were approved by the unanimous vote of our Board of Directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of our Board of Directors, including a majority of the independent and disinterested members of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. As a public company following this offering, our audit committee will be responsible for reviewing the fairness of related party transactions in accordance with the Nasdaq Marketplace Rules.

Recapitalization

On August 15, 2006, we recapitalized all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a one-for-one basis. In connection with the recapitalization and the closing of this offering, we intend to make approximately $7.0 million of required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares.

Minority Interest in Echo Global Logistics, LLC

As of June 30, 2006, we owned 2,000,000 shares of Class A common stock, or 7.0%, of Echo Global Logistics, LLC, an enterprise transportation management firm, which we acquired in February 2005 for $125,000. Each member of our Board of Directors has a direct and/or an indirect ownership interest in Echo. Certain members of Echo (and their respective ownership interests in Echo) include:

•	John R. Walter (1.05%), who also is a member of Echo’s Board of Directors,

•	Old Willow Partners, LLC (0.15%), which is owned by Richard A. Heise, Jr.,

•	Blue Media, LLC (0.15%), which is owned by Elizabeth Kramer Lefkofsky,

•	Polygal Row, LLC (33.4%), the members of which include Old Willow, Blue Media, Steven E. Zuccarini, Nicholas J. Galassi, Scott A. Frisoni and Eric D. Belcher,

•	Echo Global Logistics Series C Investment Partners, LLC (14.7%), the members of which include Steven E. Zuccarini and John R. Walter,

•	Younes and Soraya Nazarian Revocable Trust (9.6%), which is controlled by the beneficial owners of our Series D preferred shares and a portion of our Series E preferred shares,

•	Entities affiliated with New Enterprise Associates (16.4%), which are controlled by the beneficial owners of a portion of our Series E preferred shares, and

•	Frog Ventures, LLC (15.1%), the members of which include John R. Walter and Jack M. Greenberg.

We provide general administrative services to Echo, including financial management, legal, accounting, tax, treasury services, employee benefit plan and marketing services. As consideration for these services, Echo paid us approximately $194,000 during 2005. In addition, Echo provided transportation services to us during 2005. As consideration for these services, we paid Echo approximately $209,000 during 2005. We also sub-lease a portion of our office space to Echo. Effective January 1, 2006, we entered into a sub-lease agreement with Echo pursuant to which Echo leases approximately 20% of our office space for approximately $7,500 per month.

Sales of Our Securities

We sold the following Class A common units, Series B preferred units, Series C preferred units and Series D preferred units of InnerWorkings, LLC and Series E preferred shares of InnerWorkings, Inc. to our directors, officers and 5% or greater stockholders and their respective affiliates, in private transactions on the dates set forth below. In June 2005, all of our Series C preferred units were converted on a one-for-one basis into Class A common units in accordance with the terms of the Series C preferred units. In connection with our conversion in January 2006, the outstanding units of InnerWorkings, LLC were converted into shares of InnerWorkings, Inc. on a one-for-one basis.

Name of Unitholder/Stockholder	Class A Common Units	Series B Convertible Preferred Units	Series C Convertible Preferred Units		Series D Convertible Preferred Units	Series E Convertible Preferred Shares	Date of Purchase	Total Purchase Price
Incorp, LLC(1)	9,500,000	—	—		—	—	1/7/03	(2)
Scott A. Frisoni	300,000	—	—		—	—	2/15/03	(3)
InnerWorkings Series C Investment Partners, LLC(4)	387,000	—	2,580,000	(5)	—	—	(6)	$2,580,000
Incorp, LLC	3,500,000	—	—		—	—	10/1/03	(2)
Printworks, LLC(5)	100,000	—	—		—	—	11/14/03	(5)
John R. Walter	100,000	—	-		—	—	3/25/04	$80,000
The Soraya Nazarian Annuity Trust 2003 dated 10/01/03	—	—	—		640,000	—	8/19/04	$2,000,000
Incorp, LLC	50,000	—	—		—	—	9/20/04	(7)
Incorp, LLC	175,000	—	—		—	—	1/2/05	(8)
Printworks, LLC(5)	300,000	—	—		320,000	—	2/25/05	$1,000,000
The Soraya Nazarian Annuity Trust 2003 dated 10/01/03	—	—	—		640,000	—	2/25/05	$2,000,000
John R. Walter	200,000	—	—		—	—	5/18/05	$160,000
Entities affiliated with New Enterprise Associates	—	—	—		—	8,134,184	1/3/06	$40,000,000
Printworks Series E, LLC	—	—	—		—	2,033,546	1/3/06	$10,000,000

(1)	Incorp, LLC is owned by the following individuals and entities: (i) Orange Media, LLC (43.49%), which is owned by Elizabeth Kramer Lefkofsky, (ii) Old Willow Partners, LLC (30.53%), which is controlled by Richard A. Heise, Jr., (iii) the Heise Family Grantor Retained Annuity Trust (15.58%), which is controlled by Mr. Heise, (iv) Scott A. Frisoni (1.36%), (v) Nicholas J. Galassi (0.99%) and (vi) non-related parties (8.05%). The Board of Managers of Incorp consists of Orange Media, Old Willow and Barry Friedland, one of our former directors.
(2)	These units were issued in connection with the sale of Insight, LLC by Incorp to InnerWorkings, LLC. See “—Acquisition of Insight, LLC.”
(3)	These units were issued to Scott A. Frisoni as partial compensation for his continued employment with InnerWorkings, LLC.
(4)	Richard A. Heise, Jr. is the managing member of InnerWorkings Series C Investment Partners, LLC. Series C Investment Partners was formed to facilitate our Series C financing and is owned by the following individuals and entities: (i) Mr. Heise (38.0%), (ii) Orange Media, LLC (1.9%) and (iii) non-related parties (60.1%). In June 2005, all of the Series C preferred units held by Series C Investment Partners were converted on a one-for-one basis into Class A common units in accordance with the terms of the Series C preferred units.
(5)

In November 2003, InnerWorkings, LLC issued 100,000 Class A common units to Printworks as consideration for the business and investment relationship established as a result of Printworks’ investment in 1,000,000 Series C preferred units and 150,000 Class A common units through Series C Investment Partners. In February 2005, InnerWorkings, LLC redeemed the 1,000,000 Series C preferred units and

150,000 Class A common units that were held by Series C Investment Partners for the benefit of Printworks at a price of $1.00 per unit. Concurrently with this redemption, Printworks purchased 320,000 Series D preferred units and 150,000 Class A non-voting common units and InnerWorkings, LLC issued 150,000 Class A non-voting common units to Printworks in replacement of the 150,000 Class A common units that it previously held indirectly through Series C Investment Partners.

(6)	These units were issued in a series of transactions that began in April 2003 and concluded in January 2004.
(7)	These units were issued to Incorp for the benefit of Nicholas J. Galassi as partial consideration for his continued employment with InnerWorkings, LLC.
(8)	InnerWorkings, LLC issued 50,000 of these units to Incorp for the benefit of Scott A. Frisoni and 125,000 of these units to Incorp for the benefit of Nicholas J. Galassi, in each case, as partial consideration for his continued employment with InnerWorkings, LLC.

Acquisition of Insight, LLC

In January 2003, we acquired 100% of the equity ownership of Insight, LLC (Insight) from Incorp in exchange for a total of 13,000,000 Class A common units, 9,500,000 of which were issued in January 2003 and 3,500,000 of which were issued in October 2003. Prior to the Insight transaction, Incorp owned 10,000,000 of our Class A common units, which represented 61.5% of the then total outstanding units of InnerWorkings, LLC.

Payments to Holders of Preferred Shares

Upon the completion of this offering, we will be required to make the following approximate payments:

•	a $20,000 dividend payment to the former holders of our Series B preferred shares,

•	a $5.135 million dividend and preference payment to the former holders of our Series D preferred shares, and

•	a $1.835 million dividend and preference payment to the former holders of our Series E preferred shares.

We intend to use a portion of our net proceeds from this offering to satisfy these payment obligations.

Agreement with Zion Consulting, Inc.

In November 2003, we entered into a consulting agreement with Zion Consulting, Inc., a business consulting firm. Eric P. Lefkofsky is the president and sole stockholder of Zion Consulting. Through Zion Consulting, Mr. Lefkofsky has provided consulting services to us since our inception and to Incorp, LLC, our largest stockholder. Under the terms of this agreement, we paid approximately $34,000, $87,000, $90,000 and $79,600 to Zion Consulting for services rendered in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We terminated this agreement as of June 30, 2006.

Sale of Units to Orange Media, LLC

In February 2002, InnerWorkings, LLC sold 57,812 Class A common units and 231,250 Series B preferred units to Orange Media, LLC. As consideration for the Class A common units and the Series B preferred units, Orange Media, LLC issued a demand note to InnerWorkings, LLC in the principal amount of $188,469. The note accrued interest at a fixed rate equal to 2.78%, which was due and payable on the date on which the principal amount of the note was paid. Orange Media, LLC is owned by Elizabeth Kramer Lefkofsky. The principal and accrued and unpaid interest on this note was paid by Orange Media in May 2006.

Transfer of Units to Incorp, LLC

In February 2004, InnerWorkings, LLC purchased a total of 2,400,000 Class A common units from two of our employee stockholders and re-issued the same number of Class A common units to Incorp. As consideration for these transactions, Incorp made cash payments totaling $100,000 to these stockholders and we agreed to eliminate the outstanding commission balances for each of these stockholders, which totaled $410,000 as of the date of the transfer, and to make monthly cash payments to these stockholders totaling $224,000 over a two-year period ending February 2006. We sub-lease a portion of our office space to Incorp. Effective January 1, 2006, we entered into a sub-lease agreement with Incorp pursuant to which Incorp leases approximately 20% of our office space for approximately $7,500 per month.

Series E Investment

In January 2006, we issued 10,167,730 Series E preferred shares, or approximately 25% of our equity interests on a fully-diluted basis, to New Enterprise Associates 11, Limited Partnership, NEA Ventures 2005, Limited Partnership and Printworks Series E, LLC in exchange for $50 million in cash, or $4.92 per share. We retained $10 million of these proceeds for working capital and general corporate purposes. We used the remaining $40 million of these proceeds to redeem Class A common shares held by our existing stockholders on a pro rata basis at a purchase price of $4.92 per share. In connection with this redemption, the following of our directors, officers and 5% or greater stockholders (or their respective affiliates) received the payments listed below:

Director, Officer or 5% Stockholder (or Affiliate)	Shares Redeemed	Redemption Payment Amount
Incorp, LLC	6,597,563 Class A common shares	$32,443,638
Orange Media, LLC	24,214 Class A common shares	119,073
Old Willow Partners, LLC	125,000 Class A common shares	614,690
InnerWorkings Series C Investment Partners, LLC	402,263 Class A common shares	1,978,136
John R. Walter	132,833 Class A common shares	653,209
Steven E. Zuccarini	132,833 Class A common shares	653,209
Scott A. Frisoni	71,951 Class A common shares	353,820
Mark D. Desky	1,100 Class A common shares	5,409

Registration Rights

We granted piggyback registration rights to the former holders of our Series B, D and E preferred shares pursuant to the terms of an investor rights agreement that we entered into on January 3, 2006. These rights have been waived with respect to this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding ownership of our common stock prior to and after this offering:

•	each person known to us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named in the summary compensation table;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The beneficial ownership of our common stock set forth in the table is determined in accordance with the rules of the Securities and Exchange Commission. We have 36,954,319 shares of common stock outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after the date of this prospectus are considered outstanding, while these shares are not considered outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned.

Name of beneficial owner	Shares of common stock beneficially owned prior to this offering		Number of shares of common stock to be sold in this offering	Number of shares of common stock to be sold in over- allotment option(1)	Shares of common stock beneficially owned after this offering(1)
	Number	Percentage			Number	Percentage
Incorp, LLC(2) c/o InnerWorkings, Inc. 600 West Chicago Avenue Suite 850 Chicago, Illinois 60610	18,777,437	50.8%	2,773,518	1,248,084	14,755,835	33.5%
Brian McCormack(3) c/o InnerWorkings, Inc. 600 West Chicago Avenue Suite 850 Chicago, Illinois 60610	1,946,529	5.3%	287,512	129,380	1,529,637	3.5%
George Keenan(4)	155,722	*	23,001	10,350	122,371	*
Orange Media, LLC(5)	522,661	1.4%	77,200	34,740	410,721	*
Richard A. Heise, Jr.(6) c/o InnerWorkings, Inc. 600 West Chicago Avenue Suite 850 Chicago, Illinois 60610	1,914,737	5.2%	73,852	33,233	1,807,652	4.1%
InnerWorkings Series C Investment Partners, LLC(7)	1,414,737	3.8%	208,964	94,034	1,111,739	2.5%
SNP Corporation Ltd.	254,065	*	37,527	16,887	199,651	*
Robert Jordan	250,000	*	36,926	16,617	196,457	*
Orazio Buzza(8)	202,861	*	11,500	5,175	186,186	*
Entities affiliated with New Enterprise Associates(9) c/o New Enterprise Associates 1119 St. Paul Street Baltimore, Maryland 21202	8,134,184	22.0%	—	—	8,134,184	18.5%
Steven E. Zuccarini(10)	467,167	1.2%	—	—	467,167	1.1%
Nicholas J. Galassi(11)	125,000	*	—	—	125,000	*
Scott A. Frisoni(12)	278,049	*	—	—	278,049	*
Eric D. Belcher(13)	145,000	*	—	—	145,000	*
Mark D. Desky(14)	58,900	*	—	—	58,900	*
John R. Walter(15)	767,167	2.0%	—	—	767,167	1.7%
Sharyar Baradaran(16)	748,000	2.0%	—	—	748,000	1.7%
Peter J. Barris(17) c/o New Enterprise Associates 1119 St. Paul Street Baltimore, Maryland 21202	8,127,067	22.0%	—	—	8,127,067	18.5%
Jack M. Greenberg(18)	50,000	*	—	—	50,000	*
Executive officers and directors as a group (9 persons)	10,766,350	27.6%	—	—	10,766,350	23.3%

*	Represents beneficial ownership of less than one percent of the outstanding capital stock or common stock.

(1)	Assumes the over-allotment option is fully exercised.
(2)	Incorp, LLC is owned by the following individuals and entities: (i) Orange Media, LLC (43.49%), which is controlled by Elizabeth Kramer Lefkofsky, (ii) Old Willow Partners, LLC (30.53%), which is controlled by Richard A. Heise, Jr., (iii) the Heise Family Grantor Retained Annuity Trust (15.58%), which is controlled by Mr. Heise, (iv) Scott A. Frisoni (1.36%), (v) Nicholas J. Galassi (0.99%) and (vi) non-related parties (8.05%). The Board of Managers of Incorp consists of Orange Media, Old Willow and Barry Friedland, one of our former directors.
(3)	Mr. McCormack is one of our former directors.
(4)	Mr. Keenan is one of our former directors.
(5)	Orange Media, LLC is controlled by Elizabeth Kramer Lefkofsky. Does not include 8,166,307 shares of common stock held by Incorp, LLC, which reflect Orange Media’s proportionate interest in the shares of common stock held by Incorp. Also does not include 26,880 shares of common stock held by InnerWorkings Series C Investment Partners, LLC, which reflect Orange Media’s proportionate interest in the shares of common stock held by InnerWorkings Series C Investment Partners. Orange Media is one of our former directors.
(6)	Mr. Heise has voting and investment control with respect to the shares held by InnerWorkings Series C Investment Partners in his capacity as the managing member. Mr. Heise disclaims beneficial ownership of the shares held by InnerWorkings Series C Investment Partners, except to the extent of his pecuniary interest in such shares. Does not include 8,658,276 shares of common stock held by Incorp, LLC, which reflect Old Willow Partners, LLC’s and the Heise Family Grantor Retained Annuity Trust’s proportionate interests in the shares of common stock held by Incorp. Mr. Heise is one of our former directors.
(7)	InnerWorkings Series C Investment Partners, LLC is owned by the following individuals and entities: (i) Richard A. Heise, Jr. (38.0%), (ii) Orange Media, LLC (1.9%) and (iii) non-related parties (60.1%). Mr. Heise is the managing member of InnerWorkings Series C Investment Partners.
(8)	Includes 77,861 shares of common stock and options to purchase 125,000 shares of common stock. Mr. Buzza is our former Chief Financial Officer.
(9)	Includes 8,127,067 shares of common stock held by New Enterprise Associates 11, Limited Partnership and 7,117 shares of common stock held by NEA Ventures 2005, L.P.
(10)	Includes options to purchase 467,167 shares of common stock.
(11)	Includes options to purchase 125,000 shares of common stock. Does not include 120,685 shares of common stock held by Incorp, LLC, which represent Mr. Galassi’s proportionate interest in the shares of common stock held by Incorp. Mr. Galassi does not have voting or investment control with respect to the shares held by Incorp.
(12)	Includes 253,049 shares of common stock and options to purchase 25,000 shares of common stock. Does not include 190,274 shares of common stock held by Incorp, LLC, which represent Mr. Frisoni’s proportionate interest in the shares of common stock held by Incorp. Mr. Frisoni does not have voting or investment control with respect to the shares held by Incorp.
(13)	Includes options to purchase 105,000 shares of common stock.
(14)	Includes 3,900 shares of common stock and options to purchase 55,000 shares of common stock.
(15)	Includes 167,167 shares of common stock and options to purchase 600,000 shares of common stock. Does not include 27,096 shares of common stock held by InnerWorkings Series C Investment Partners, LLC, which reflect Mr. Walter’s proportionate interest in the shares of common stock held by InnerWorkings Series C Investment Partners. Mr. Walter does not have voting or investment control with respect to the shares held by InnerWorkings Series C Investment Partners.
(16)	Includes 748,000 shares of common stock held by the Baradaran Revocable Trust. Mr. Baradaran has voting and investment control with respect to the shares of common stock held by the Baradaran Revocable Trust.
(17)

Includes 8,127,067 shares of common stock held by New Enterprise Associates 11, Limited Partnership. Mr. Barris shares voting and investment control with respect to the shares held by New Enterprise Associates 11, Limited Partnership in his capacity as a manager of NEA 11 GP, LLC, the sole general partner of NEA Partners 11, Limited Partnership, which is the sole general partner of New Enterprise Associates 11, Limited Partnership. Mr. Barris disclaims beneficial ownership of the shares held by New Enterprise Associates 11, Limited Partnership, except to the extent of his pecuniary interest in such shares.

(18)	Includes options to purchase 50,000 shares of common stock held for the benefit of members of Mr. Greenberg’s family. Mr. Greenberg has voting and investment control with respect to the shares underlying these options. Does not include 27,096 shares of common stock held by InnerWorkings Series C Investment Partners, LLC, which reflect Mr. Greenberg’s proportionate interest in the shares of common stock held by InnerWorkings Series C Investment Partners. Mr. Greenberg does not have voting or investment control with respect to the shares held by InnerWorkings Series C Investment Partners.

The selling stockholders participating in the distribution of the shares sold in this offering may be deemed to be “underwriters” within the meaning of the Securities Act. Because the selling stockholders hold restricted securities, any public sales by them (that are not effected pursuant to Rule 144) will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

The total amount of our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. We recently adopted, and our stockholders recently approved, a recapitalization agreement, an amendment to our amended and restated certificate of incorporation, a second amended and restated certificate of incorporation and amended and restated by-laws. The discussion herein describes the recapitalization and also describes our capital stock, second amended and restated certificate of incorporation and amended and restated by-laws in effect as of the date of this prospectus. The following summary of certain provisions of our capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our second amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Recapitalization

On August 15, 2006, each outstanding share of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock was recapitalized into one share of our common stock. In addition, prior to the closing of this offering, each outstanding option will be converted into an option to receive one share of common stock upon the applicable exercise date.

Common Stock

As of the date of this prospectus, there are 36,954,319 shares of common stock outstanding held by 25 holders of record. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our capital stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights of that series of preferred stock.

Registration Rights

Upon the completion of this offering, the former holders of our Series B, D and E preferred shares, who will own 12,705,230 shares of our common stock, have the right to require us to register the resale of their shares under the Securities Act pursuant the terms of an investor rights agreement between us and these holders. Subject to limitations specified in the agreement, these registration rights include the following:

Demand Registration Rights.    If the former holders of our Series E preferred shares request that we register all or a portion of their shares, we are also required to register, upon request, the shares held by the former holders of our Series B and D preferred shares, subject to limitations that the underwriters may impose on the number of shares included in the registration. We are only required to file two registration statements upon the stockholders’ exercise of these demand registration rights. We will not be required to effect a demand registration during the period starting with the date of filing, and ending 180 days following the effective date of, this registration statement.

Piggyback Registration Rights.    If we propose to file a registration statement under the Securities Act to register our shares of common stock, the former holders of our Series B, D and E preferred shares are entitled to notice of such registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. These rights have been waived with respect to this offering. The former holders of our Series B, D and E preferred shares also have the right to include their shares in our future registrations, including secondary offerings of our common stock.

Form S-3 Registration Rights.    If we become eligible to file registration statements on Form S-3, the former holders of our Series B, D and E preferred shares can require us to register their shares on Form S-3 if the aggregate offering price to the public is at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 in any given calendar year, and are not required to effect a registration on a Form S-3 during the period beginning 30 days prior to, and 90 days following, any public offering of our common stock, subject to certain exceptions.

Expenses of Registration.    With specified exceptions, we are required to pay all expenses of registration, including the fees and expenses of one legal counsel to the holders, up to a prescribed maximum amount, but excluding underwriters’ discounts and commissions.

Right of First Refusal.    Each party to the investor rights agreement has a right of first refusal to purchase its pro rata share of certain of our equity securities. These rights do not apply to this offering and terminate immediately upon the effective date of this registration statement.

The registration rights described above will terminate, with respect to any particular stockholder, upon the earlier of (i) an acquisition of us under certain circumstances or (ii) three years after the completion of this offering. Each party to the investor rights agreement has agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days following the effective date of this offering.

Elimination of Liability in Certain Circumstances

Our certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our certificate of incorporation does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision of the Delaware General Corporation Law).

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The certificate of incorporation and by-laws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Number of Directors; Removal; Vacancies

Our by-laws provide that we have five directors, provided that this number may be changed by the board of directors. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our by-laws provide that directors may be removed, with or without cause, at meetings of stockholders by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent

Our certificate of incorporation provides that special meetings of our stockholders may be called only by our chairman of the board, our chief executive officer, our board of directors or holders of not less than a majority of the outstanding shares entitled to vote on the matter or matters for which the meeting is being called. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action have been approved in advance by our board of directors.

Amendments; Vote Requirements

Certain provisions of our certificate of incorporation and by-laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation or by-laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares

The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our by-laws also specify requirements as to the form and content of a stockholder’s notice.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

Listing

Our common shares will be listed on the Nasdaq Global Market under the symbol “INWK.”

SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, we will have 44,014,319 shares of common stock outstanding. All 10,590,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining 33,424,319 shares of common stock outstanding following this offering will be “restricted securities” as the term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144 or Rule 701 under the Securities Act, as summarized below.

We have agreed with the underwriters that we will not, without the prior written consent of Morgan Stanley, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days (subject to extensions) after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plan and issue shares of common stock upon the exercise of outstanding options and warrants.

Our officers and directors and our other stockholders, who will hold an aggregate of 33,424,319 shares of common stock upon completion of this offering, have agreed that they will not, without the prior written consent of Morgan Stanley, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days (subject to extensions) after the date of this prospectus without the prior written consent of Morgan Stanley, except that nothing will prevent any of them from exercising outstanding options and warrants. These lock-up agreements are subject to such stockholders’ rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement.

Taking into account the lock-up agreements, and assuming Morgan Stanley does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	on the date of this prospectus, the 10,590,000 shares sold in this offering will be immediately available for sale in the public market;

•	180 days after the date of this prospectus, 33,170,254 shares will be eligible for sale, subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining 254,065 shares will be eligible for sale under Rule 144 from time to time upon the expiration of various one-year holding periods.

Shares issuable upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act, subject to certain Rule 144 limitations and, in the case of some holders, to the lock-up agreements. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus by persons other than affiliates.

In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	one percent of the then outstanding shares of common stock, or approximately 440,143 shares immediately after this offering; or

•	the average weekly trading volume in the common stock on the Nasdaq Global Market during the four calendar weeks preceding the sale.

Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes certain material United States federal income tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) holding shares of our common stock as capital assets (i.e., generally for investment) as of the date of this prospectus. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding the common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we also refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as other U.S. federal, state, and local income and estate tax consequences, and non-U.S. tax consequences, to them of acquiring, owning, and disposing of our common stock.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. See “— Gain on Disposition of Common Stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

This United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder,

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements, or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of common stock and effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital loses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interest and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. In addition, based on these financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the applicable testing period. Our common stock has been approved for quotation on the Nasdaq Global Market and we expect that our common stock may be regularly traded on an established securities market in the United States so long as it is so quoted.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	5,623,395
Jefferies & Company	1,533,750
Piper Jaffray & Co.	1,533,750
William Blair & Company, L.L.C.	1,533,750
Morgan Joseph & Co. Inc.	365,355

Total	10,590,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,588,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid by us and the selling stockholders, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,588,500 shares of common stock.

	Per Share	No Exercise	Full Exercise
Public offering price	$9.00	$9.00	$9.00
Underwriting discounts and commissions to be paid by:
Us	0.6525	4,606,650	4,606,650
The selling stockholders	0.6525	2,303,325	3,339,821.25
Proceeds, before expenses, to us	8.3475	58,933,350	58,933,350
Proceeds, before expenses, to the selling stockholders	8.3475	29,466,675	42,726,678.75

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.5 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common shares will be listed on the Nasdaq Global Market under the symbol “INWK.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the grant of options or the issuance of shares of common stock pursuant to any employee benefit plan described in this prospectus;

•	the filing with the Securities and Exchange Commission of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

•	transactions by a selling stockholder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•	transfers of shares of common stock to any trust, partnership or limited liability company for the direct or indirect benefit of the signer or the immediate family of the signer;

•	transfers of shares of common stock to any beneficiary of the signer pursuant to a will or other testamentary document or applicable laws of descent;

•	transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to the company;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of the signer; or

•	transfers of shares of common stock to any wholly-owned subsidiary of the signer or to the parent corporation of the signer or any wholly-owned subsidiary of the signer or to the parent corporation of the signer or any wholly-owned subsidiary of such parent corporation;

provided that in the case of any of the last seven bullets, (i) each donee distributee or transferee shall sign and deliver a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in connection with such transfer or distribution during the 180 day period (including extensions).

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of material news or a material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the

Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 4% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of InnerWorkings, Inc. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Other Relationships

Certain of the underwriters or their affiliates may provide in the future financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters with respect to this offering have been passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of InnerWorkings, LLC at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of Graphography Limited LLC at December 31, 2005 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and any amendments with respect to the common stock we are offering hereby. This prospectus is a part of the registration statement and includes all of the information which we believe is material to you in considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. With respect to each such contract or other document filed as a part of the registration statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement is available for inspection and copying at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that makes available the registration statement. The address of the SEC’s Internet site is http://www.sec.gov. As a result of this offering, we will be required to file reports and other information with the Securities and Exchange Commission pursuant to the informational requirements of the Securities Exchange Act of 1934.

InnerWorkings, LLC

Consolidated Financial Statements

Years Ended December 31, 2003, 2004, and 2005

InnerWorkings, Inc.

Condensed Consolidated Financial Statements

Six Months Ended June 30, 2005 and 2006

Graphography Limited LLC

Financial Statements

Year Ended December 31, 2005

Graphography Limited LLC

Financial Statements

Three Months Ended March 31, 2005 and 2006

InnerWorkings, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Income Statement for the Year Ended December 31, 2005	F-48
Unaudited Pro Forma Condensed Consolidated Income Statement for the Six Months Ended June 30, 2006	F-49
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-50

Report of Independent Registered Public Accounting Firm

The Members

InnerWorkings, LLC

We have audited the accompanying consolidated balance sheets of InnerWorkings, LLC as of December 31, 2004 and 2005, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InnerWorkings, LLC as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December, 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois March 15, 2006

I nnerWorkings, LLC

Consolidated Balance Sheets

	December 31,
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$1,475,791	$2,962,740
Accounts receivable, net of allowance for doubtful accounts of $173,839 in 2005 and $153,693 in 2004	9,878,792	14,520,055
Unbilled revenue	894,595	1,974,920
Prepaid expenses	659,615	2,612,752
Advances to related parties	173,348	124,534
Other current assets	47,677	1,486,407

Total current assets	13,129,818	23,681,408
Property and equipment, net	448,034	1,538,794
Intangibles and other assets:
Goodwill	234,500	352,954
Intangible assets, net of accumulated amortization of $236,711 in 2005 and $98,351 in 2004	790,149	930,774
Deposits	57,757	12,176
Investment	—	125,000
Other assets	53,139	43,559

	1,135,545	1,464,463

Total assets	$14,713,397	$26,684,665

Liabilities and members’ equity
Current liabilities:
Accounts payable—trade	$8,609,120	$13,488,237
Distribution payable	—	2,987,000
Outstanding line of credit	678,154	2,923,511
Current maturities of capital lease obligations	52,972	109,185
Customer deposits	240,840	284,407
Other liabilities	—	51,697
Accrued expenses	81,443	297,310

Total current liabilities	9,662,529	20,141,347
Capital lease obligations, less current maturities	75,175	283,645
Commitments and contingencies	—	—
Mandatorily redeemable preferred stock—Class D	2,021,774	—

Total liabilities	11,759,478	20,424,992
Class D, convertible redeemable preferred shares, $3.125 par value, 1,600,000 shares authorized, 1,600,000 shares issued and outstanding; liquidation preference of $5,007,525	—	5,007,525
Class C, convertible redeemable preferred shares, $1.00 par value, 2,580,000 shares authorized at December 31, 2004 and December 31, 2005; 2,580,000 issued and outstanding at 2004; liquidation preference of $2,862,853 at 2004	2,862,853	—
Members’ equity:
Class B, convertible preferred shares, $.80 par value, 937,500 shares authorized, 937,500 shares issued and outstanding; liquidation preference of $1,500,000	750,000	770,625
Class A, common shares, $0 par value, 31,926,375 shares authorized, 29,521,375 and 31,926,375 shares issued and outstanding, respectively	528,591	2,635,091
Member receivable	(188,469)	(188,469)
Additional paid-in capital	—	46,500
Accumulated deficit	(999,056)	(2,011,599)

Total members’ equity	91,066	1,252,148

Total liabilities and members’ equity	$14,713,397	$26,684,665

See accompanying notes to consolidated financial statements.

InnerWorkings, LLC

Consolidated Statements of Operations

	Years Ended December 31,
	2003	2004	2005
Revenue	$16,228,456	$38,883,542	$76,869,586
Cost of goods sold (exclusive of depreciation and amortization)	12,487,388	30,482,928	61,271,453

Gross profit	3,741,068	8,400,614	15,598,133
Operating expenses:
Selling, general, and administrative expenses	2,959,352	6,105,317	10,605,248
Depreciation and amortization	17,713	223,027	387,911

Income from operations	764,003	2,072,270	4,604,974
Other income (expense):
Interest income	2,785	9,222	78,627
Interest expense	(88,555)	(131,551)	(98,128)
Minority interest	(7,618)	(191,837)	58,244
Other, net	—	(1,294)	(9,580)

Total other income (expense)	(93,388)	(315,460)	29,163

Net income	670,615	1,756,810	4,634,137
Dividends on preferred shares	(176,029)	(462,000)	(761,825)

Net income applicable to common shareholders	$494,586	$1,294,810	$3,872,312

Basic earnings per share	$0.02	$0.04	$0.12
Diluted earnings per share	$0.02	$0.04	$0.12
Pro forma basic earnings (loss) per share (Note 9)	$0.01	$0.02	$0.08
Pro forma diluted earnings (loss) per share (Note 9)	$0.01	$0.02	$0.08

See accompanying notes to consolidated financial statements.

InnerWorkings, LLC

Consolidated Statements of Members’ Equity

	Common A		Class B Preferred		Member Receivable	Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount				Total
Balance at January 1, 2003	15,384,375	$327,091	937,500	$750,000	$(188,469)	$—	$(322,565)	$566,057
Net income	—	—	—	—	—	—	670,615	670,615
Shares issued	13,969,000	—	—	—	—	—	—	—
Preferred Series C dividends	—	—	—	—	—	—	(108,529)	(108,529)
Distributions on Common A	—	—	—	—	—	—	(740,267)	(740,267)
Preferred Series B dividends	—	—	—	—	—	—	(67,500)	(67,500)

Balance at December 31, 2003	29,353,375	327,091	937,500	750,000	(188,469)	—	(568,246)	320,376
Net income	—	—	—	—	—	—	1,756,810	1,756,810
Shares issued	2,568,000	835,500	—	—	—	—	(634,000)	201,500
Shares repurchased	(2,400,000)	(634,000)	—	—	—	—	—	(634,000)
Preferred Series C dividends	—	—	—	—	—	—	(387,000)	(387,000)
Distributions on Common A	—	—	—	—	—	—	(1,091,620)	(1,091,620)
Preferred Series B dividends	—	—	—	—	—	—	(75,000)	(75,000)

Balance at December 31, 2004	29,521,375	528,591	937,500	750,000	(188,469)	—	(999,056)	91,066
Net income	—	—	—	—	—	—	4,634,137	4,634,137
Shares issued	200,000	160,000	—	—	—	—	—	160,000
Shares granted – expensed	175,000	87,500	—	—	—	—	—	87,500
Shares issued in connection with preferred Series D investment	450,000	279,000	—	—	—	—	—	279,000
Shares issued upon conversion of preferred Series C	1,580,000	1,580,000	—	—	—	—	—	1,580,000
Options issued in connection with Insight purchase	—	—	—	—	—	46,500	—	46,500
Preferred Series D dividends (since February 2005 amendment)	—	—	—	—	—	—	(526,667)	(526,667)
Preferred Series D accretion	—	—	—	—	—	—	(69,751)	(69,751)
Preferred Series C dividends	—	—	—	—	—	—	(135,783)	(135,783)
Distributions on Common A	—	—	—	—	—	—	(4,815,104)	(4,815,104)
Preferred Series B dividends	—	—	—	20,625	—	—	(99,375)	(78,750)

Balance at December 31, 2005	31,926,375	$2,635,091	937,500	$770,625	$(188,469)	$46,500	$(2,011,599)	$1,252,148

See accompanying notes to consolidated financial statements.

InnerWorkings, LLC

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2003	2004	2005
Operating activities
Net income	$670,615	$1,756,810	$4,634,137
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	7,618	191,837	(58,244)
Noncash stock compensation expense			87,500
Depreciation and amortization	17,713	223,027	387,911
Bad debt provision	125,022	148,616	176,392
Deferred financing amortization	—	—	9,580
Change in assets:
Accounts receivable	(2,922,835)	(6,460,798)	(4,817,655)
Unbilled revenue	(502,815)	(304,512)	(1,080,325)
Prepaid expenses and other	(616,591)	(77,783)	(3,346,286)
Change in liabilities:
Accounts payable	2,207,179	5,371,898	4,879,117
Customer deposits	110,703	130,136	43,568
Accrued expenses and other	206,071	(124,628)	51,148

Net cash provided by (used in) operating activities	(697,320)	854,603	966,843

Investing activities
Purchases of property and equipment	(70,388)	(309,834)	(1,005,447)
Investment in Echo	—	—	(125,000)
Purchase of customer list	—	—	(37,500)
Purchase of Ocular	—	(681,225)	—

Net cash used in investing activities	(70,388)	(991,059)	(1,167,947)

Financing activities
Net borrowings (repayments) of note payable, bank	(84,202)	678,154	2,245,357
Payment of deferred financing fees	—	(30,339)	—
Principal payments on capital lease obligations	—	(45,031)	(58,908)
Advances to related parties	(28,000)	(344,803)	(208,189)
Payments of distributions	(740,265)	(1,458,347)	(1,611,690)
Payment of dividends on preferred shares	(125,376)	(229,800)	(838,517)
Issuance of shares	2,460,000	2,300,000	2,160,000
Payments for share repurchase	—	(224,000)	—

Net cash provided by financing activities	1,482,157	645,834	1,688,053

Increase in cash and cash equivalents	714,449	509,378	1,486,949
Cash and cash equivalents, beginning of year	251,964	966,413	1,475,791

Cash and cash equivalents, end of year	$966,413	$1,475,791	$2,962,740

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$88,555	$27,277	$71,300

Noncash investing activity
Settlement of accounts receivable as part of Ocular acquisition	$—	$441,775	$—

Settlement of advances to related parties as part of acquisition	$—	$—	$313,438

Issuance of options in connection with Insight acquisition	$—	$—	$46,500

Purchase of furniture and equipment with capital lease	$—	$173,178	$323,591

Noncash financing activity
Share repurchase in exchange for reduction in prepaid commission	$—	$410,000	$—

See accompanying notes to consolidated financial statements.

InnerWorkings, LLC

Notes to Consolidated Financial Statements

December 31, 2003, 2004, and 2005

1. Description of the Business

InnerWorkings, LLC (IW or the Company) is majority owned by Incorp, LLC. The Company is a leading provider of print procurement services to large and middle market companies in the United States. The Company’s services range from procuring, purchasing and delivering print products in individual transactions through a competitive bid process to offering comprehensive outsourced enterprise solutions.

In January 2003, the Company acquired all outstanding member units of Insight, LLC (Insight) from its controlling member. Subsequent to the acquisition, certain intangible assets of Express Productions, Inc. (see Note 7) were acquired by Insight in exchange for a 49% ownership interest resulting from recently issued member units of Insight. In March 2005, the Company purchased the remaining 49% interest in Insight in exchange for 150,000 options to purchase Class A common nonvoting units in IW at an exercise price of $.50 per unit. The consolidated financial statements include the results of Insight from the date of acquisition.

The Company is organized pursuant to the Delaware Limited Liability Company Act, which limits the liability of the individual members. The term of existence began with the filing of the Certificate of Formation with the Delaware Secretary of State and continues indefinitely.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of IW and its subsidiary, Insight. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Pro Forma Earnings Per Share

Except as noted below, pro forma earnings per share is calculated by dividing the pro forma net income by weighted average number of common shares outstanding. The shares used in computing pro forma earnings per share have been adjusted to reflect 777,778 shares assumed to have been issued resulting in proceeds sufficient to pay for the preferential distribution and for the conversion of the preferred shares to Class A common shares. In addition, the pro forma earnings per share have been adjusted to reflect 276,683 shares assumed to have been issued to liquidate the outstanding debt as of the offering date.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped from a third party to the customer, which is when title transfers. Unbilled revenue relates to shipments that have been made to customers for which the related account receivable has not yet been billed.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

In accordance with EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we recognize revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because we bear the risks and benefits associated with revenue-generated activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing our products, among other things.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. Invoices require payment within 30 to 60 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. Interest is not accrued on outstanding balances.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives, by asset class, are as follows:

Computer equipment and software	3 years
Furniture and fixtures	5 years

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill using a two-step impairment test. For goodwill impairment review purposes, the Company has one reporting unit. In the first step, the fair value for the Company is compared to its book value including goodwill. In the case that the fair value is less than the book value, a second step is performed which compares the implied fair value of goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values and the net fair values of the identifiable assets and liabilities. If the implied fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company’s intangible assets consist of customer lists and noncompete agreements, which are being amortized on the straight-line basis over their estimated useful lives of ten years and five years, respectively.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

Following is a summary of the intangible assets as of December 31:

	2004	2005	Weighted- Average Life
Customer lists	$646,500	$925,485	9.7 years
Noncompete agreement	242,000	242,000	5 years

	888,500	1,167,485
Less accumulated amortization	(98,351)	(236,711)

Intangible assets, net	$790,149	$930,774

Amortization expense related to these intangible assets was $98,351 and $138,360 for the years ended December 31, 2004 and 2005, respectively.

The estimated amortization expense for the next five years is as follows:

2006	$155,949
2007	137,199
2008	137,199
2009	100,899
2010	88,799
Thereafter	310,729

$930,774

Shipping and Handling Costs

Shipping and handling costs are classified in cost of sales in the consolidated statements of operations.

Investment

Investment consists of an investment in an affiliated company that IW does not control and does not have the ability to exercise significant influence over such affiliated companies’ operations and financial policies. This investment is accounted for using the cost method.

Income Taxes

Through December 31, 2005, IW and its subsidiary are treated as partnerships for federal income tax purposes. Federal taxes are not payable by or provided for the companies. Members are taxed individually on their share of each of the Company’s earnings.

On January 3, 2006, as discussed in Note 18, IW converted from an LLC to a “C” corporation. In connection with this conversion, the Company will account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made. For informational purposes, the pro forma earnings per share include a pro forma adjustment for income taxes that would have been recorded if the Company was a “C” corporation, calculated in accordance with SFAS No. 109.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

Advertising

Costs of advertising, which are expensed as incurred by the Company, were $49,807, $31,770, and $81,298 for each of the years ended December 31, 2003, 2004, and 2005, respectively.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure requirements of Financial Accounting Standards Board (FASB) No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the grant date between the estimated fair value of the Company’s stock and the exercise price of options to purchase that stock. The compensation expense is then amortized over the vesting period of the stock options.

To value option grants in accordance with SFAS No. 123, the Company used the minimum value method. Net income on a pro forma basis, if compensation expense for employee option-based awards were determined using the minimum value method, is as follows:

	Years Ended December 31,
	2004	2005
Net income, as reported	$1,756,810	$4,634,137
Pro forma adjustment – net of tax:
Stock-based compensation, included in net income	—	87,500
Minimum value compensation expense	—	(158,160)

Pro forma net income	$1,756,810	$4,563,477

Net income per share, as reported:
Basic	$0.04	$0.12
Diluted	$0.04	$0.12
Pro forma net income per share:
Basic	$0.04	$0.12
Diluted	$0.04	$0.12

To value option grants in accordance with SFAS No. 123, the Company used the minimum value method. The minimum values of the options issued were immaterial. The following assumptions were utilized in the valuation for options granted:

Dividend yield	—%
Risk-free interest rate	3.2%-4.5%
Expected life	3 years

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

3. Property and Equipment

Property and equipment at December 31, 2004 and 2005, consisted of the following:

	2004	2005
Computer equipment	$115,933	$354,915
Software	220,807	805,940
Furniture and fixtures	206,068	710,992

	542,808	1,871,847
Less accumulated depreciation	94,774	333,053

	$448,034	$1,538,794

Internal Use Software

The Company has adopted the provisions of AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use. Accordingly, certain costs incurred in the planning and evaluation stage of internal use computer software are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equiptment. Capitalized internal use software costs are amortized over the expected economic life of three to five years using the straight-line method. The total amortization expense for the years ended December 31, 2004 and 2005, was $32,798 and $110,053, respectively. At December 31, 2004 and 2005, unamortized internal use software costs were $196,838 and $671,917, respectively.

4. Notes Payable, Bank

During 2005, the Company entered into a $10,000,000 line of credit with a bank that matures on June 30, 2006. Outstanding borrowings are limited to 80% of eligible accounts receivable, as defined in the agreement. Outstanding borrowings under the line of credit were $2,923,511 at December 31, 2005. Interest is payable monthly at the prime rate (7.25% at December 31, 2005). The note is collateralized by substantially all of the Company’s assets. The Company is required to comply with certain nonfinancial covenants.

5. Distribution Payable

On December 31, 2005, the Company converted from a cash basis tax payer to an accrual basis tax payer. As a result, each owner of the Company owes taxes on the net income generated as a result of the conversion. The Company has decided to distribute funds to reimburse each owner for their portion of the tax liability created from the conversion to an accrual basis tax payer. The total amount to be distributed to the owners as of December 31, 2005, is $2,987,000. The distribution to each owner will occur in the second quarter of 2006.

6. Commitments and Contingencies

Lease Commitments

During 2004 and 2005, the Company entered into various capital leases for furniture and fixtures that may be purchased for a nominal amount upon expiration of the leases at various dates through November 2010. Monthly payments range from $580 to $6,516. The cost and accumulated depreciation of the capital leases included in furniture and fixtures at December 31, 2005, was $491,779 and $47,818, respectively. Amortization of the related assets is included in depreciation and amortization in the accompanying statements of operations.

In December 2003 (as amended in June 2005), the Company entered into an operating lease agreement for a new facility. The lease agreement expires December 31, 2015, and requires escalating base monthly rental

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

payments ranging from $16,436 to $80,136, plus an additional monthly rental payment for real estate taxes and common area maintenance fees related to the building.

The Company assumed various operating leases for office space and equipment in connection with the acquisition of Ocular Group, LLC (see Note 8). The lease agreements expire at various dates through November 2006, and require escalating base monthly rental payments ranging from $4,706 to $6,249, plus an additional monthly rental payment for common area maintenance fees.

Total rent expense for the years ended December 31, 2003, 2004, and 2005 was $100,813, $307,305, and $360,627, respectively.

Minimum annual rental payments are as follows:

	Capital Leases	Operating Leases
2006	$131,003	$544,785
2007	88,410	598,233
2008	85,156	790,797
2009	85,156	856,268
2010	74,938	874,076
Thereafter	—	4,555,880

Total minimum lease payments	464,663	$8,220,039

Less amounts representing interest	71,833

	$392,830

7. Insight, LLC

In January 2003, the Company acquired a 100% ownership interest in Insight, LLC, a start-up entity with no net assets, liabilities, or historical operating results, from the Company’s majority holder in exchange for 13,000,000 Class A units of IW. Insight allowed the Company to gain access to a new business market and build relationships with very large strategic customers. Subsequently, in October 2003, Insight commenced operations by acquiring certain customer relationships from Express Productions, Inc. in exchange for the issuance of 4,900,000 Class A units of Insight (a 49% interest). Insight also assumed approximately $124,000 of customer deposit obligations in exchange for a note receivable from the shareholders of Express Productions, Inc. As a result of this transaction, the ownership in Insight was reduced to 51%. In March 2005, the Company purchased the remaining 49% interest in Insight in exchange for 150,000 options to purchase Class A common nonvoting units in IW at an exercise price of $.50 per unit (estimated fair value of $.37 per unit) and the forgiveness of advances to minority holders of approximately $313,000. As a result of this acquisition, IW recorded a customer list valued at $241,485 and goodwill of $118,454. The results of operations of Insight have been included in the consolidated financials statements for 2003, 2004, and 2005, with a corresponding minority interest expense for the periods prior to March 2005.

8. Business Combination

Ocular Group, LLC

On April 6, 2004, IW acquired certain assets and assumed certain obligations of Ocular Group, LLC. (Ocular), a company which sold promotional products and print-related services manufactured or produced by third parties. Ocular allowed the Company to gain access to a new business market and build relationships with very strategic customers. The results of Ocular’s operations have been included in the consolidated financial statements since the date of acquisition.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

The aggregate purchase price of the acquisition was $1,123,000. At the time of acquisition, the Company had trade receivables from Ocular of $441,775, and as a result, the Company paid in cash the net amount of $681,225, including $42,000 in direct costs related to the acquisition. The Company also assumed certain contractual operating lease obligations.

The following table summarizes the estimated fair values of the assets acquired at the date of the acquisition:

Customer list	$646,500
Noncompete agreement	242,000
Goodwill	234,500

Net assets acquired	$1,123,000

9. Earnings (Loss) Per Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from the exercise of share options and the conversion of preferred shares. Conversion of 3,397,500 Series B and C preferred shares were excluded from the calculation in 2003, 4,157,500 of Series B, C and D preferred shares were excluded from the calculation in 2004 and 1,600,000 of Series D preferred shares were excluded from the calculation in 2005, as they were anti-dilutive.

The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2003, 2004, and 2005, is as follows:

	Years Ended December 31,
	2003	2004	2005
Numerator:
Net income	$670,615	$1,756,810	$4,634,137
Preferred stock dividends	(176,029)	(462,000)	(761,825)

Numerator for basic earnings per share	494,586	1,294,810	3,872,312
Effect of dilutive securities:
Preferred stock dividends	—	—	78,750

	—	—	78,750

Numerator for diluted earnings per share	$494,586	$1,294,810	$3,951,062

Denominator:
Denominator for basic earnings per share – weighted-average shares	26,138,638	29,448,772	31,009,580
Effect of dilutive securities:
Convertible preferred shares	—	—	937,500
Employee stock options	—	—	760,212

Dilutive potential common shares	—	—	1,697,712

Denominator for dilutive earnings per share	26,138,638	29,448,772	32,707,292

Basic earnings per share	$0.02	$0.04	$0.12
Diluted earnings per share	$0.02	$0.04	$0.12

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

Pro Forma Earnings Per Share

Pro forma earnings per share has been adjusted for the preferred stock dividends declared in 2005. The $761,825 in preferred stock dividends have been added back to net income, assuming the conversion of all preferred shares occurred at the beginning of 2005.

	Years Ended December 31,
	2003	2004	2005
Numerator:
Historical net income applicable to common shareholders	$494,586	$1,294,810	$3,872,312
Effect of pro forma adjustments:
Provision for income taxes	(261,540)	(685,156)	(1,807,313)
Preferred stock dividends	—	—	761,825
Interest expense on line of credit, net of tax	—	—	59,858

	(261,540)	(685,156)	(985,630)

Pro forma numerator for basic and diluted earnings per share	$233,046	$609,654	$2,886,682
Denominator:
Historical denominator for basic earnings (loss) per share – weighted-average shares	26,138,638	29,448,772	31,009,580
Effect of pro forma adjustments:
Preferential distribution	—	—	777,778
Conversion of preferred to common shares	—	—	2,537,500
Liquidation of debt	—	—	276,683

Denominator for pro forma basic earnings per share	26,138,638	29,448,772	34,601,541
Effect of dilutive securities:
Employee stock options	—	—	760,212

Denominator for pro forma diluted earnings per share	26,138,638	29,448,772	35,361,753

Pro forma basic earnings per share	$0.01	$0.02	$0.08

Pro forma diluted earnings per share	$0.01	$0.02	$0.08

The pro forma earnings per share computation does not include 5,943,513 of incremental shares to be issued in connection with the completion of the Company’s initial public offering.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

10. Unit Option Plan

In January 2004, the Company adopted the 2004 Unit Option Plan (the Plan) covering 4,323,500 shares of Class A common stock. Under the Plan, the Company may issue options, at the discretion of the Board, to purchase Class A nonvoting member units. The Plan is administered by the Board of Managers who determines the exercise price of options, number of units to be issued, and the vesting period. As specified in the Plan, the exercise price per share to be issued shall not be less than the fair market value on the effective date of grant. The term of an option shall not exceed ten years, and the options generally vest ratably over four years from the date of grant. A summary of stock option activity is as follows:

	Years Ended December 31,
	2004			2005
	Number of Shares	Weighted- Average Exercise Price	Fair Value Share Price	Number of Shares	Weighted- Average Exercise Price	Fair Value Share Price
Options outstanding at beginning of period	—	$—	$—	2,985,000	$0.50	$—
Granted	2,985,000	0.5	0.43	1,338,500	0.67	0.43-0.65
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Options outstanding at end of period	2,985,000	0.5	—	4,323,500	0.55	—

Options exercisable at end of period	585,000	0.5	—	1,493,500	0.56	—
Weighted-average minimum value of options granted during the period	—	—	—	—	0.11	—

As of December 31, 2005, there were 4,323,500 options issued pursuant to the Plan. These options have exercise prices ranging from $0.50 to $1.00, vest ratably over four years and have a weighted-average remaining contractual life of nine years. At December 31, 2005, 1,493,500 shares were vested.

The fair value of the Company’s common stock for options granted during 2005 was estimated by its management. The Company did not obtain contemporaneous valuations by an independent valuation specialist during this period. In August 2005, the Company engaged an independent valuation specialist to perform a retrospective valuation of its common stock as of November 30, 2004. The independent specialist arrived at a fair value using the income approach and determined the fair value of the Company’s common stock to be $0.43 per share. The Company applied the independent specialist’s methodology and determined the fair value of its common stock to be $0.65 per share as of June 30, 2005 and as of September 30, 2005. The Company accounted for stock-based compensation during this period in accordance with APB Opinion No. 25. The exercise price of all of the options that the Company granted during this period was at or above fair market value. As a result, there was no intrinsic value associated with these option grants. Pursuant to APB Opinion No. 25, the Company was not required to record any compensation expense in connection with these option grants.

To value option grants in accordance with SFAS No. 123, the Company used the minimum value method. The minimum values of the options issued in 2004 were immaterial. The following assumptions were utilized in the valuation for options granted:

Dividend yield	—%
Risk-free interest rate	3.2%-4.5%
Expected life	3 years

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

11. Redeemable Preferred Shares and Members’ Equity

Class A Common Stock

The Company has authorized 31,926,375 common shares, of which 29,521,375 and 31,926,375 shares were issued and outstanding at December 31, 2004 and 2005, respectively. In February 2004, the Company repurchased 2,400,000 Class A voting shares for $634,000.

Preferred Shares

The Company has authorized 937,500 Class B preferred shares, all of which were issued and outstanding at December 31, 2004 and 2005. As of December 31, 2004 and 2005, the Company had a receivable of $188,469 for proceeds to be received for the issuance of Class B shares. Class B preferred shares are entitled to receive a distribution preference over Class A shares at a rate of $.064 per Class B preferred in the first year and increasing $.08 per year to a maximum of $.096 per year, as defined in the agreement, which are payable quarterly in advance beginning on the date of issuance. Class B preferred shares are also entitled to a liquidation preference over the Class A common shares at a rate of $1.60 per Class B preferred share. Class B preferred shares are convertible at the option of each Class B preferred share in such a number of Class A voting common shares as is determined by dividing $.80 by the Class B conversion price, as defined in the agreement. The Class B conversion price shall initially be $.80, and then adjusted, as defined in the agreement. The Class B preferred shares shall also be automatically converted upon the consent of the majority of the outstanding Class B preferred shareholders or upon the filing of a registration statement on Form S-1 under the Securities Act of 1933, as defined in the agreement.

Class C Preferred Shares

The Company had authorized 2,580,000 Class C preferred shares, of which 2,580,000 were issued and outstanding at December 31, 2004. The Class C preferred shares were entitled to receive preferential cumulative distributions payable in arrears on a quarterly basis at an annual rate of $.08 per unit, beginning subsequent to June 2003. No Class A or Class B holders would have been paid until all Class C distributions were satisfied. The Class C preferred shares also received a liquidation preference of $1.00 per Class C preferred share before any Class B or Class A members may have received any liquidation payments. Class C preferred shares were convertible automatically into shares of Class A voting common shares upon the consent of the majority of the outstanding Class C preferred shareholders or upon the filing of a registration on Form S-1 under the Securities Act of 1933, as defined in the agreement. The number of Class C preferred shares converted would have been in such a number of Class A voting common shares as was determined by dividing $1.00 by the Class C preferred conversion price in effect at the time of conversion. The Class C preferred conversion price was $1.00 initially, and then adjusted, as defined in the agreement. The Class C preferred share members of the Company had a put option effective March 31, 2008, that required the Company to purchase any such shares of Class C preferred shares held by the holder. The purchase price per Class C preferred share was equal to $1.00 per unit, plus interest computed at 15% per annum, noncompounded, less the amount of all distributions paid to the Class C preferred shareholders. The Company also had a call option on its Class C preferred shares any time after March 31, 2004, that required the holders of the Class C preferred shares to sell any or all shares held. The purchase price was equal to $1.00 per unit, plus interest computed at 15% per annum, noncompounded, less the amount of all distributions paid to the Class C preferred shareholders. In February 2005, the Company received $2,000,000 and 1,000,000 Class C units from a member in exchange for 450,000 Class A voting units and 960,000 Class D preferred units. In addition, in June 2005, the Class C shareholders elected to convert the remaining 1,580,000 Class C units into 1,580,000 Class A voting units.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

Class D Preferred Shares

The Company has authorized 1,600,000 Class D preferred shares, of which 640,000 and 1,600,000 shares were issued and outstanding at December 31, 2004 and December 31, 2005, respectively. The Class D preferred shares are entitled to preferential cumulative distributions payable in arrears on a monthly basis at an annual rate of $.375 per unit, beginning subsequent to August 2004. No Class A, Class B, or Class C holders shall be paid until all Class D holders’ distributions are satisfied. In addition, the Class D preferred shares are entitled to receive preferential distributions at an annual rate of $.09375 per unit payable in a lump sum upon the preference satisfaction date, as defined in the agreement. The Company was required under the original terms to pay the preference satisfaction amount, defined as the sum of the Class D preferred purchase price per share plus all accrued and unpaid dividends, in August 2008 (the preference satisfaction date), which could be extended to August 2009. If the preference satisfaction amount is distributed, each D Preferred Unit shall entitle its holder to all of the rights of an A Common Unit, and the preferential rights of each D Preferred Unit shall automatically terminate. In addition, if the preference satisfaction amount is distributed, the Class D holders shall receive 100,000 A Common units. As the Class D preferred shares were mandatorily redeemable at a fixed date, these shares were classified as a liability on the consolidated balance sheet at December 31, 2004, pursuant to SFAS No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity, and the related dividends were reflected as interest expense. In February 2005, the terms of the Class D preferred share were amended to remove the required payment date; the holders now have the right to demand redemption of the Class D preferred shares, no earlier than August 15, 2008, and no later than August 15, 2009 (the Final Preference Satisfaction Date). In the event the holders do not demand repayment, the Company shall immediately issue 200,000 Class A voting shares to the holders of the Class D preferred shares as additional consideration. The Class D preferred shares also receive a liquidation preference of $3.125 per share before any Class C, Class B, or Class A members receive any liquidation payments.

The Class D preferred stock (i) may, at the option of a holder, be converted into Class A common stock and (ii) will automatically convert into Class A common stock (1) upon the election of the holders of at least a majority of the outstanding shares of Class D preferred stock or (2) upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company’s account. The number of shares of Class A common stock to which a Class D preferred stock holder is entitled upon conversion is calculated by multiplying the applicable conversion rate then in effect (currently 1.0) by the number of Class D preferred shares to be converted. As of December 31, 2004, 640,000 shares of Class A common stock and as of December 31, 2005, 1,600,0000 shares of Class A common stock would have been required to be issued upon the conversion of all of the issued and outstanding shares of Class D preferred stock. These shares have been excluded from the calculation of diluted earnings per share for the years ended December 31, 2004 and 2005, as the impact resulting from the conversion and dividends paid would be anti dilutive.

12. Significant Customer

Sales to one customer were approximately $3,900,000 and $12,000,000 for the years ended December 31, 2004 and 2005, respectively. The amount included in accounts receivable at December 31, 2004 and 2005, for this customer was approximately $1,990,000 and $13,000, respectively.

13. Major Vendor

Purchases from one vendor were approximately $3,000,000 for 2004. The amount included in accounts payable at December 31, 2004, for this vendor was approximately $148,000. There were no individually significant vendors for 2003 or 2005.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

14. Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions located in the United States. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The uninsured cash balance at December 31, 2005, was $2,530,014.

15. Benefit Plans

The Company adopted a 401(k) savings plan effective February 1, 2005, covering all of the Company’s employees upon completion of 90 days of service. Employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company has the right to make discretionary contributions to the plan. For the years ended December 31, 2004 and 2005, the Company did not make any contributions to the plan.

16. New Accounting Pronouncement

On December 16, 2004, the FASB published SFAS No. 123 (revised 2004), Share-Based Payment. This statement eliminates the alternative to use the intrinsic value method of accounting that was permitted in SFAS No. 123 as originally issued and will require recognition of compensation expense related to all equity awards granted after the required effective date and to awards modified, repurchased, or canceled after that date based on the grant date fair values of the awards. This statement is effective as of the first annual reporting period that commences after June 15, 2005. The Company has not yet determined the impact of adopting this statement on its consolidated financial position, results of operations, or cash flows.

17. Related-Party Transactions

In February 2002, InnerWorkings, LLC sold 57,812 Class A common units and 231,250 Series B preferred units to Orange Media, LLC. As consideration for the Class A common units and the Series B preferred units, Orange Media, LLC issued a demand note to InnerWorkings, LLC in the principal amount of $188,469. The note accrued interest at a fixed rate equal to 2.78%, which was due and payable on the date on which the principal amount of the note was paid. The principal and accrued and unpaid interest on the note was paid by Orange Media in May 2006.

In November 2003, the Company entered into a consulting agreement with Zion Consulting, Inc., a business consulting firm. Under the terms of the consulting agreement, the Company paid $34,000, $87,340 and $90,000, to Zion Consulting for services rendered during the years ended December 31, 2003, 2004 and 2005, respectively. The sole stockholder and president of Zion Consulting is the spouse of one of the Company’s stockholders.

In February 2004, InnerWorkings, LLC purchased a total of 2,400,000 Class A common units from two of our employee stockholders and re-issued the same number of Class A common units to Incorp. As consideration for these transactions, Incorp made cash payments totaling $100,000 to these stockholders and we agreed to eliminate the outstanding commission balances for each of these stockholders, which totaled $410,000 as of the date of the transfer, and to make monthly cash payments to these stockholders totaling $224,000 over a two-year period ending February 2006.

In February 2005, the Company acquired a 10.2% ownership interest in Echo Global Logistics, LLC (Echo), an enterprise transportation start-up management firm with no net assets, liabilities or historical operating results for $125,000. The remaining investors in Echo include certain shareholders and directors of IW, as well as key members of the Company’s management team. The Company provides general management services to Echo, including financial management, legal, accounting, tax, treasury services, employee benefit plan, and marketing

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

services, which are billed based on the percentage of time the Company’s employees spend on these services. The Company also shares office space with Echo, for which the Company bills them a monthly charge based upon the pro rata space Echo occupies. The total amount billed for general management services and shared office space during the year ended December 31, 2005, was approximately $194,000. In addition, Echo has provided transportation services to the Company during 2005. As consideration for these services, Echo has billed the Company approximately $209,000 for the year ended December 31, 2005. The net receivable due from Echo at December 31, 2005, was $42,971.

18. Subsequent Events

Sale of Series E Preferred Shares

In January 2006, the Company issued 10,167,730 shares of Series E units in exchange for $50,000,000 in cash. The Company retained $10,000,000 for working capital and general corporate purposes, while the remaining $40,000,000 redeemed shares held by certain existing shareholders. The Series E preferred shares accrue preferential cumulative dividends at an annual rate of 4%. Series E preferred shares are also entitled to a liquidation preference over the other junior preferred and common stock shareholders an amount equal to 50% of the original purchase price per share plus any accrued but unpaid dividends. In addition, the Series E units shall be automatically converted into common stock with the consent of the Series E shareholders upon a firmly underwritten public offering of common shares at a public offering price no less than 1.75 times the original purchase price within 18 months of the closing and 2.00 times after 18 months and a total offering no less than $25,000,000.

As a result of the issuance of Series E units, the Company amended the Series B and Series D dividend rights. The dividend rights were amended to pay a cash dividend at the rate of 4% of the original issue price. In addition, the dividends shall be cumulative and accrue from and after the date of issuance. The dividends will only become payable upon the occurrence of certain events, including a liquidation event, conversion or redemption of the shares or if the Board declares them to be paid.

Conversion to InnerWorkings, Inc.

On January 3, 2006, the Company completed its conversion to a corporate structure whereby InnerWorkings, LLC converted to InnerWorkings, Inc. As a result, each voting A common unit of the LLC converted to a fully paid share of Class A Common Stock, with a par value $0.0001 per share. The non-voting A common units converted to a fully paid share of Class B Common Stock, with a par value of $0.0001 per share. In addition, each B and D preferred unit of the LLC converted to fully paid shares of Series B and Series D Preferred Stock, respectively, both with a par value of $0.0001.

InnerWorkings, LLC

Notes to Consolidated Financial Statements—(Continued)

19. Quarterly Financial Data (Unaudited)

	March 31,	June 30,	September 30,	December 31,
2004
Revenue	$5,318,272	$8,550,913	$9,795,395	$15,218,962
Cost of goods sold	4,035,232	6,584,730	7,574,237	12,288,729

Gross profit	1,283,040	1,966,183	2,221,158	2,930,233
Operating expenses:
Selling, general, and administrative expenses	1,257,898	1,620,199	1,564,962	1,662,258
Depreciation and amortization	11,278	48,926	52,079	110,744

Income from operations	13,864	297,058	604,117	1,157,231
Other income (expense), net	1,596	(33,841)	(139,903)	(143,312)

Net income	15,460	263,217	464,214	1,013,919
Dividends on preferred shares	(115,500)	(115,500)	(115,500)	(115,500)

Net income applicable to common shareholders	$(100,040)	$147,717	$348,714	$898,419

Basic earnings per share	$—	$0.01	$0.01	$0.03

Diluted earnings per share	$—	$0.01	$0.01	$0.03

2005
Revenue	$12,419,713	$18,739,174	$23,467,034	$22,243,665
Cost of goods sold	9,900,166	14,789,152	18,669,715	17,912,420

Gross profit	2,519,547	3,950,022	4,797,319	4,331,245
Operating expenses:
Selling, general, and administrative expenses	1,896,882	2,717,425	3,096,873	2,894,068
Depreciation and amortization	66,172	84,185	105,190	132,364

Income from operations	556,493	1,148,412	1,595,256	1,304,813
Other income (expense), net	18,156	5,994	8,755	(3,742)

Net income	574,649	1,154,406	1,604,011	1,301,071
Dividends on preferred shares	(184,756)	(228,408)	(170,625)	(178,036)

Net income applicable to common shareholders	$389,893	$925,998	$1,433,386	$1,123,035

Basic earnings per share	$0.01	$0.03	$0.04	$0.04
Diluted earnings per share	$0.01	$0.03	$0.04	$0.03

[THIS PAGE INTENTIONALLY LEFT BLANK]

InnerWorkings, Inc.

Condensed Consolidated Balance Sheets

	December 31, 2005	June 30, 2006	June 30, 2006 Pro forma for distribution and recapitalization (Note 1)
		(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,962,740	$2,163,195	$2,163,195
Accounts receivable, net of allowance for doubtful accounts of $173,839 in 2005 and $267,397 in 2006	14,520,055	25,478,260	25,478,260
Unbilled revenue	1,974,920	7,103,794	7,103,794
Prepaid expenses	2,612,752	4,811,844	4,811,844
Advances to related parties	124,534	—	—
Deferred income taxes	—	1,038,297	1,038,297
Other current assets	1,486,407	2,091,333	2,091,333

Total current assets	23,681,408	42,686,723	42,686,723
Property and equipment, net	1,538,794	1,993,284	1,993,284
Intangibles and other assets:
Goodwill	352,954	2,470,604	2,470,604
Intangible assets, net of accumulated amortization of $236,711 in 2005 and $333,656 in 2006	930,774	3,539,830	3,539,830
Deposits	12,176	51,763	51,763
Investment	125,000	125,000	125,000
Deferred income taxes	—	5,806,542	5,806,542
Other assets	43,559	41,718	41,718

	1,464,463	12,035,457	12,035,457

Total assets	$26,684,665	$56,715,464	$56,715,464

See accompanying notes to consolidated financial statements.

InnerWorkings, Inc.

Condensed Consolidated Balance Sheets (continued)

	December 31, 2005	June 30, 2006	June 30, 2006 Pro forma for distribution and recapitalization (Note 1)
		(Unaudited)	(Unaudited)
Liabilities and stockholders’ deficit/members’ equity
Current liabilities:
Accounts payable—trade	$13,488,237	$21,429,967	$21,429,967
Preferential distribution payable	—	—	7,000,000
Distribution payable	2,987,000	29,366	29,366
Outstanding line of credit	2,923,511	2,490,146	2,490,146
Current maturities of capital lease obligations	109,185	86,202	86,202
Customer deposits	284,407	4,407,813	4,407,813
Other liabilities	51,697	7,299	7,299
Deferred revenue	—	139,247	139,247
Accrued expenses	297,310	1,285,290	1,285,290

Total current liabilities	20,141,347	29,875,330	36,875,330
Capital lease obligations, less current maturities	283,645	254,843	254,843
Commitments and contingencies	—	—	—

Total liabilities	20,424,992	30,130,173	37,130,173
Class D, convertible redeemable preferred shares, $3.125 par value, 1,600,000 shares authorized, 1,600,000 shares issued and outstanding; liquidation preference of $5,000,000	5,007,525	4,930,608	—
Class E, convertible redeemable preferred shares, $4.92 par value, 10,167,730 shares authorized, 10,167,730 shares issued and outstanding; liquidation preference of $25,000,000	—	50,305,973	—
Stockholders’ deficit/members’ equity:
Class B, convertible preferred shares, $.80 par value, 937,500 shares authorized, 937,500 shares issued and outstanding, respectively; liquidation preference of $1,500,000	770,625	765,000	—
Class A, common shares, $0 par value, 60,000,000 shares authorized, 31,926,375 and 23,479,089 shares issued and outstanding, respectively	2,635,091	3,716,806	59,997,387
Class B Common Stock, par value $0.0001 per share, 5,873,500 shares authorized, 770,000 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted		279,000	—
Member receivable	(188,469)	—	—
Additional paid-in capital	46,500	5,123,989	5,123,989
Treasury stock at cost	—	(40,000,000)	(40,000,000)
Retained earnings (accumulated deficit)	(2,011,599)	1,463,915	(5,536,085)

Total stockholders’ deficit/members’ equity	1,252,148	(28,651,290)	19,585,291

Total liabilities and stockholders’ deficit/members’ equity	$26,684,665	$56,715,464	$56,715,464

See accompanying notes to consolidated financial statements.

InnerWorkings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Six months ended June 30,
	2005	2006
Revenue	$31,158,887	$57,576,910
Cost of goods sold	24,689,318	45,988,234

Gross profit	6,469,569	11,588,676
Operating expenses:
Selling, general, and administrative expenses	4,614,307	7,105,385
Depreciation and amortization	150,357	333,893

Income from operations	1,704,905	4,149,398
Other income (expense):
Interest income	35,206	177,334
Interest expense	(64,510)	(84,489)
Minority interest	58,244	—
Other, net	(4,790)	(2,390)

Total other income (expense)	24,150	90,455

Income before taxes	1,729,055	4,239,853
Income tax expense	—	(1,694,102)

Net income	1,729,055	2,545,751
Dividends on preferred shares	(413,164)	(1,115,000)

Net income applicable to common shareholders	$1,315,891	$1,430,751

Basic earnings per share	$0.04	$0.06
Diluted earnings per share	$0.04	$0.04
Pro forma basic earnings per share (Note 2)	$0.02	$0.07
Pro forma diluted earnings per share (Note 2)	$0.02	$0.06

See accompanying notes to consolidated financial statements.

InnerWorkings, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2005	2006
Cash flows from operating activities
Net income	$1,729,055	$2,545,751
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(58,244)	—
Deferred income taxes	—	(241,261)
Depreciation and amortization	150,357	333,893
Noncash stock compensation expenses	—	112,628
Bad debt provision	(90,834)	93,558
Deferred financing expense	4,790	1,841
Change in assets:
Accounts receivable	(385,858)	(8,757,983)
Unbilled revenue	(3,379,864)	(4,191,014)
Prepaid expenses and other	(1,549,385)	(938,611)
Change in liabilities:
Accounts payable	3,132,555	4,149,840
Customer deposits	1,073,166	447,460
Accrued expenses and other	106,366	1,767,759

Net cash provided by (used in) operating activities	732,104	(4,676,139)
Cash flows from investing activities
Purchases of property and equipment	(440,460)	(667,197)
Investment in Echo	(125,000)	—
Purchase of Graphography, net of cash acquired	—	(2,975,929)
Purchase of customer list	(15,000)	—

Net cash used in investing activities	(580,460)	(3,643,126)
Cash flows from financing activities
Net repayments of note payable, bank	(678,154)	(433,365)
Collection of member receivable	—	188,469
Principal payments on capital lease obligations	(26,165)	(51,785)
Tax benefit of stock options exercised	—	370,213
Advances to related parties	(242,963)	124,534
Payments of distributions	(1,009,955)	(3,107,634)
Payment of dividends on preferred shares	(327,033)	(237,399)
Issuance of shares	2,000,000	51,360,716
Payment of issuance costs	—	(694,029)
Payments for share repurchase	—	(40,000,000)

Net cash provided by financing activities	(284,270)	7,519,720

Decrease in cash and cash equivalents	(132,626)	(799,545)
Cash and cash equivalents, beginning of period	1,475,791	2,962,740

Cash and cash equivalents, end of period	$1,343,165	$2,163,195

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$71,330	$86,125

Non-cash investing activity
Settlement of advances to related parties as part of Insight acquisition	$313,438	$—

Issuance of options in connection with Insight acquisition	$46,500	$—

See accompanying notes to consolidated financial statements.

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2005 and 2006

1. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited consolidated financial statements of InnerWorkings, Inc. (the Company, formerly known as InnerWorkings, LLC) included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of the accompanying unaudited financial statements have been included, and all adjustments are of a normal and recurring nature. These interim consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s most recent audited financial statements.

Pro Forma for Distribution and Recapitalization Presentation

The pro forma balance sheet gives effect to the one-time mandatory payment of $7.0 million for accrued dividends and preference payments payable to the Company’s preferred shareholders and the conversion of the Series B, D and E preferred shares to Class A common shares. Each Series B, D and E preferred share converts into one share of Class A common.

Pro Forma Earnings Per Share

Except as noted below, pro forma earnings per share is calculated by dividing the pro forma net income by weighted average number of common shares outstanding. The shares used in computing pro forma earnings per share have been adjusted to reflect 777,778 shares assumed to have been issued resulting in proceeds sufficient to pay for the preferential distribution and for the conversion of the preferred shares to Class A common shares. In addition, the pro forma earnings per share have been adjusted to reflect 276,683 shares assumed to have been issued to liquidate the outstanding debt as of the offering date.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill using a two-step impairment test. For goodwill impairment review purposes, the Company has one reporting unit. In the first step the fair value for the Company is compared to its book value including goodwill. In the case that the fair value is less than the book value, a second step is performed which compares the implied fair value of goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values and the net fair values of the identifiable assets and liabilities. If the implied fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Impairment or Disposal of Long-Lived Assets. The Company’s intangible assets consist of customer lists and non-compete agreements, which are being amortized on the straight-line basis over their estimated useful lives of 15 years and five years, respectively.

Following is a summary of the intangible assets:

	December 31, 2005	June 30, 2006	Weighted- Average Life
Customer lists	$925,485	$3,522,485	13.6 years
Noncompete agreement	242,000	351,000	4.1 years

	1,167,485	3,873,485
Less accumulated amortization	(236,711)	(333,655)

Intangible assets, net	$930,774	$3,539,830

Amortization expense related to these intangible assets was $138,360 and $96,944 for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

The estimated amortization expense for the next five years is as follows:

2006 (remaining 6 months)	$191,791
2007	364,832
2008	333,040
2009	274,032
2010	261,932
Thereafter	2,114,203

$3,539,830

Stock-Based Compensation

During the six month period ended June 30, 2006, the Company issued 1,195,000 options. Using the Black-Scholes option valuation model and the assumptions listed below, the Company recorded $112,628 in compensation expense for the six month period ended June 30, 2006, respectively.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure requirements of Financial Accounting Standards Board (FASB) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123 (R), Share-Based Payments, using the prospective transition method and Black-Scholes as the option valuation model. Under the transition method, the Company continues to account for nonvested equity awards outstanding at the date of adopting Statement 123 (R) in the same manner as they had been accounted for prior to adoption. As a result, under APB No. 25, compensation expense is based on the difference, if any, on the grant date between the estimated fair value of the Company’s stock and the exercise price of options to purchase that stock. The compensation expense is then amortized over the vesting period of the stock options. As of December 31, 2005, all options granted under APB No. 25 had exercise prices which were equal to or exceeded fair value on the date of the grant and therefore no compensation expense was recorded.

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

In May 2006, the Company cancelled contingent options to purchase 300,000 shares of common stock previously granted to John R. Walter, the Chairman of the Board, and granted Mr. Walter new options to purchase 400,000 shares of common stock, and the Company cancelled contingent options to purchase 600,000 shares of common stock previously granted to Steven E. Zuccarini, the Chief Executive Officer, and granted Mr. Zuccarini new options to purchase 750,000 shares of common stock, in each case at an exercise price of $4.92 per share, which was the price per share paid by SNP in April 2006 (see Note 7). The cancellation of the outstanding contingent options and the related grant of new options was accounted for as a modification in accordance with SFAS No. 123 (R). These options will vest ratably over six years. The Company calculates compensation expense under SFAS No. 123 (R) based on the Black-Scholes value of options at the time of grant and records compensation expense in equal amounts as the options vest. The Company engaged an independent valuation specialist to perform, contemporaneous with the granting of the above options, an appraisal of the fair market value of the common shares as of May 8, 2006. It determined the fair value to be $5.35 per share on that date.

The following assumptions were utilized in the valuation for options granted in 2006:

Dividend yield	—%
Risk-free interest rate	4.63 - 5.01%
Expected life	5 years
Volatility	33.5%

To value option grants prior to January 1, 2006, the Company used the minimum value method. Net income on a pro forma basis for the six month period ended June 30, 2005, as if compensation expense for employee option-based awards were determined using the minimum value method, is as follows:

Six Months Ended June 30, 2005
Net income, as reported	$1,729,055
Pro forma adjustment:
Stock-based compensation, included in net income	87,500
Compensation expense	(111,914)

Pro forma net income	$1,704,641

Net income per share, as reported
Basic	$0.04
Diluted	$0.04
Pro forma net income per share:
Basic	$0.04
Diluted	$0.04

To value option grants in accordance with SFAS No. 123, the Company used the minimum value method. The minimum values of the options issued were immaterial. The following assumptions were utilized in the valuation for options granted:

Dividend yield	—%
Risk-free interest rate	3.2% - 4.2%
Expected life	3 years

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

2. Earnings Per Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from the exercise of share options and the conversion of preferred shares. Conversion of 640,000 Series D preferred shares were excluded from the calculation for the six months ended June 30, 2005 and 11,767,730 Series D and E preferred shares were excluded from the calculation for the six months ended June 30, 2006 as they were anti-dilutive. The computations of basic and diluted earnings per common share for the six months ended June, 2005 and 2006 are as follows:

	Six Months Ended June 30
	2005	2006
Numerator:
Net income	$1,729,055	$2,545,751
Preferred stock dividends	(413,164)	(1,115,000)

Numerator for basic earnings per share	1,315,891	1,430,751
Effect of dilutive securities:
Preferred stock dividends	19,158	107,500

	19,158	107,500

Numerator for diluted earnings per share	$1,335,049	$1,538,251
Denominator:
Denominator for basic earnings per share-weighted-average shares	30,071,521	24,716,784
Effect of dilutive securities:
Convertible preferred shares	937,500	6,821,365
Employee stock options	756,971	3,487,044

Dilutive potential common shares	1,694,471	10,308,409

Denominator for dilutive earnings per share	31,765,992	35,025,193

Basic earnings per share	$0.04	$0.06

Diluted earnings per share	$0.04	$0.04

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Pro forma Earnings Per Share

	Six Months Ended June 30,
	2005	2006
Numerator:
Historical net income applicable to common shareholders	$1,315,891	$1,430,751
Effect of pro forma adjustments:
Provision for income taxes	(674,331)	—
Preferred stock dividends	—	1,115,000
Interest expense on line of credit, net of tax	—	50,854

	(674,331)	1,165,854

Pro forma numerator for basic and diluted earnings per share	$641,560	$2,596,605
Denominator:
Historical denominator for basic earnings (loss) per share-weighted-average shares	30,071,521	24,716,784
Effect of pro forma adjustments:
Preferential distribution	—	777,778
Conversion of preferred to common shares	—	12,705,230
Liquidation of debt	—	276,683

Denominator for pro forma basic earnings per share	30,071,521	38,476,475
Effect of dilutive securities:
Employee stock options	—	3,487,044

Denominator for pro forma diluted earnings per share	30,071,521	41,963,519

Pro forma basic earnings per share	$0.02	$0.07

Pro forma diluted earnings per share	$0.02	$0.06

The pro forma earnings per share computation does not include 5,943,513 of incremental shares to be issued in connection with the completion of the Company’s initial public offering.

3. Series E Preferred Shares

In January 2006, the Company issued 10,167,730 shares of Series E units in exchange for $50,000,000 in cash, or $4.92 per share. The Company retained $10,000,000 for working capital and general corporate purposes, while the remaining $40,000,000 redeemed shares held by certain existing shareholders. The Series E preferred shares accrue preferential cumulative dividends at an annual rate of 4%. Series E preferred shares are also entitled to a liquidation preference over the other junior preferred and common stock shareholders an amount equal to 50% of the original purchase price per share plus any accrued but unpaid dividends. Holders of at least a majority of the outstanding shares of Series E preferred stock may require the Company to redeem all of their shares in two equal installments beginning not prior to January 3, 2012. The Company may effect such redemptions by paying cash equal to the greater of the original issue price per share, plus accrued and unpaid dividends, or the fair market value of such shares as mutually agreed upon by the Company’s board of directors and the holders of at least a majority of the outstanding shares of Series E preferred stock.

The Series E preferred stock may, at the option of a holder, be converted into Class A common stock. The shares of Series E preferred stock will automatically convert into Series A common stock upon the election of the

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

holders of at least a majority of the outstanding shares of Class E preferred stock. In addition, the Series E units shall be automatically converted into common stock with the consent of the Series E shareholders upon a firmly underwritten public offering of common shares at a price no less than 1.75 times the original purchase price within 18 months of the closing and 2.00 times after 18 months and total offering no less than $25,000,000. The number of shares of Class A common stock to which a Series E preferred holder is entitled upon conversion is calculated by multiplying the applicable conversion rate then in effect (currently 1.0) by the number of Series E preferred shares to be converted.

The terms and conditions relating to the issuance of Series E preferred stock and related redemption transactions were determined through arms-length negotiations among the Series E preferred investors, the holders of a majority of the Class A common shares and the Company. As part of the arms-length negotiations, the parties agreed that $40 million of the Series E investment would be used to redeem shares of Class A common stock on a pro rata basis at $4.92 per share. In particular, the parties agreed on the ownership percentages that the shares of Series E preferred stock and Class A common stock, each as a class, would represent in the Company on a post-transaction basis. This ownership percentage, rather than relative priority or dividend rights, was the key factor in determining the redemption price. To arrive at the appropriate ownership percentage for the holders of Class A common stock, it was determined that $40 million of the Series E investment proceeds would redeem 8,130,081 shares of Class A common stock at a redemption price of $4.92 per share. A redemption price of more or less than $4.92 per share would have resulted in the holders of Class A Common Stock, as a class, owning a larger or smaller percentage of the Company, on a post-transaction basis, than was agreed to in the arms-length negotiations relating to the Series E investment.

As of June 30, 2006, 10,167,730 shares of Class A common stock would have been required to be issued upon the conversion of all of the issued and outstanding shares of Series E preferred stock. These shares have been excluded from the calculation of diluted earnings per share for the six months ended June 30, 2006, as the impact resulting from the conversion and dividends paid would be anti dilutive.

As a result of the issuance of Series E units, the Company amended the Series B and Series D dividend rights. The dividend rights were amended to pay a cash dividend at the rate of 4% of the original issue price. In addition, the dividends shall be cumulative and accrue from and after the date of issuance. The dividends will only become payable upon the occurrence of certain events, including a liquidation event, conversion or redemption of the shares or if the Board declares them to be paid.

4. Income Taxes

The provision for income taxes consists of the following components:

Six Months Ended June 30, 2006
Current
Federal	$1,600,599
State	334,764

Total current	1,935,363

Deferred
Federal	(195,892)
State	(45,369)

Total deferred	(241,261)

Income tax expense	$1,694,102

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

The provision for income taxes for the six months ended June 30, 2006, differs from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income because of the effect of the following items:

Six Months Ended June 30, 2006
Tax expense at U.S. federal income tax rate	$1,441,550
State income taxes, net of federal income tax effect	205,338
Recognition of deferred taxes upon conversion to corporation	29,253
Nondeductible expenses and other	17,961

Income tax expense	$1,694,102

At June 30, 2006, the Company’s deferred tax assets and liabilities consisted of the following:

June 30, 2006
Current deferred tax assets:
Reserves and allowances	$103,750
Deferred revenue	935,506
Other	(959)

Total current deferred tax assets	1,038,297

Noncurrent deferred tax assets:
Income tax basis in excess of financial statement basis in intangible assets	12,766,157
Less: Valuation allowance	(6,603,184)
Other	43,700
Acquired intangible assets	4,090

Total noncurrent deferred tax assets	6,210,763

Total deferred tax assets	7,249,060

Noncurrent deferred tax liabilities:
Fixed assets	(404,221)

Total deferred tax liabilities	(404,221)

Net deferred tax asset	$6,844,839

Net current deferred tax asset	$1,038,297
Net noncurrent deferred tax asset	5,806,542

Net deferred tax asset	$6,844,839

On January 3, 2006, the Company converted from an LLC to a “C” corporation. In connection with this conversion, the Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. As a result of the $40 million share redemption (see note 3), the tax basis of the Company increased resulting in the recognition of a deferred tax asset of $13,200,000, for which a valuation allowance of $6,600,000 was recorded with a corresponding net increase to additional paid in capital of $6,600,000.

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

5. Graphography Acquisition

On May 31, 2006, we acquired Graphography Limited LLC, a provider of production management services including print procurement and promotion services located in New York. Through this acquisition, we added two significant enterprise clients and established a presence in the New York market, which we view as an important step in the achievement of our geographic expansion objectives. The acquisition price consisted of $4.525 million in cash paid on May 31, 2006 and up to an additional $3.0 million in cash contingent on the revenue generated by Graphography on or prior to May 31, 2010. Any contingent payments will be recorded as additional goodwill on the balance sheet. Approximately $2.1 million of the goodwill will be deductible for tax purposes. The company also assumed certain contractual operating lease obligations.

The following table summarizes the estimated fair values of the assets acquired at the date of the acquisition. The customer lists have an average weighted life of 15 years and the non-compete agreements have an average weighted life of 2 years. The allocation of purchase price is based on preliminary estimates and assumptions and subject to revision when valuation and integration plans are finalized. Accordingly, revisions to the allocation of purchase price, which may be significant, will be reported in a future period as increases or decrease to amounts previously reported.

Current assets (including cash acquired of $1,549,071)	$7,357,491
Property and equipment	24,283
Customer list	2,597,000
Non-compete agreements	109,000
Goodwill	2,117,650
Liabilities assumed	(7,680,424)

Net purchase price	$4,525,000

The Company’s consolidated financial statements include the results of operations for the Graphography acquisition since the May 31, 2006 acquisition date. Unaudited pro forma results of operations data for the six months ended June 30, 2005 and 2006 as if the acquisition had occurred at the beginning of the period presented are as follows:

	Six months ended June 30,
	2005	2006
Total revenues	$44,344,899	$68,214,569
Income from operations	2,051,369	4,203,335
Net income	2,115,582	2,576,697
Net income applicable to common shareholders	1,702,418	1,461,697
Basic earnings per share	$0.06	$0.10
Diluted earnings per share	$0.05	$0.07

6. Conversion to InnerWorkings, Inc.

On January 3, 2006, the Company completed its conversion to a corporate structure whereby InnerWorkings, LLC converted to InnerWorkings, Inc. As a result, each voting A common unit of the LLC converted to a fully paid share of Class A Common Stock, with a par value $0.0001 per share. The non-voting A common units converted to a fully paid share of Class B Common Stock, with a par value of $0.0001 per share. In addition, each B and D preferred unit of the LLC converted to fully paid shares of Series B and Series D Preferred Stock, respectively, both with a par value of $0.0001. In connection with the conversion, the undistributed losses as of the conversion date were reclassified to additional paid in capital.

InnerWorkings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

The holders of Class A common stock are entitled to vote on all matters, while the holders of Class B common stock generally have no voting rights, except as required by law. Upon a liquidation of the Company, the holders of Class A common stock and Class B common stock are entitled to receive, pro rata with the Series B Preferred Stock, Series D preferred stock and Series E preferred stock, the remaining amounts or assets to be paid to the holders of the capital stock of the Company after all preference payments, accrued and unpaid dividends and other payments have been made to the holders of the Company’s preferred stock.

7. SNP Transaction

In March 2006, the Company entered into an agreement with SNP Corporation Ltd. to grant a non-exclusive, non-transferable license to use certain non-core applications of the Company’s software in China, Singapore and Hong Kong. Pursuant to the terms of the agreement, SNP is paying the Company $1.0 million in five monthly installments of $200,000, beginning in April 2006. The initial term of the agreement is one year and is automatically renewed for successive one-year terms in the absence of a termination by either party. The revenue for this license agreement is being recognized ratably over the 12 month initial term of the agreement. In the event the agreement is renewed, SNP will pay the Company 1% of the gross revenue for all transactions processed through the licensed software during the term of the agreement. In addition, in April 2006, the Company sold 254,065 shares of its Class A common stock to SNP at a price of $4.92 per share for a total purchase price of $1.25 million.

8. Related Parties

In November 2003, the Company entered into a consulting agreement with Zion Consulting, Inc., a business consulting firm. Under the terms of the consulting agreement, the Company paid $45,000 and $79,600 to Zion Consulting for services rendered during the six months ended June 30, 2005 and 2006, respectively. The sole shareholder and president of Zion Consulting is the spouse of one of the Company’s stockholders. We terminated this agreement as of June 30, 2006.

In February 2005, the Company acquired a 10.2% ownership interest in Echo Global Logistics, LLC (Echo), an enterprise transportation start-up management firm with no net assets, liabilities or historical operating results, for $125,000. The remaining investors in Echo include certain shareholders and directors of IW, as well as key members of the Company’s management team. The Company provides general management services to Echo, including financial management, legal, accounting, tax, treasury services, employee benefit plan and marketing services, which are billed based on the percentage of time the Company’s employees spend on these services. The total amount billed for general management services during the six months ended June 30, 2006 was $19,296. In addition, Echo provided transportation services to the Company during 2006. As consideration for these services, Echo billed the Company $310,346 for the six months ended June 30, 2006. The Company also sub-leases a portion of our office space to Echo. Effective January 1, 2006, the Company entered into a sub-lease agreement with Echo pursuant to which Echo leases approximately 20% of our office space for approximately $7,500 per month.

The Company sub-leases a portion of our office space to Incorp, LLC. Effective January 1, 2006, the Company entered into a sub-lease agreement with Incorp pursuant to which Incorp leases approximately 20% of our office space for approximately $7,500 per month.

Report of Independent Auditors

The Members

Graphography Limited LLC

We have audited the accompanying balance sheet of Graphography Limited LLC as of December 31, 2005 and the related statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Graphography Limited LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Chicago, Illinois

May 25, 2006

Graphography Limited LLC

Balance Sheet

December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$223,019
Accounts receivable	3,567,907
Unbilled revenue	893,664
Prepaid expenses	16,184
Other current assets	6,082

Total current assets	4,706,856
Property and equipment, net	32,751
Other assets:
Deposits	35,634
Note receivable—member	559,164
Other assets	1,950

596,748

Total assets	$5,336,355

Liabilities and members’ equity
Current liabilities:
Accounts payable—trade	$3,653,235
Line of credit	500,000
Customer deposits	92,385
Other accrued liabilities	47,186
Accrued expenses	226,174

Total current liabilities	4,518,980
Members’ equity:
Class A, common units, $0 par value, 1,000 units authorized, issued and outstanding	1,000
Retained earnings	816,375

Total members’ equity	817,375

Total liabilities and members’ equity	$5,336,355

See accompanying notes to financial statements.

Graphography Limited LLC

Statement of Operations

Year Ended December 31, 2005

Revenue	$23,762,831
Cost of goods sold	20,545,842

Gross profit	3,216,989
Operating expenses:
Selling, general, and administrative expenses	2,853,677
Depreciation and amortization	26,149

Income from operations	337,163
Other income (expense):
Interest income	16,278
Interest expense	(18,556)

Total other expense	(2,278)

Net income	$334,885

See accompanying notes to financial statements.

Graphography Limited LLC

Statement of Members’ Equity

Year Ended December 31, 2005

	Common A		Retained Earnings	Total
	Shares	Amount
Balance at January 1, 2005	1,000	$1,000	489,264	490,264
Net income	—	—	334,885	334,885
Distributions	—	—	(7,774)	(7,774)

Balance at December 31, 2005	1,000	$1,000	$816,375	$817,375

See accompanying notes to financial statements.

Graphography Limited LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities
Net income	$334,885
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	26,149
Change in assets:
Accounts receivable	(1,138,310)
Unbilled revenue	1,786,548
Prepaid expenses and other	1,091
Change in liabilities:
Accounts payable	304,354
Accrued expenses and other	(2,161,035)

Net cash used in operating activities	(846,318)
Cash flows from investing activities
Purchases of property and equipment	(4,006)
Cash flows from financing activities
Net line of credit borrowings	500,000
Advances to related parties	(50,253)
Payments of distributions	(7,774)

Net cash provided by financing activities	441,973

Decrease in cash and cash equivalents	(408,351)
Cash and cash equivalents, beginning of year	631,370

Cash and cash equivalents, end of year	$223,019

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$18,556

See accompanying notes to financial statements.

Graphography Limited LLC

Notes to Financial Statements

December 31, 2005

1. Description of the Business

Graphography Limited LLC (the Company) provides large and middle market companies in the United States with turnkey production management solutions, providing clients with an end-to-end solution for all their print, direct mail, premium, display and promotional needs. The Company analyzes, competitively bids, procures, manages and executes production programs on behalf of clients and serves as a complete outsource for the back-end execution of all their marketing efforts.

The Company is organized pursuant to the Delaware Limited Liability Company Act, which limits the liability of the individual members. The term of existence began with the filing of the Certificate of Formation with the Delaware Secretary of State and continues indefinitely.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped from a third party to the customer, which is the time that title transfers. In accordance with EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we recognize revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because we bear the risks and benefits associated with revenue-generated activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing our products, among other things.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. Invoices require payment within 30 to 60 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. Interest is not accrued on outstanding balances.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted.

Graphography Limited LLC

Notes to Financial Statements—(Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives, by asset class, are as follows:

Software	3 years
Computer equipment	5 years
Furniture and fixtures	5 years

Shipping and Handling Costs

Shipping and handling costs are classified in cost of sales in the statements of operations.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes at the Company level. Members are taxed individually on their share of the Company’s earnings.

Advertising

Costs of advertising, which are expensed as incurred by the Company, were $150,051 for the year ended December 31, 2005.

3. Property and Equipment

Property and equipment at December 31, 2005, consisted of the following:

2005
Computer equipment	$223,207
Software	18,981
Furniture and fixtures	83,643

325,831
Less accumulated depreciation	(293,080)

$32,751

4. Line of Credit

During 2005, the Company entered into a $750,000 line of credit with a bank that matures in June 2006. Outstanding borrowings under the line of credit were $500,000 at December 31, 2005. Interest is payable monthly at the prime rate (7.25% at December 31, 2005) plus one percent. The note is collateralized by substantially all of the Company’s assets. The Company is required to comply with certain nonfinancial covenants.

5. Commitments and Contingencies

Lease Commitments

In June 1996 (as amended in August 1997), the Company entered into an operating lease agreement for a new facility. The lease agreement expires December 31, 2006, and requires base monthly rental payments of $17,353, plus an additional monthly rental payment for real estate taxes and common area maintenance fees related to the building. In addition, the Company leases office equipment under various operating leases.

Total rent expense for the year ended December 31, 2005, was $243,951.

Graphography Limited LLC

Notes to Financial Statements—(Continued)

Minimum annual rental payments are as follows:

2006	$221,214
2007	8,942
2008	2,700

Total minimum lease payments	$232,856

6. Significant Customers

Sales to two customers were approximately $12,000,000 and $9,000,000, respectively, for the year ended December 31, 2005. The amount included in accounts receivable at December 31, 2005, for these customers was approximately $811,000 and $1,520,000, respectively.

7. Major Vendor

Purchases from one vendor were approximately $2,800,000 for 2005. The amount included in accounts payable at December 31, 2005, for this vendor was approximately $395,000.

8. Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions located in the United States. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The uninsured cash balance at December 31, 2005, was $71,680.

9. Benefit Plans

The Company adopted a 401(k) savings plan effective January 1, 2002, covering all of the Company’s employees. Employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company has the right to make discretionary contributions to the plan. For the year ended December 31, 2005, the Company did not make any contributions to the plan.

10. Related-Party Transactions

The Company engages an accounting firm to handle certain financial statement reporting and tax compliance requirements. One of the partners at this accounting firm is related to a member of the Company. As of December 31, 2005, the Company accrued approximately $25,000 related to services performed in 2005.

As of December 31, 2005, the Company had a note receivable of $559,164 arising from advances made to one of the members. The note is payable upon demand.

Graphography Limited LLC

Balance Sheets

	December 31, 2005	March 31, 2006
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$223,019	$985,207
Accounts receivable	3,567,907	1,694,639
Unbilled revenue	893,664	3,491,976
Prepaid expenses	16,184	10,143
Other current assets	6,082	3,987

Total current assets	4,706,856	6,185,952
Property and equipment, net	32,751	27,050
Other assets:
Deposits	35,634	35,634
Note receivable—member	559,164	565,423
Other assets	1,950	2,950

	596,748	604,007

Total assets	$5,336,355	$6,817,009

Liabilities and members’ equity
Current liabilities:
Accounts payable—trade	$3,653,235	$3,695,235
Line of credit	500,000	—
Customer deposits	92,385	2,098,418
Other accrued liabilities	47,186	2,826
Accrued expenses	226,174	101,000

Total current liabilities	4,518,980	5,897,479
Members’ equity:
Class A, common units, $0 par value, 1,000 units authorized, issued and outstanding	1,000	1,000
Retained earnings	816,375	918,530

Total members’ equity	817,375	919,530

Total liabilities and members’ equity	$5,336,355	$6,817,009

See accompanying notes to unaudited financial statements.

Graphography Limited LLC

Statements of Operations

	Three Months Ended March 31,
	2005	2006
	(Unaudited)
Revenue	$4,946,367	$6,903,604
Cost of goods sold	4,230,194	5,698,641

Gross profit	716,173	1,204,963
Operating expenses:
Selling, general, and administrative expenses	675,768	684,199
Depreciation and amortization	4,590	5,701

Income from operations	35,815	515,063
Other income (expense):
Interest income	1,046	—
Interest expense	(1,571)	(2,360)

Total other expense	(525)	(2,360)

Net income	$35,290	$512,703

See accompanying notes to unaudited financial statements.

Graphography Limited LLC

Statements of Cash Flows

	Three Months March 31,
	2005	2006
	(Unaudited)
Cash flows from operating activities
Net income	$35,290	$512,703
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,590	5,701
Change in assets:
Accounts receivable	2,182,220	1,873,268
Unbilled revenue	(1,805,835)	(2,598,312)
Prepaid expenses and other	1,068	7,135
Change in liabilities:
Accounts payable	1,494,653	42,000
Customer deposits	(2,320,865)	2,006,032
Accrued expenses and other	72,249	(169,534)

Net cash provided by (used in) operating activities	(336,630)	1,678,994
Cash flows from investing activities
Purchases of property and equipment	(3,173)	—
Cash flows from financing activities
Repayments of line of credit	300,000	(500,000)
Advances to related parties	(3,279)	(6,258)
Payments of distributions	(12,229)	(410,548)

Net cash provided (used in) by financing activities	284,492	(916,806)

Increase in cash and cash equivalents	(55,311)	762,188
Cash and cash equivalents, beginning of period	631,370	223,019

Cash and cash equivalents, end of period	$576,059	$985,207

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,571	$2,360

See accompanying notes to consolidated financial statements.

Graphography Limited LLC

Notes to Financial Statements

March 31, 2006 and 2005

1. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited financial statements of Graphography Limited LLC (the Company) included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of the accompanying unaudited financial statements have been included, and all adjustments are of a normal and recurring nature. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s most recent audited financial statements.

Unbilled Revenue

Unbilled revenue relates to shipments that have been made to customers for which the related accounts receivable has not yet been billed.

Customer Deposits

Customer deposits relate to payments made to the Company prior to invoicing the customer for their shipment. Once the customer is invoiced, the customer deposit is applied to the outstanding accounts receivable.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes at the company level through March 31, 2006. Members are taxed individually on their share of the Company’s earnings.

2. Related Parties

The Company engages an accounting firm to handle certain financial statement reporting and tax compliance requirements. One of the partners at this accounting firm is related to a member of the Company. As of March 31, 2006, the Company accrued approximately $25,000 related to services performed in 2005.

As of March 31, 2006, the Company had a note receivable of $565,423 arising from advances made to one of its members. The note is payable upon demand.

3. Subsequent Events

On May 31, 2006, the Company was sold to InnerWorkings, Inc. for an acquisition price of $4.525 million in cash paid on May 31, 2006. The acquisition agreement provides that up to an additional $3.0 million in cash may be paid by InnerWorkings, Inc. contingent on the future revenue generated by the Company. The additional cash consideration, if any, will be paid on or prior to May 31, 2010 and will be treated as additional purchase price.

InnerWorkings, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements

On May 31, 2006, InnerWorkings, Inc. (the “Company”) acquired Graphography Limited LLC (“Graphography”) a provider of production management services, including print procurement and promotional services, located in New York, New York. In connection with the acquisition, we added two significant enterprise clients, a fortune 500 manufacturing and marketing company and a multi-billion dollar international beverage distributor. We also added more than 100 new transactional client relationships and helped further diversify our supplier network by adding over 400 new vendor relationships. As a result of the acquisition, we also established a presence in the New York market with an office of 22 people located in Manhattan.

For purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Operations, we assume the Graphography acquisition occurred on January 1, 2005.

These Unaudited Pro Forma Condensed Consolidated Financial Statements (“the unaudited pro forma financial statements”) have been prepared based on preliminary estimates of fair values of the assets acquired and liabilities assumed as of the acquisition date.

The unaudited pro forma financial statements presented reflect the effects of the following transactions:

•	net proceeds and shares issued from this offering

•	the Graphography acquisition on May 31, 2006

•	conversion from an LLC to a “C” corporation on January 3, 2006

•	one-time mandatory payment of $7.0 million for accrued dividends and preference payments payable to the Company’s preferred shareholders

•	conversion of the Series B, D and E preferred shares to common shares

•	use of proceeds to liquidate the outstanding debt as of the offering date

The unaudited pro forma financial statements presented are for illustration purposes only and do not necessarily indicate the operating results or financial position that would have been achieved if the Graphography acquisition had occurred at the beginning of the period presented, nor is it indicative of future operating results or financial position.

These unaudited pro forma financial statements do not reflect any operating efficiencies and cost savings that we may achieve with respect to the combined companies, nor do they include the effects of restructuring activities.

The unaudited pro forma financial statements should be read in conjunction with the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements and the historical consolidated financial statements and accompanying notes included in this Form S-1 Registration Statement.

InnerWorkings, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

June 30, 2006

	InnerWorking, Inc. Historical	Offering and Other Pro Forma Adjustments		Pro Forma as Adjusted
Assets
Current assets:
Cash and cash equivalents	$2,163,195	$46,943,204		$49,106,399
Accounts receivable, net	25,478,260	—		25,478,260
Unbilled revenue	7,103,794	—		7,103,794
Prepaid expenses	4,811,844	—		4,811,844
Deferred income taxes	1,038,297	—		1,038,297
Other current assets	2,091,333	—		2,091,333

Total current assets	42,686,723	46,943,204		89,629,927
Property and equipment, net	1,993,284	—		1,993,284
Intangibles and other assets:				—
Goodwill	2,470,604	—		2,470,604
Intangible assets, net	3,539,830	—		3,539,830
Deposits	51,763	—		51,763
Investment	125,000	—		125,000
Deferred income taxes	5,806,542	—		5,806,542
Other assets	41,718	—		41,718

	12,035,457	—		12,035,457

Total assets	$56,715,464	$46,943,204		$103,658,668

Liabilities and stockholders’ deficit/members’ equity
Current liabilities:
Accounts payable—trade	$21,429,967	$—		$21,429,967
Distribution payable	29,366	—		29,366
Preferential distribution payable	—	7,000,000	(7)	7,000,000
		(7,000,000	)(7)	(7,000,000)
Outstanding line of credit	2,490,146	(2,490,146	)(8)	—
Current maturities of capital lease obligations	86,202	—		86,202
Customer deposits	4,407,813	—		4,407,813
Other liabilities	7,299	—		7,299
Deferred revenue	139,247	—		139,247
Accrued expenses	1,285,290	—		1,285,290

Total current liabilities	29,875,330	(2,490,146)		27,385,184
Capital lease obligations, less current maturities	254,843	—		254,843

Total liabilities	30,130,173	(2,490,146)		27,640,027
Class D, convertible redeemable preferred shares	4,930,608	(4,930,608	)(6)	—
Class E, convertible redeemable preferred shares	50,305,973	(50,305,973	)(6)	—
Stockholders’ deficit/members’ equity:
Class B, convertible preferred shares	765,000	(765,000	)(6)	—
Common shares	—	116,430,737		116,430,737
Class A, common shares	3,716,806	(3,716,806	)(6)	—
Class B, common shares	279,000	(279,000	)(6)	—
Additional paid-in capital	5,123,989	—		5,123,989
Treasury stock at cost	(40,000,000)	—		(40,000,000)
Retained Earnings (accumulated deficit)	1,463,915	(7,000,000	)(7)	(5,536,085)

Total stockholders’ deficit/members’ equity	(28,651,290)	104,669,931		76,018,641

Total liabilities and stockholders’ deficit/members’ equity	$56,715,464	$46,943,204		$103,658,668

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

InnerWorkings, Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Year Ended December 31, 2005

	InnerWorkings, Inc. Historical	Graphography Historical	Acquisition Pro Forma Adjustments		Pro Forma	Offering and Tax Pro Forma Adjustments		Pro Forma as Adjusted
Revenue	$76,869,586	$23,762,831	$—		$100,632,417	$—		$100,632,417
Cost of goods sold	61,271,453	20,545,842	—		81,817,295	—		81,817,295

Gross profit	15,598,133	3,216,989	—		18,815,122	—		18,815,122
Operating expenses:
Selling, general, and administrative expenses	10,605,248	2,853,677	—		13,458,925	—		13,458,925
Depreciation and amortization	387,911	26,149	227,633	(1)	641,693	—		641,693

Income from operations	4,604,974	337,163	(227,633)		4,714,504	—		4,714,504
Other income (expense):
Interest income	78,627	16,278	—		94,905	—		94,905
Interest expense	(98,128)	(18,556)	—		(116,684)	98,128		(18,556)
Minority interest	58,244	—	—		58,244	—		58,244
Other, net	(9,580)	—	—		(9,580)	—		(9,580)

Total other income (expense)	29,163	(2,278)	—		26,885	98,128		125,013

Income before income taxes	4,634,137	334,885	(227,633)		4,741,389	98,128	(4)	4,839,517
Income tax expense	—	—	(41,828	)(2)	(41,828)	(1,845,583	)(3)(4)	(1,887,411)

Net income	4,634,137	334,885	(269,461)		4,699,561	(1,745,455)		2,952,106
Dividends on preferred shares	(761,825)	—	—		(761,825)	761,825	(5)	—

Net income applicable to common shareholders	$3,872,312	$334,885	$(269,461)		$3,937,736	$(985,630)		$2,952,106

Basic earnings per share	$0.12							$0.07
Diluted earnings per share	$0.12							$0.07
Number of shares used for calculation:
Basic earnings per share	31,009,580					9,597,500	(10)	40,607,080
Diluted earnings per share	32,707,292					8,660,000	(10)	41,367,292

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

InnerWorkings, Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Six Months Ended June 30, 2006

	InnerWorkings, Inc. Historical	Period from January 1, 2006 through May 31, 2006 Graphography Historical	Acquisition Pro Forma Adjustments		Pro Forma Before Offering Adjustments	Offering Pro Forma Adjustments		Pro Forma as Adjusted
Revenue	$57,576,910	$10,637,659	$—		$68,214,569	$—		$68,214,569
Cost of goods sold	45,988,234	9,018,833	—		55,007,067	—		55,007,067

Gross profit	11,588,676	1,618,826	—		13,207,502	—		13,207,502
Operating expenses:
Selling, general, and administrative expenses	7,105,385	1,461,016	—		8,566,401	—		8,566,401
Depreciation and amortization	333,893	9,386	94,487	(1)	437,766	—		437,766

Income from operations	4,149,398	148,424	(94,487)		4,203,335	—		4,203,335
Other income (expense):
Interest income	177,334	—	—		177,334	—		177,334
Interest expense	(84,489)	(2,360)	—		(86,849)	84,489	(4)	(2,360)
Other, net	(2,390)	—	—		(2,390)	—		(2,390)

Total other income (expense)	90,455	(2,360)	—		88,095	84,489		172,584

Income before income taxes	4,239,853	146,064	(94,487)		4,291,430	84,489		4,375,919
Income tax expense	(1,694,102)	—	(20,631	)(2)	(1,714,733)	(33,796	)(4)	(1,748,529)

Net income	2,545,751	146,064	(115,118)		2,576,697	50,693		2,627,390
Dividends on preferred shares	(1,115,500)	—	—		(1,115,000)	1,115,000	(5)	—

Net income applicable to common shareholders	$1,430,751	$146,064	$(115,118)		$1,461,697	$1,165,693		$2,627,390

Basic earnings per share	$0.06				—			$0.06
Diluted earnings per share	$0.04				—			$0.05
Number of shares used for calculation:
Basic earnings per share	24,716,784					19,765,230	(10)	44,482,014
Diluted earnings per share	35,025,193					12,943,865	(10)	47,969,058

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

InnerWorkings, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) Depreciation and amortization:

The pro forma adjustment reflects the amortization of intangible assets over their useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of InnerWorkings, Inc. (the “Company”).

	Useful Life	Year Ended December 31, 2005 Pro Forma Amortization	Six Months Ended June 30, 2006 Pro Forma Amortization
Customer lists	15 years	$173,133	$72,139
Non-compete agreements	2 years	54,500	22,708

Total		$227,633	$94,487

(2) Income tax expense:

The pro forma adjustment reflects the tax rate applied to the pro forma pre-tax income related to the Graphography Limited LLC acquisition as follows:

Six months ended June 30, 2006	40.00%
Year ended December 31, 2005	39.00%

(3) Income tax expense:

The pro forma adjustment reflects our conversion from an LLC to a C corporation which occurred on January 3, 2006 as if it occurred at the beginning of the period presented. The adjustment represents a combined federal and state effective tax rate of 39%.

(4) Interest expense:

The pro forma adjustment reflects the elimination of interest expense on the outstanding indebtedness under our line of credit which will be repaid from the proceeds of the offering, and the related tax effect at 39% for the year ended December 31, 2005 and 40.00% for the six months ended June 30, 2006.

(5) Dividends on Preferred Shares:

Pro forma adjustment reflects the elimination of preferred dividends resulting from the conversion of all our outstanding shares of Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock.

(6) Preferred shares and equity:

The pro forma adjustment reflects the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into shares of our common stock on a share-for-share basis.

(7) Preferential distribution:

The pro forma adjustments reflect the accrual of required preference and accrued dividends which are payable to the former holders of our Series B, D and E preferred shares and the subsequent payment from the proceeds of the offering. This adjustment is included in the pro forma balance sheet but is not included in the pro forma income statements as it does not have a recurring impact.

(8) Outstanding line of credit:

The pro forma adjustment reflects the pay down of the outstanding indebtedness under our line of credit which will be repaid from the proceeds of the offering.

(9) Cash and cash equivalents:

The pro forma adjustment reflects the net proceeds after deducting the underwriting discounts and commissions, estimated offering expenses, repayment of outstanding indebtedness under our line of credit and required preference and accrued dividend payments to the former holders of our Series B, D and E preferred shares.

(10) Earnings per share:

The pro forma basic earnings per share for the year ended December 31, 2005 includes the 2,537,500 shares of Series B and D shares converted to common stock and the 7,060,000 shares of additional common stock issued in this offering. In addition, the pro forma diluted earnings per share includes the dilutive effect of 760,212 options outstanding using the treasury stock method.

The pro forma basic earnings per share for the six months ended June 30, 2006 includes the 12,705,230 shares of Series B, D and E shares converted to common stock and the 7,060,000 shares of additional common stock issued in this offering. In addition, the pro forma diluted earnings per share includes the dilutive effect of 3,487,044 options outstanding using the treasury stock method.